Confidential Draft No. 2 Submitted on September 12, 2013

As filed with the Securities and Exchange Commission on                     , 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMBER ROAD, INC.

(Exact name of registrant as specified in its charter)

NEW JERSEY (prior to reincorporation) DELAWARE (after reincorporation)	7372	22-2590301
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Meadowlands Plaza

East Rutherford, New Jersey 07073

(201) 935-8588

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James W. Preuninger Chief Executive Officer	John W. Preuninger President and Chief Operating Officer

Amber Road, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073 Telephone: (201) 935-8588 Telecopy: (201) 935-5187

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Victor H. Boyajian, Esq. Ira L. Kotel, Esq. Dentons US LLP 1221 Avenue of the Americas New York, New York 10020-1089 Telephone: (212) 768-6700 Telecopy: (212) 768-6800	Kenneth J. Gordon, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 Telephone: (617) 570-1000 Telecopy: (617) 523-1231

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value	$	$

(1)	Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes the offering price attributable to additional shares that the underwriters have the option to purchase from the registrant and the selling stockholders.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 12, 2013

PRELIMINARY PROSPECTUS

             Shares

Common Stock

            per share

We are offering              shares of our common stock and the selling stockholders are offering              shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We have applied to list our shares of common stock on the              under the symbol “    .” We anticipate that the initial public offering price will be between $         and $         per share.

We are an “emerging growth company” under applicable federal securities laws, and will be subject to reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

(1)	See “Underwriting” beginning on page 111 for additional disclosure regarding underwriting commissions and expenses.

The underwriters hold an option to purchase up to              additional shares from us and the selling stockholders, at the public offering price, less the underwriting discount, for 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. The underwriters expect to deliver the shares of common stock on or about                     , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Stifel

Pacific Crest Securities

Canaccord Genuity	Needham & Company	Raymond James

The date of this prospectus is

Until                     , all dealers that affect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

You should rely only on information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. The information in this prospectus may only be accurate as of the date on the front of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

For investors outside the United States: Neither we, nor the selling stockholders, nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “Amber Road,” “company,” “we,” “us” and “our” in this prospectus to refer to Amber Road, Inc. and its consolidated subsidiaries as a whole.

Overview

Our mission is to dramatically change the way companies conduct global trade. As a leading provider of cloud-based global trade management (GTM) solutions, we automate import and export processes to enable goods to flow across international borders in the most efficient, compliant and profitable way. Our solution combines enterprise-class software, trade content sourced from government agencies and transportation providers in 125 countries, and a global supply chain network connecting our customers with their trading partners, including suppliers, freight forwarders, customs brokers and transportation carriers. We deliver our GTM solution using a Software-as-a-Service (SaaS) model and leverage a highly flexible technology framework to quickly and efficiently meet our customers’ unique requirements around the world. In 2012, we processed over 600 million transactions and supply chain messages on our network.

Sustained increases in international trade volumes are driving demand for our solution. For example, the U.S. Department of Commerce reported that in 2012, U.S. companies imported approximately $2.3 trillion of goods and exported approximately $1.5 trillion of goods. The Congressional Research Service reports that in 2012, China overtook the United States as the world’s largest trading economy, with the value of Chinese merchandise imports reaching approximately $1.8 trillion and the value of Chinese merchandise exports reaching approximately $2.1 trillion. Many of our multi-national enterprise customers have a presence in China, and to increase our share of this growing market, in September 2013 we acquired EasyCargo, a Chinese SaaS global trade management solution provider focused on companies conducting global trade in China.

In addition to rising global trade volumes, importers and exporters must cope with growing supply chain complexity. A single shipment may involve more than a dozen parties, multiple languages, time zones, currencies, modes of transport and a large number of ever-changing laws and regulations. To address this complexity, many global trade participants require dedicated staff to interpret and comply with intricate, country-specific trade regulations, which are often published on paper in varying formats. For example, there are over 500 free and preferential trade agreements around the globe, each requiring importers to comply with myriad rules before they can take advantage of reduced duty rates to lower their product costs. Further, global trade participants must obey thousands of import and export regulations and screen their shipments against approximately 200 lists containing an aggregate of over 250,000 restricted parties. According to a 2013 SCM World survey that we commissioned, over half of the respondents indicated that complying with global trade regulations was one of their top challenges, yet less than 4% indicated that their import compliance was fully automated. Failure to manage the complexity of global trade results in poor supply chain performance, increased costs, and exposure to fines and penalties. Conversely, companies that excel in global trade management enjoy a distinct financial advantage in the marketplace.

Expanding global trade and mounting supply chain complexity have increased demand for GTM solutions. According to a 2013 ARC Advisory Group report that we commissioned, the addressable global market for GTM solutions for companies that import and export goods was approximately $6.1 billion in 2012, with current market penetration of 6%. As a market leader, we believe we are poised to capture an increasing percentage of the GTM market by maintaining a state of the art GTM solution and increasing our sales and marketing activities.

We deliver our solution in individual modules or as a suite, depending on our customers’ needs, utilizing a highly flexible technology framework. This cloud-based suite addresses the growing complexity of the global trade landscape by automating GTM functions to minimize import and export costs, optimize transportation, track shipments within a supply chain, and automate compliance with regulations and free trade agreements. Without this delivery in the cloud, it would be difficult to effectively enable collaboration among the large number of trading partners involved in a global supply chain.

Our solution integrates Global Knowledge, a vast library of regulations and other content that we transform into a proprietary knowledgebase that enables our customers to automate GTM functions across 125 countries. Global Knowledge includes import and export regulations, shipping documents, preferential duties and taxes, specifications for free trade agreements, transportation rates, sailing schedules, embargoed country and restricted party lists, and harmonized tariff codes that identify goods based on standardized classifications, all sourced directly from government agencies and transportation carriers. Finally, our GTM solution includes a global supply chain network of connections to our customers’ trading partners, allowing us to deploy our solution efficiently and economically.

Because global trade processes vary across industry verticals and countries, no single software or SaaS solution built with traditional technologies can serve the needs of every participant in a global supply chain. To address these variations, we built our GTM solution using a proprietary technology architecture that we refer to as our Enterprise Technology Framework. Our Enterprise Technology Framework separates customer-specific configurations in each deployment from our core application, permitting our customers to configure our GTM solution without one-off customizations. This in turn permits us to maintain a single version of our software across deployments, facilitating our development cycle and simplifying upgrades for our customers.

Our GTM solution drives value to our customers through faster and more predictable delivery times, less labor, reduced in-transit inventories, and reduced international trading costs such as brokerage fees, logistics fees, transportation costs and customs duties. Our customers have expressed satisfaction with the value they derive from our solution in our annual internal customer satisfaction surveys. For our fiscal years ended December 31, 2010, 2011 and 2012, our recurring revenue retention was 102%. We calculate our recurring revenue retention rate by comparing, for a given quarter, subscription revenue for all customers in the corresponding quarter of the prior year to the subscription revenue from those same customers in the given quarter. For the annual rate, we utilize the average of the four quarters for the stated year.

We sell our GTM solution to many of the largest enterprises in the world, including companies such as General Electric, Monsanto, Sherwin Williams, Tyco International, Walmart and Weatherford International. In 2010, 2011 and 2012, our solution served 295, 351 and 399 customers, respectively, representing diversified industry verticals including Chemical/Pharmaceutical, High Technology/Electronics, Industrial/Manufacturing, Logistics, Oil & Gas, and Retail/Apparel. Although our customers are headquartered primarily in the United States and Europe, we have deployed our solution to their users in more than 80 countries. We define customers to include only those customers from whom we generate revenue, and our customer counts do not include customers attributable to our recent EasyCargo acquisition.

We have achieved consistent revenue growth while expanding our global presence. Our revenue has grown from $32.1 million in 2010, to $37.6 million in 2011, to $43.4 million in 2012. This represents annual growth of 17.1% and 15.4% for our two most recent fiscal years. Revenue increased from $21.0 million for the six months ended June 30, 2012 to $23.5 million for the six months ended June 30,

2013, representing 11.9% annual growth. We had net losses of $3.6 million, $4.6 million, and $2.1 million for the years ended December 31, 2010, 2011, and 2012, respectively, and net losses of $1.4 million and $10.4 million for the six months ended June 30, 2012 and 2013, respectively.

Our Industry

Most global trade functions historically have been handled manually by outsourced service providers and internal specialists. Early global trade automation software focused narrowly on discrete problems such as restricted party screening and shipment tracking. These software programs were not integrated with each other or existing enterprise software and were weak in functionality. At the same time, demand for global trade automation has increased rapidly over the past 10 years, fueled by a combination of macro and microeconomic trends. We believe these trends will continue to support the rapid increase of global trade and demand for GTM solutions.

According to the SCM World survey, over 75% of respondents agreed that delayed shipments and other customs problems materially impacted customer service, and nearly 90% agreed that unpredictable lead times on international shipments materially impacted customer service. Further, over 50% of the respondents agreed that their inability to take advantage of preferential duty programs or free trade agreements was costing them a material amount today and that these costs were likely to increase going forward.

Our Solution

We deliver a broad GTM solution that encompasses enterprise-class software, trade content, a global supply chain network, and highly flexible technology architecture. By automating more GTM processes, we enable our customers to enjoy significantly lower supply chain costs compared to legacy systems. The critical components of our solution include:

Enterprise-Class Software. Our solution consists of integrated software modules that automate most GTM functions. Customers can subscribe for modules individually or as a suite, depending on their needs. Each module contains a rich, configurable feature set, intuitive user interface, workflow engines to process business rules that permit management by exception, and application programming interfaces to connect each module to other enterprise systems. Our solution is based on our proprietary Enterprise Technology Framework and is engineered to be stable and deliver high performance to automate the world’s largest businesses.

Trade Content. In addition to powerful software, automating global trade to its full potential requires trade content. Trade content is information that we source from government agencies and transportation carriers, which, when used with our software, enables trade automation. Trade content includes harmonized tariff codes, restricted party lists, export regulations, import regulations, shipping documents, preferential duties and taxes, specifications for free trade agreements, transportation rates, and sailing schedules.

Supply Chain Network. To automate global trade, we connect our customers to their extended supply chain partners, including suppliers, freight forwarders, transportation carriers, and customs brokers. Each of these parties requires access to trade content, messages, alerts, and information services at critical points along the supply chain. This coordination enables us to automate more GTM processes than would otherwise be possible.

Flexible Technology. GTM processes vary across industry verticals and countries, and one solution cannot fit every customer and its trading partners. Therefore, we simplify GTM automation by utilizing our Enterprise Technology Framework, a highly flexible technology framework. The most important capability of Enterprise Technology Framework to our customers, and the most difficult technical problem it solves, is permitting our professional services organization to configure our solution during implementation in a manner that separates customer-specific configurations from our core application, allowing our customers to upgrade to new versions of our solution while retaining their configurations and avoiding the need for re-implementation. The power of our Enterprise Technology Framework is in allowing our solution to adapt to large and small businesses in all industry verticals globally. We maintain this flexibility even as we integrate our solution with our customers’ enterprise resource planning systems, and because global trade requirements change frequently, our configuration-without-customization approach permits our solution to adapt to these changes at a low cost.

SaaS Delivery. We are a SaaS company and deliver our solution primarily over the Internet using an on-demand, cloud-based, delivery model. Approximately 89% of our customers have selected this approach as their sole delivery model for our solution. Our customers also have the option to deploy certain solution modules in their own IT environments. Regardless of the delivery model, we sell our solution through subscription agreements that entitle our customers to access our solution and receive support. Because our Global Knowledge trade content is delivered and managed in the same manner regardless of delivery model, and because we configure our solution according to customer needs without modifying our core software, our customers receive the latest trade content and new versions of our solution under both delivery models.

Benefits of Our Solution

We change the way our customers conduct global trade. Many of our customers, including some of the world’s largest enterprises, automated their global trade processes for the first time with our solution. We deliver a broad GTM solution that eliminates manual processes, reduces transportation costs, optimizes logistics, leverages trade agreements, provides shipment tracking, and ensures compliance with import and export regulations. In 2012, we processed over 600 million transactions and supply chain messages on our network.

Process Automation. Our solution eliminates paper in favor of organized electronic data, messages and alerts and replaces tedious manual processes, such as researching trade regulations, classifying goods against harmonized tariff codes, calculating duties and taxes, phoning transport carriers to solicit transportation quotes or shipping schedules, and chasing down shipment status from myriad carrier websites, with an integrated solution suite. By integrating with global trading partners, our GTM solution aims to achieve straight-through-processing, so that goods and their related shipping documents move from source to destination with little or no management intervention.

Cost and Route Optimization. Our trade content includes information relating to preferential duties and taxes, specifications for free trade agreements, transportation rates, and sailing schedules. Our solution combines this information with carrier shipping contracts to enable customers to compare rates, routes and other charges based on constantly changing data in near real-time. With an enhanced view of landed cost, supply chain executives can select and optimize the routes over which goods flow through their global networks to achieve sustainable delivery performance improvements and cost savings. Cost and route optimization enables our customers to achieve performance improvements that include faster delivery times, improved responsiveness to their customers’ needs and cost savings such as reduced transportation costs. Nearly half of the respondents in the SCM World survey indicated that an inability to control global transportation costs was one of their top concerns as a global business.

Supply Chain Visibility. Our supply chain visibility solution connects our customers with their overseas suppliers, logistics providers, brokers and carriers to track and monitor goods in near real time as they move through the global supply chain. Our solution achieves this by tracking in-transit shipments using reference points such as booking number, container number and bill-of-lading number, and alerts customers to issues that affect supply chain performance. Supply chain visibility empowers our customers to manage by exception, allowing them to rely on our solution to monitor the status of goods in transit and to alert them when problems arise. More than half of the respondents in the SCM World survey indicated that a lack of visibility of shipments moving through the global supply chain was one of their top concerns as a global business.

Enhanced Compliance. Our solution assists customers in managing significant areas of legal and regulatory compliance for global trade, including line-by-line review of sales orders for licensing requirements, and screening for embargoed countries and restricted parties. The benefits of enhanced compliance include avoiding costly fines and possible criminal liability.

We believe that the cost savings realizable from the foregoing benefits, including reduced landed costs, administrative expenses and avoidance of fines and penalties, can result in significant returns on investment for our customers.

Our Growth Strategy

We intend to expand our role as a provider of a market-leading GTM solution by bringing our existing solution to new customers and new markets, and by expanding our solution to offer the most comprehensive and innovative features in the GTM marketplace. Key elements of our growth strategy include our plans to:

Invest in Sales. As a complement to our investment in infrastructure, in 2012 we began to invest more heavily in our sales force, which has led to an acceleration of our business. We expect to continue to ramp our investment in sales by hiring new sales directors and supporting personnel, particularly for territories outside of the United States, including China. We will focus our expanded sales efforts on acquiring new customers and, to a lesser extent, selling more modules to our existing customers.

Invest in Marketing. In 2012, we also began to invest more heavily in marketing. We plan to continue this expansion by maintaining our marketing focus on lead generation, in particular by running more marketing programs to jump-start new territories. We also expect to devote additional resources to solidifying our brand as a leading GTM solution provider.

Further International Expansion. Currently, we sell our solution predominantly in the United States and regions of Europe, where we target our marketing efforts and maintain dedicated inside and outside sales persons. Because our solution has a global appeal, we believe that there are significant opportunities in the rest of the world, particularly in Brazil, Russia, India and China. Our past efforts have resulted in implementations with multi-national corporations headquartered primarily in the United States and Europe who have users in more than 80 countries, giving us a foothold in many countries where we currently have no sales offices. We intend to invest in new sales and support offices in these regions which will build on our pre-existing user base.

Expand our Solution. We have a history of bringing an innovative solution to market as demonstrated by our robust Global Knowledge library and flexible, proprietary Enterprise Technology Framework. Currently, we have dedicated more than 60% of our employees to solution development, and we will continue to leverage our solution team to expand the depth and breadth of our solution in response to customer requests and the evolving nature of global trade. For example, we may expand our solution to automate working with free trade zones, which are areas where goods may be imported, transformed, and then exported without the need to pay customs duties. We also intend to maintain our market leadership in trade content.

Execute Strategic Acquisitions. Strategic acquisitions represent an opportunity for us to augment our solution capabilities and sales team. The GTM solutions market is fragmented, and we believe some participants may have best-of-breed solutions to specific problems, particularly those created by the unique trading requirements of foreign countries. We may acquire those participants to expand our solution. Further, developing an effective sales force in foreign markets requires a nuanced understanding of local business customs. We may, for example, choose to acquire local GTM software companies in order to obtain sales teams with a track record of success in their markets. We currently have no agreements or understandings to acquire any such companies, however, in September 2013, we acquired EasyCargo, a Chinese SaaS global trade management solution provider focused on trade management in China.

Recent Developments

In September 2013, we acquired EasyCargo (Shanghai) Co., Ltd. (EasyCargo), a SaaS company focused on a subset of global trade management called China trade management, or CTM. EasyCargo’s CTM solution automates compliance with Processing Trade, a Chinese regulatory regime that exempts materials and components imported for manufacturing or further processing from import duties and value-added taxes. Because complying with Processing Trade can reduce product costs by 25% or more, it is a growing strategy that now accounts for more than 30% of all China trade. As of September 1, 2013 EasyCargo employed over 40 professionals supporting more than 40 customers, half of which were multi-national companies and half of which were Chinese domestic companies. We believe this acquisition will provide us with the opportunity to increase our business with multi-national enterprise companies that are expanding their manufacturing operations in China, as well as with mid-market Chinese companies.

Risks Associated with Our Business and Ownership of Our Stock

Our business is subject to numerous risks which may prevent us from successfully implementing our business strategy. These risks, as well as other risks relating to ownership of our stock, are more fully described under “Risk Factors” beginning on page 11 and include, but are not limited to, the following:

•	If we are unable to attract new customers or our existing customers do not renew their subscriptions, the growth of our business and cash flows will be adversely affected.

•	The market for cloud-based GTM solutions is at an early stage of development. If this market does not develop or develops more slowly than we expect, our revenue may decline or fail to grow and we may incur additional operating losses.

•	The information we source from third parties for inclusion in our Global Knowledge library may not be accurate and complete, our trade experts may make errors in interpreting legal and other requirements when processing this information, and our trade content may not be updated on a timely basis, which can expose our customers to fines and other substantial claims and penalties.

•	Our sales cycle can be long and unpredictable and requires considerable time and expense, which may cause our operating results to fluctuate.

•	The complexity of our sales and implementation cycles exposes us to operational risks that we must manage carefully.

•	We face intense competition, and our failure to compete successfully would make it difficult for us to add and retain customers and would impede the growth of our business.

•	We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in additional dilution to our stockholders and consume resources that are necessary to sustain our business.

•	Our success depends in part on our ability to develop and market new and enhanced solution modules, and we may not be able to do so, or do so quickly enough to respond to changes in demand. Even if we anticipate changes in demand, it may be difficult for us to transition existing customers to new versions of our solution.

•	Our cost structure is relatively fixed in the short term, which makes it difficult to reduce our expenses quickly in response to declines in revenue or revenue growth.

•	Our solution is complex and customers may experience difficulty in implementing, upgrading or otherwise achieving the benefits attributable to it.

Our Corporate Information

We are a New Jersey corporation, and prior to the completion of this offering, we plan to reincorporate in the State of Delaware. Our corporate headquarters are located at One Meadowlands Plaza, East Rutherford, NJ 07073 and our telephone number is (201) 935-8588. We maintain a website at www.amberroad.com. Information contained on or linked to our website is not a part of this prospectus.

Amber Road, the Amber Road logo, Global Knowledge, Enterprise Technology Framework and other trademarks of Amber Road appearing in this prospectus are the property of Amber Road. All other trademarks, service marks and trade names in this prospectus are the property of their respective owners. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer”, with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

THE OFFERING

Common stock offered by us	Shares

Common stock offered by selling stockholders	Shares

Common stock to be outstanding after this offering	Shares

Underwriters’ option	Shares

Use of proceeds	General corporate and working capital purposes, dividend payments to our preferred stockholders and potential acquisitions.

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Proposed symbol

The number of shares of common stock to be outstanding after the offering is based on              shares outstanding as of              and includes              shares that we will issue upon conversion to common stock of our outstanding preferred stock as of the time immediately prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering).

The number of shares of common stock to be outstanding after the offering excludes:

•	shares issuable upon exercise of stock options, which have a weighted average exercise price of $ per share;

•	shares reserved for future issuance under our stock-based compensation plans;

•	shares issuable upon exercise of warrants, which have an exercise price of $2.20 per share; and

•	additional shares of common stock that the underwriters have the option to purchase.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	a -for- reverse stock split effected on ;

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of common stock as of the time immediately prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering);

•	the filing of our amended and restated certificate of incorporation in connection with the completion of this offering, which, unless otherwise indicated, we refer to as our certificate of incorporation;

•	no exercise of outstanding options or warrants; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock in this offering.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read together with our consolidated financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. We have derived the following consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and consolidated balance sheet data as of December 31, 2012 from our audited consolidated financial statements contained elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2012 and 2013 and consolidated balance sheet data as of June 30, 2013 have been derived from our unaudited consolidated financial statements contained elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results and our results for the six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the full year.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue
Subscription	$24,538	$28,825	$32,400	$15,427	$17,415
Professional services	7,528	8,747	10,968	5,551	6,119

Total revenue	32,066	37,572	43,368	20,978	23,534

Cost of revenue
Cost of subscription revenue(1)	9,465	10,145	10,732	5,251	6,190
Cost of professional services revenue(1)	5,516	6,969	8,680	4,563	4,356

Total cost of revenue	14,981	17,114	19,412	9,814	10,546

Gross profit	17,085	20,458	23,956	11,164	12,988

Operating expenses
Sales and marketing(1)	8,328	11,277	12,807	6,371	7,765
Research and development(1)	5,343	5,946	5,775	2,661	3,774
General and administrative(1)	5,802	6,476	6,275	3,174	4,883
Restricted stock expense	285	683	878	439	6,712

Total operating expenses	19,758	24,382	25,735	12,645	23,134

Loss from operations	(2,673)	(3,924)	(1,779)	(1,481)	(10,146)
Interest and other income (expense)	(724)	(131)	(7)	(5)	(6)

Loss before income taxes	(3,397)	(4,055)	(1,786)	(1,486)	(10,152)
Income tax expense (benefit)	177	592	311	(80)	243

Net loss	(3,574)	(4,647)	(2,097)	(1,406)	(10,395)
Preferred stock accretion	(1,433)	(3,359)	(4,036)	(2,018)	(2,426)
Preferred stock dividends	(675)	(675)	(536)	(536)	—

Net loss attributable to common stockholders	$(5,682)	$(8,681)	$(6,669)	$(3,960)	$(12,821)

Net loss per common share, basic and diluted(2)	$(1.06)	$(1.61)	$(1.21)	$(0.73)	$(2.29)

Weighted average common shares outstanding, basic and diluted(2)	5,384,576	5,384,576	5,498,752	5,451,740	5,607,510

Pro forma net loss per common share, basic and diluted(2)			$(0.24)		$(0.45)

Pro forma weighted-average common shares outstanding, basic and diluted(2)			28,276,075		28,384,833

Key Metrics and Other Financial Data (unaudited):
Recurring revenue retention(3)	102%	102%	102%	102%	100%
Adjusted EBITDA(4)	$(662)	$(1,231)	$1,917	$298	$(575)

(1)	Includes stock-based compensation allocated as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Cost of subscription revenue	$48	$21	$43	$13	$34
Cost of professional services revenue	—	0	1	1	16
Sales and marketing	99	52	46	26	31
Research and development	29	25	29	16	14
General and administrative	78	72	100	51	75

Total stock-based compensation expense	$254	$170	$219	$107	$170

(2)	See Note 10 of the consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.
(3)	We calculate our recurring revenue retention rate by comparing, for a given quarter, subscription revenue for all customers in the corresponding quarter of the prior year to the subscription revenue from those same customers in the given quarter.
(4)	EBITDA consists of net income (loss) plus depreciation and amortization, interest expense (income) and income tax expense (benefit). Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense, as well as the change in fair value of our warrant liability. We have included adjusted EBITDA in this prospectus because it assists us in comparing performance on a consistent basis across reporting periods, as it removes from our operating results the impact of our capital structure. We believe adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of performance exclusive of our capital structure and the method by which assets were acquired.

	As of Dec. 31, 2012	As of June 30, 2013
	Actual	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,280	$1,980	$1,980	$—
Working capital (deficit), excluding current deferred revenue	11,658	9,957	(555)	—
Total assets	54,756	56,934	56,934	—
Deferred revenue, current and long term	30,251	29,845	29,845	—
Convertible preferred stock	69,924	72,349	—	—
Total stockholders’ (deficit) equity	(53,572)	(59,472)	2,365	—

(1)	On a pro forma basis, to give effect to (a) the conversion of all of our convertible preferred shares into shares of our common stock, which will occur as of the time immediately prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering), and (b) an accrual for payment of $10,512,222 in accrued dividends on such preferred shares which will be paid in cash from the proceeds of the offering.
(2)	On a pro forma as adjusted basis to reflect the pro forma adjustments described above and our receipt of the net proceeds from our sale of shares of common stock in this offering at an initial public offering price of $ per share, after deducting (i) estimated underwriting discounts and commissions, (ii) approximately $ to be paid to our preferred stockholders and (iii) estimated offering expenses payable by us.

ADJUSTED EBITDA

To provide investors with additional information regarding our financial results, we have provided within this prospectus adjusted EBITDA, a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP. We have provided below a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure. EBITDA consists of net income (loss) plus depreciation and amortization, interest expense (income) and income tax expense (benefit). Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense, as well as the change in fair value of our warrant liability.

We have included adjusted EBITDA in this prospectus because it assists us in comparing our performance on a consistent basis across reporting periods, as it removes from our operating results the impact of our capital structure. We believe adjusted EBITDA is useful to an investor in evaluating our operating performance because it is often used by the financial community to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of performance exclusive of our capital structure and the method by which assets were acquired.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation;

•	adjusted EBITDA does not reflect interest or tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider adjusted EBITDA together with other GAAP-based financial performance measures, including various cash flow metrics, net loss and our other GAAP results. The following table presents a reconciliation of net loss to adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net loss	$(3,574)	$(4,647)	$(2,097)	$(1,406)	$(10,395)
Depreciation and amortization	1,473	1,843	2,567	1,226	1,629
Interest expense	747	159	37	10	24
Interest income	(24)	(29)	(31)	(5)	(18)
Income tax expense (benefit)	177	592	311	(80)	243

EBITDA	(1,201)	(2,082)	787	(255)	(8,517)
Stock-based compensation	254	170	219	107	170
Restricted stock	285	683	878	439	6,712
Warrant expense	0	(2)	33	7	1,060

Adjusted EBITDA	$(662)	$(1,231)	$1,917	$298	$(575)

RISK FACTORS

Risks Related to Our Business and Solution

If we are unable to attract new customers or our existing customers do not renew their subscriptions, the growth of our business and cash flows will be adversely affected.

To increase our revenue and cash flows, we must regularly add new customers. If we are unable to hire or retain effective sales personnel, generate sufficient sales leads through our marketing programs, or if our existing or new customers do not perceive our solution to be of sufficiently high value and quality, we may not be able to increase sales and our operating results would be adversely affected. In addition, our existing customers have no obligation to renew their subscriptions, and renewal rates may decline or fluctuate due to a number of factors, including customers’ satisfaction with our solution, our professional services, our customer support, our prices and the prices of competing solutions, as well as mergers and acquisitions affecting our customer base, global economic conditions and customers’ spending budgets. The average term of our current customers’ initial agreement with us is approximately 4.0 and 3.5 years for our enterprise and mid-market customers, respectively, and the average remaining contract term for our enterprise and mid-market customers is approximately 2.5 and 2.0 years, respectively. If we fail to sell our solution and services to new customers or if our existing customers do not renew their subscriptions, our operating results will suffer, and our revenue growth, cash flows and profitability may be materially and adversely affected.

The market for cloud-based GTM solutions is at an early stage of development. If this market does not develop or develops more slowly than we expect, our revenue may decline or fail to grow and we may incur additional operating losses.

We derive, and expect to continue to derive, substantially all of our revenue from providing a cloud-based GTM solution and related services. The market for cloud-based GTM solutions is in an early stage of development, and it is uncertain whether these solutions will achieve and sustain high levels of demand and market acceptance. Our success will depend on the willingness of companies to accept our cloud-based GTM solution as an alternative to manual processes, traditional enterprise resource planning software and internally-developed GTM solutions. Some customers may be reluctant or unwilling to use our cloud-based GTM solution for a number of reasons, including existing investments in GTM technology.

Traditional approaches to GTM automation have required, among other things, purchasing hardware and licensing software. Because these traditional approaches often require significant initial investments to purchase the necessary technology and to establish systems that comply with customers’ unique requirements, companies may be unwilling to abandon their current solutions for our cloud-based GTM solution. Other factors that may limit market acceptance of our solution include:

•	our ability to maintain high levels of customer satisfaction;

•	our ability to maintain continuity of service for all users of our solution;

•	the price, performance and availability of competing solutions; and

•	our ability to address companies’ confidentiality concerns about information stored outside of their premises.

If companies do not perceive the benefits of our cloud-based GTM solution, or if companies are unwilling to accept our solution as an alternative to traditional approaches, the market for our solution might not continue to develop or might develop more slowly than we expect, either of which would significantly adversely affect our revenues and growth prospects.

The information we source from third parties for inclusion in our Global Knowledge library may not be accurate and complete, our trade experts may make errors in interpreting legal and other requirements when processing this information, and our trade content may not be updated on a timely basis, which can expose our customers to fines and other substantial claims and penalties.

Our customers often use our solution as a system of record and many of our customers are subject to regulation of their products, services and activities. Our Global Knowledge library includes trade content sourced from government agencies and transportation carriers in numerous countries. It is often sourced from text documents and includes import and export regulations, shipping documents, preferential duties and taxes, specifications for free trade agreements, transportation rates, sailing schedules, embargoed country and restricted party lists, and harmonized tariff codes. The information in these text documents may not be accurate and complete. Our team of trade experts transforms these documents into a normalized and propriety knowledgebase, interpretable by software, and in so doing has to interpret the legal and other requirements contained in the source documents. We can provide no assurances that our trade experts do not make errors in the interpretation of these requirements. Furthermore, rules and regulations and other trade content used in our solution change constantly, and we must continuously update our Global Knowledge library. Maintaining a complete and accurate library is time-consuming and costly and we can provide no assurances that our specialists will always make appropriate updates to the library on a timely basis. Errors or defects in updating the trade content we provide to our customers and any defects or errors in, or failure of, our software, hardware, or systems, can result in an inability to process transactions or lead to violations that could expose our customers to fines and other substantial claims and penalties and involve criminal activity. In addition, these errors and delays may damage our reputation with both existing and new customers and result in lost customers and decreased revenue, which could materially and adversely affect our business, revenue and results of operations.

Any of these problems may enable our customers to terminate our agreements or we may be required to issue credits or refunds, and may be subject to product liability, breach of warranty or other contractual claims. We also may be required to indemnify our customers or third parties as a result of any of these problems. Any provisions in our customer agreements intended to limit liability may not be sufficient to protect us against any such claims. Insurance may not be available on acceptable terms, or at all. In addition, any insurance we do have may not cover claims related to specific defects, errors, failures or delays, may not cover indirect or consequential damages, and otherwise may be inadequate, and defending a suit, regardless of its merit, could be costly and divert management’s attention. In general, losses from customer’s terminating their agreements with us and our cost of defending claims resulting from defects, errors, failures or delays might be substantial, and could have a material adverse effect on our business, financial position, results of operations and cash flows.

Our sales cycle can be long and unpredictable and requires considerable time and expense, which may cause our operating results to fluctuate.

The sales cycle for our solution, from initial contact with a potential lead to contract execution and implementation, varies widely by customer, and can be lengthy. Some of our customers undertake a significant evaluation process that frequently involves not only our solution, but also solutions of our competitors, which may result in extended sales cycles. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our solution. We have no assurance that the substantial time and money spent on our sales efforts will produce any sales. Furthermore, our sales and marketing efforts in a given period may only result in sales in subsequent periods, or not at all. If we do not realize sales from a customer in the time period expected or at all, our business, operating results and financial condition could be adversely affected.

The complexity of our sales and implementation cycles exposes us to operational risks that we must manage carefully.

The complexity of our sales and implementation cycles makes predicting the time to close a sale and implement our solution difficult, thereby exposing us to operational risks. The length of these cycles depends on our customers’ motivation and the resources they devote to the process. If our sales or implementation cycles are longer than we anticipate, we may face staffing shortages or cost overruns.

If our customers are not satisfied with our solution implementation, we could incur additional costs to address these issues, reducing our professional services revenue and the opportunity to sell additional solution modules to these customers. In addition, any negative publicity related to our customer relationships, regardless of its accuracy, may damage our business by affecting our ability to compete for new business with current and prospective customers.

We face intense competition, and our failure to compete successfully would make it difficult for us to add and retain customers and would impede the growth of our business.

The GTM solutions market is fragmented, competitive and rapidly evolving. We compete with GTM vendors, traditional enterprise resource planning vendors such SAP and Oracle, and other service providers, as well as with solutions developed internally by enterprises seeking to manage their global trade. Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, more varied offerings and larger marketing budgets, as well as greater financial, technical and other resources. Furthermore, some competitors may have best-of-breed solutions to problems created by the unique trading requirements of particular countries. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements or devote greater resources to the promotion and sale of their products and services than we can.

The intensity of competition in the GTM market has resulted in pricing pressure as the market has developed and our competitors very frequently offer substantial price discounts for their products. We expect the intensity of competition to increase in the future as existing competitors develop their capabilities and as new companies, which could include one or more large software or trade content providers, enter our market. Increased competition could result in additional pricing pressure, reduced sales, shorter term lengths for customer contracts, lower margins or the failure of our solution to achieve or maintain broad market acceptance. If we are unable to compete effectively, it will be difficult for us to maintain our pricing rates and add and retain customers, and our business, financial condition and results of operations will be harmed.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in additional dilution to our stockholders and consume resources that are necessary to sustain our business.

Although we have no current agreements or commitments for any acquisitions, our business strategy includes acquiring complementary services, technologies or businesses to augment our solution capabilities and sales platform, particularly in foreign markets. We also may enter into relationships with, or invest in, other businesses to expand our service offerings or our ability to provide service in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, solutions, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the company’s technology is not easily adapted to work with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. Our acquisitions may not be successfully integrated or any such acquisitions may not otherwise be successful. If our acquisitions are unsuccessful for any reason, our business may be harmed and the value of your investment may decline.

Our success depends in part on our ability to develop and market new and enhanced solution modules, and we may not be able to do so, or do so quickly enough to respond to changes in demand. Even if we anticipate changes in demand, it may be difficult for us to transition existing customers to new versions of our solution.

Our success depends in part on our ability to develop and market new and enhanced solution modules, and to do so on a timely basis. Successful module development and marketing depends on numerous factors, including anticipating customer requirements, changes in technology requirements, our ability to differentiate our solution from those of our competitors, and market acceptance of our solutions. Enterprises are requiring their software application vendors to provide ever increasing levels of functionality and broader offerings. Moreover, our industry is characterized by rapid evolution, and shifts in technology and customer needs. We may not be able to develop and market new or enhanced modules in a timely or cost-effective manner or at all. Our solution also may not achieve market acceptance or correctly anticipate technological changes or the changing needs of our customers or potential customers.

In addition, even if we correctly anticipate changes in technology or demand, it might be difficult for us to transition existing customers to new versions of our solution. Such transitions or upgrades may require considerable professional services effort and expense and customers may choose to discontinue using our solution rather than proceed with a lengthy and expensive upgrade. If customers fail to accept new versions of our solution, if our newest solution contains errors, or if we expend too many resources supporting multiple versions of our solution, we may suffer a material adverse effect on our business, financial position, results of operations and cash flows.

Our cost structure is relatively fixed in the short term, which makes it difficult to reduce our expenses quickly in response to declines in revenue or revenue growth.

Most of our expenses, such as those associated with headcount and facilities, as well as those involved with maintaining our extensive Global Knowledge database, are relatively fixed and can be difficult to reduce in the short term. Our expense levels are based in part on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, our expenses for that quarter may constitute a larger percentage of our operating budget than we planned, causing a disproportionately negative effect on our expected results of operations and profitability for that quarter.

Our solution is complex and customers may experience difficulty in implementing, upgrading or otherwise achieving the benefits attributable to it.

Due to the scope and complexity of the solution that we provide, our implementation cycle can be lengthy and unpredictable. Our solution requires configuration and must integrate with many existing computer systems and applications of our customers and their trading partners. This can be time-consuming and expensive for our customers and can result in delays in the implementation of our solution. As a result, some customers have had, and may in the future have, difficulty implementing our solution successfully or otherwise achieving the expected benefits of our solution. Delayed or ineffective implementation or upgrades of our solution may limit our future sales opportunities, negatively affect revenue, result in customer dissatisfaction and harm our reputation.

We have different revenue recognition policies for professional services depending on our solution deployment model, and, as a result, our revenue, gross profit and operating results may fluctuate substantially from quarter to quarter and be adversely affected depending on the model our customers choose.

We generally employ two different deployment models for our solution and our revenue and operating results may fluctuate substantially from quarter to quarter depending on the model that our customers choose. Customers access our solution using either our cloud-based infrastructure or by deploying our solution on their own premises. Regardless of the delivery model, we sell our solution through subscription agreements that entitle our customers to access our solution and receive support, and we generally charge for professional services to implement the solution on a time and materials basis.

For customers who select our cloud-based solution deployment model, we recognize all revenue for our related professional services as we perform them. For customers who deploy our solution on their own premises, we recognize professional services revenue ratably over the remaining term of the subscription period. However, we recognize the costs of providing professional services as we incur them under either deployment model, and as a result, in any given period where we deliver professional services to on-premises customers, our revenue, gross profit and operating results may fluctuate substantially and will be adversely affected by this different revenue recognition treatment, especially in comparison to professional services delivered to our cloud-based customers.

If unauthorized persons breach our security measures, or those of third parties that provide infrastructure for, or components of, our GTM solution, they could access client data, leading clients to curtail or stop their use of our solution, which could harm our business, financial condition and results of operations.

Our GTM solution involves the storage and transmission of confidential information of customers, including certain financial data. We may also in the course of our service engagements have access to confidential customer information. If unauthorized persons breach our security measures, or those of third parties that provide infrastructure for, or components of, our solution as a result of employee error, malfeasance or otherwise, and, as a result, an unauthorized party obtains access to this confidential data, our reputation and business would suffer, and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not discovered until launched against a target. As a result, we and our third-party providers may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our solutions occurs, the market perception of our solution could be harmed and we could lose sales and customers.

Selling our solution and services internationally subjects us to various risks.

Expanding our GTM software solution internationally is important to our growth and profitability. In the fiscal year ended December 31, 2012, 8.9% of our revenue was attributable to sales in international markets, primarily Europe. We intend to expand our sales efforts to other continents, which will require financial resources and management attention and may subject us to new or increased levels of risk. We cannot be assured that we will be successful in creating new international demand for our solution and services.

By doing business in international markets, we are exposed to risks separate and distinct from those we face in our domestic operations, and if we are unable to manage these risks effectively, it may harm the growth and profitability of our business.

Engaging in international business inherently involves a number of other difficulties and risks, including:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	burdens of complying with a wide variety of foreign customs, laws and regulations, and with U.S. laws such as the Foreign Corrupt Practices Act;

•	increased financial accounting and reporting burdens and complexities;

•	changes in diplomatic and trade relationships;

•	international terrorism and anti-American sentiment;

•	possible future limitations on the ownership of foreign businesses;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems or difficulty collecting international accounts receivable or longer accounts receivable payment cycles; and

•	less effective protection of intellectual property.

Our exposure to each of these risks may increase our costs, impair our ability to market and sell our solution and services, and require significant management attention. Our business, financial position, results of operations and cash flows may be materially adversely affected by the realization of any of these risks.

Our software is complex and may contain material undetected errors, which could enable or otherwise cause our customers to terminate or not renew their subscriptions, damage our reputation and adversely affect our business, revenue and results of operations.

Our software is inherently complex and, despite extensive testing and quality control, may contain material undetected errors or failures especially when first introduced or as new versions are released. Failures or errors in our software could result in data loss or corruption. We may not find errors in new or enhanced solution modules before we release them and such errors may not be discovered by us or our customers until after we have implemented these modules. These errors in our modules could enable or otherwise cause our customers to terminate or not renew their subscriptions. In addition, they may damage our reputation with both existing and new customers and result in lost customers and decreased revenue, which could materially and adversely affect our business, revenue and results of operations.

Industry consolidation may result in increased competition.

The GTM market is highly fragmented, and we believe that it is likely that some of our existing competitors will consolidate or will be acquired. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer a more comprehensive solution than they individually had offered. We expect consolidation in the industry as companies attempt to strengthen or maintain their market positions. This could result in competitors with greater financial, technical, sales, marketing, service and other resources than us. The companies resulting from such combinations may eliminate gaps in their solutions, including a lack of integrated or comprehensive trade content, and these combinations may create more intense competition. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, erosion of our margins, and loss of market share, all of which could have a material adverse effect on our business, results of operations and financial condition.

We have a history of losses and we may not achieve or sustain profitability in the future.

We have incurred significant losses since our formation, including net losses of $3.6 million in 2010, $4.6 million in 2011, $2.1 million in 2012, and $10.4 million for the six months ended June 30, 2013. As of June 30, 2013, we had an accumulated deficit of $71.6 million. As part of our strategy to develop and expand our business, we expect to significantly increase sales and marketing expenses to attract additional customers, as well as research and development expenses to further develop our solution and services. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Any failure to increase our revenue or generate revenue from developing new modules and expanding our services could prevent us from attaining or increasing profitability. In addition, as a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. Furthermore, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may result in continuing or greater losses in future periods. You should not consider our historical revenue growth rates to be indicative of our future performance. We do not expect to be profitable in the foreseeable future and we cannot be certain that we will be able to attain profitability on a quarterly or annual basis, or if we do, that we will sustain profitability.

Uncertainty in global economic conditions may adversely affect our business, operating results or financial condition.

Our operations and performance depend on global economic conditions. Challenging or uncertain economic conditions make it difficult for our customers and potential customers to accurately forecast and plan future business activities, and may cause our customers and potential customers to slow, reduce or fail to commence spending on our solution. Furthermore, during challenging or uncertain economic times, our customers may face difficulties gaining timely access to sufficient credit and experience decreasing cash flow, which could affect their willingness to make purchases and their ability to make timely payments to us. Global economic conditions have in the past, and could continue to, have an adverse effect on demand for our solution, on our ability to predict future operating results and on our financial condition and operating results. If global economic conditions remain uncertain or deteriorate, it may materially affect our business, operating results and financial condition.

Our quarterly results of operations may fluctuate in the future, which could result in volatility in our stock price.

Our quarterly revenue and results of operations have varied in the past and may fluctuate as a result of a variety of factors. If our quarterly revenue or results of operations fluctuate, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to:

•	the volume and mix of solution modules sold, which can be influenced by enterprise customer demand for more professional services than our mid-market customers;

•	our ability to retain and increase sales to existing customers and attract new customers, particularly as we obtain more revenue from new customers than old customers who add modules to their subscriptions;

•	the timing and success of introductions of new modules or upgrades by us or our competitors;

•	the strength of the global economy;

•	competition, including entry into the industry by new competitors and new offerings by existing competitors;

•	the amount and timing of expenditures related to expanding our operations, research and development, or introducing new modules, including challenges related to expanding our significant research and development presence in Bangalore, India given the competitive market for labor in that region; and

•	changes in the payment terms for our solution or changes in our revenue recognition policies.

Due to the foregoing factors, and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

Declines in new subscriptions or in the rate of renewal of our subscriptions may not be fully reflected in our current period operating results and could lead to future revenue shortfalls that could affect our results of operations.

In 2012, we derived 75% of our total revenue from subscription agreements. We recognize revenue from these subscriptions over the term of the agreement, and accordingly downturns or upturns in new or renewal subscriptions may not be fully reflected in our current period operating results. If our new and renewal subscriptions in any period decline or fail to grow at a rate consistent with our historical trends, our revenue in future periods could fall short of analysts’ expectations which, in turn, could adversely affect the price of our common stock.

We rely entirely on our own employees to sell and implement our solution and may be at a disadvantage compared to competitors that utilize external channels.

Many enterprise software companies, including some of our competitors, utilize partner networks to sell and deploy their solutions. These partners can include consulting companies of national reputation who may have established relationships with our potential customers. The dedication of a national consulting company to a particular GTM offering enhances the reputation of that offering in the marketplace. To date, we have relied entirely on our own sales and professional services employees to sell and implement our solution, which may put us at a competitive disadvantage. To increase our revenue and cash flows, we must regularly add new customers and maintain the ability to provide them with timely professional services. If we are unable to do so on our own, the market perception of our solution could be harmed and we could suffer a material adverse effect on our business, results of operations and financial condition.

If we lose the services of our Chief Executive Officer or President and Chief Operating Officer, or other members of our senior management team, it could impair our ability to execute our business strategy and our sales and profitability could suffer.

Our success and future growth depend on the skills, working relationships and continued services of our senior management team and in particular, our Chief Executive Officer, James W. Preuninger, and our President and Chief Operating Officer, John W. Preuninger. In the event that we are unable to retain the services of any of these key contributors, we may be unable to execute our business strategy in a timely manner, if at all, which would adversely affect our business, operating results and financial condition.

Our business could be adversely affected if we are unable to attract, integrate and retain key personnel.

Our success in the highly competitive GTM solutions market depends largely on our ability to attract, integrate and retain highly skilled managerial, solution, engineering, trade content and sales and marketing personnel. Competition for these personnel in our industry is intense. We may not be able to attract and retain the appropriately qualified, highly skilled employees necessary for the development of our solution and services and the growth of our business, or to replace personnel who leave our employ in the future. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel, particularly global trade subject matter experts, information technology professionals and project managers, could make it difficult to meet key objectives, such as timely and effective upgrades and introductions, penetration and expansion into existing accounts and growth in the GTM solutions market.

Our growth is dependent upon the continued development and retention of our direct sales force and any failure to hire and/or retain these personnel may impede our growth.

We have recently begun investing extensively in our direct sales force. We believe that our future growth will depend on the continued development of this sales force and their ability to obtain new customers, particularly enterprise customers, and to manage our existing customer base. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. New sales personnel require significant training and may, in some cases, take more than a year before becoming productive, if at all. If we are unable to hire and develop sufficient numbers of productive direct sales personnel, sales of our GTM solution and related services will suffer and our growth will be impeded.

We are exposed to exchange rate risks on foreign currencies that may adversely affect our business and results of operations.

Because most of our international sales are denominated in the currency of the country where the purchaser is located, as we continue to expand our direct sales presence in international regions, the portion of our accounts receivable and payment obligations denominated in foreign currencies continues to increase. In addition, we incur significant costs related to our operations in India in Rupees, and we also incur costs related to our operations in China in Renminbi. As a result, increases or decreases in the value of the U.S. dollar relative to foreign currencies may affect our financial position, results of operations and cash flow. Currently, our largest exposures to foreign exchange rates exist with respect to the Euro and the Rupee, representing approximately 5% of revenue and approximately 7% of our cost of revenue, respectively, in 2012. We do not currently hedge our exposure to fluctuations in foreign exchange rates. Any hedging policies we may implement in the future may not be successful, and the cost of those hedging techniques may have a significant negative affect on our operating results.

Interruptions or delays in the delivery of our GTM solution could impair the availability or use of our solution, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

We host our GTM software solution in a single co-location facility located in Jacksonville, Florida that is owned and operated by separate third parties.

Design or mechanical errors, power losses, spikes in usage volume, hardware failures, systems failures, communications failures, failure to follow system protocols and procedures, intentional bad acts, natural disasters, war, terrorist attacks or security breaches, including cyber attacks, could cause our systems to fail, resulting in interruptions in our service.

Other interruptions or delays in delivering our GTM solution can result from changes to or termination of our arrangement with the owners of the facility. The owners of our facility have no obligation to renew their agreement with us on commercially reasonable terms, or at all. If we are unable to renew this agreement on commercially reasonable terms, we may be required to transfer to one or more new data center facilities, and we may incur significant costs and possible service interruption in doing so.

In addition, our data center’s location may make it relatively susceptible to tropical storms and hurricanes, which, depending on severity, could also cause interruptions or delays in the delivery of our solution. We have a contract with a disaster recovery provider that is prepared to host our solution from a single recovery site following a catastrophic event at our co-location facility, but it can take a substantial amount of time to bring our disaster recovery facility online and restore functionality to our customers.

Many of our customers may consider our GTM solution to be “mission critical,” and any delay in restoring our solution may be unacceptable to customers. Any equipment failures and delays in restoring our solution could enable or otherwise cause our customers to terminate or not renew their subscriptions. In addition, they may damage our reputation with both existing and new customers and result in lost customers and decreased revenue, which could materially and adversely affect our business, revenue and results of operations.

If we fail to manage our international operations effectively, our business, financial condition and results of operations could be adversely affected.

We have offices in the United States, Germany, India and China, and plan to continue our international expansion. Managing a geographically dispersed workforce in multiple time zones in compliance with diverse local laws and customs is challenging. If we fail to manage our international workforce effectively, our business, financial condition and results of operations could be adversely affected.

Political, economic, social and other factors in India and China may adversely affect our operations and our ability to achieve our business objectives.

We have offices in Bangalore, India, in which the majority of our engineers are situated. Since the early 1990s, the Indian government has been implementing an economic structural reform program with the objective of liberalizing India’s exchange and trade policies, reducing the fiscal deficit, controlling inflation, promoting a sound monetary policy, reforming the financial sector, and placing greater reliance on market mechanisms to direct economic activity. While economic liberalization efforts in India continue, there can be no assurance that these economic reforms will persist, and that any newly elected government will continue the program of economic liberalization of previous governments. In addition, despite the economic reforms, India continues to have relatively poor business conditions.

India has also experienced terrorist attacks in the past decade. Religious and border disputes persist and remain pressing problems. Military hostilities and civil unrest in Afghanistan, Iraq and other Asian countries persist. These events could adversely influence the Indian economy and, as a result, materially and adversely affect our operations and our ability to achieve our business objectives.

We conduct our business in China through our EasyCargo Chinese subsidiary. The results of operations and future prospects of our Chinese subsidiary are subject to evolving economic, political and social developments in China. In particular, these results may be adversely affected by changes in China’s political, economic and social conditions, changes in policies of the Chinese government, changes in laws and regulations or in the interpretation of existing laws and regulations, changes in foreign exchange regulations, measures that may be introduced to control inflation, and changes in the rates or methods of taxation. Also, Chinese commercial laws, regulations and interpretations applicable to non-Chinese owned market participants such as us are continually changing. These laws, regulations and interpretations could impose restrictions on our ownership or operations of our interests in China and could have a material adverse effect on our business.

Uncertainties with respect to the Chinese legal system may adversely affect the operations of our Chinese subsidiary.

Our Chinese subsidiary is subject to laws and regulations applicable to foreign investment in China. There are uncertainties regarding the interpretation and enforcement of laws, rules and policies in China. The Chinese legal system is based on written statutes, and prior court decisions have limited precedential value. Because many laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform. Moreover, the relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation, and the interpretation of statutes and regulations may be subject to government policies reflecting domestic political agendas. Finally, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic. As a result of the forgoing, it may be difficult for us to obtain swift or equitable enforcement of laws ostensibly designed to protect companies like ours, which could have a material adverse effect on our business and results of operations.

We may be exposed to liabilities under the FCPA and anti-corruption laws, including those under Chinese law, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the U.S. Foreign Corrupt Practice Act of 1977, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. Through our EasyCargo Chinese subsidiary, we have agreements with 40 customers that are subject to Chinese law. China also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by our employees, consultants or sales agents, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be ineffective, and our employees, consultants or sales agents may engage in conduct for which we might be held responsible. Violations of the FCPA or anti-corruption laws, including such anti-corruption laws in China, may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold us liable for successor liability FCPA violations committed by EasyCargo or any other company in which we invest or that we acquire.

We may need substantial additional funding and we may be unable to raise capital when needed, which could force us to delay, reduce or eliminate our solution development programs.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to enhance existing and develop new modules, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired. In that case, we may not be able to, among other things, develop or enhance our solution, continue to expand our sales and marketing, acquire complementary technologies, solutions or businesses, expand operations in the United States or internationally, hire, train and retain employees, or respond to competitive pressures or unanticipated working capital requirements. Our failure to do any of these things could have a material adverse effect on our business, financial condition, and operating results.

Our effective tax rate may fluctuate, and we may incur obligations in tax jurisdictions in excess of amounts that have been accrued.

We are subject to income taxes in both the United States and various foreign jurisdictions, and we may take certain income tax positions on our tax returns with which tax authorities may disagree. When necessary, we provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions. However, the calculation of our tax liabilities involves the application of complex tax regulations to our global operations in many jurisdictions. Therefore, any dispute with any tax authority may result in a payment that is materially different from our current estimate of the tax liabilities associated with our returns.

Changes in tax laws or tax rulings could materially affect our effective tax rate. There are several proposals to reform United States tax rules being considered by law makers, including proposals that may reduce or eliminate the deferral of United States income tax on our unrepatriated earnings, potentially requiring those earnings to be taxed at the U.S. federal income tax rate, reduce or eliminate our ability to claim foreign tax credits, and eliminate various tax deductions until foreign earnings are repatriated to the United States. At December 31, 2012, we had net operating loss carryforwards for federal income tax purposes of approximately $51.2 million. Our future reported financial results may be adversely affected by tax rule changes which restrict or eliminate our ability to utilize net operating loss carry-forwards, claim foreign tax credits or deduct expenses attributable to foreign earnings, or otherwise affect the treatment of our unrepatriated earnings.

Our ability to use our net operating loss carryforwards may be subject to limitation.

Under Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of our net operating loss carryforwards before they expire. Our prior business acquisitions, and closing of this offering, alone or together with transactions that may occur in the future, could limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income, if any. Any such limitation, whether as the result of our prior business acquisitions, of this offering, sales of common stock by our existing stockholders or additional sales of common stock by us after this offering, could have a material adverse effect on our results of operations in future years. We have not completed a study to assess whether an ownership change will occur as a result of this offering, or whether there have been one or more ownership changes since our inception, due to the costs and complexities associated with such study. Accordingly, our ability to use our net operating loss carryforwards to reduce future tax payments may be currently limited or may be limited as a result of this offering or any future issuance of shares of our stock.

If we are unable to manage our expected growth, our performance may suffer.

Our business has grown rapidly, and if we are successful in executing our business strategy, this growth will continue as we leverage our existing customer relationships, expand internationally, increase our solution offerings and execute strategic acquisitions. We will need to continue to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities, increase our sales force and expand our professional services team. It is possible that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations and growth requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

Our loan and security agreement with our lender contains operating and financial covenants that may restrict our business and financing activities.

We are party to a loan and security agreement in connection with our revolving line of credit. As of June 30, 2013, the outstanding balance under this line of credit was $3.0 million. Borrowings under the loan and security agreement are secured by substantially all of our assets, excluding intellectual property. Our loan and security agreement contains customary restrictions and requires us to maintain a specified minimum adjusted quick ratio and minimum EBITDA.

The operating and financial restrictions and covenants in the loan and security agreement, as well as any future financing agreements that we may enter into, restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. A breach of any of these covenants could result in a default under the loan and security agreement, which could cause all of the outstanding indebtedness under our line of credit to become immediately due and payable, terminate all commitments to extend further credit and permit our lender to take possession of and sell our assets pledged as collateral.

If we are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either when they mature or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively affect our ability to continue as a going concern.

Risks Related to Our Intellectual Property

We may not be able to adequately protect our intellectual property rights in internally developed software and other materials and efforts to protect them may be costly.

Our ability to compete effectively depends in part upon our ability to protect our intellectual property rights in our software and other materials that we have developed internally. We hold no issued or pending patents and have relied largely on copyright, trade secret and, to a lesser extent, trademark laws, as well as confidentiality procedures and agreements with our employees, consultants, customers and vendors, to control access to, and distribution of technology, software, documentation and other confidential information. Despite these precautions, it may be possible for a third party to copy, reverse engineer or otherwise obtain, use or distribute our technology, software and/or documentation without authorization. If this were to occur, we could lose revenue as a result of competition from products infringing or misappropriating our technology and intellectual property and we may be required to initiate litigation to protect our proprietary rights and market position.

United States copyright and trade secret laws offer us only limited protection and the laws of some foreign countries protect proprietary rights to an even lesser extent. Accordingly, defense of our proprietary technology may become an increasingly important issue as we continue to expand our operations and technology development into countries that provide a lower level of intellectual property protection than the United States. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation of the technology we rely on. If competitors are able to use our technology without recourse, our ability to compete would be harmed and our business would be materially and adversely affected.

We may elect to initiate litigation in the future to enforce or protect our proprietary rights or to determine the validity and scope of our rights or the rights of others. That litigation may not be ultimately successful and could result in substantial costs to us, the reduction or loss in intellectual property protection for our technology, the diversion of our management attention and harm to our reputation, any of which could materially and adversely affect our business and results of operations.

Assertions by any other third party that we infringe its intellectual property, whether successful or not, could subject us to costly and time-consuming litigation and expensive licenses.

The software and technology industries are characterized by frequent litigation based on allegations of infringement or other violations of patents, copyrights, trademarks, trade secrets or other intellectual property rights. For example, in 2011 a non-practicing entity claimed that our solution infringed one of its patents. Although we successfully defended this claim, we cannot be certain that our solution and services do not infringe the intellectual property rights of other third parties. Additionally, because our software is integrated with our customers’ business processes and other software applications, third parties may bring claims of infringement or misappropriation against us, as well as our customers and other software suppliers, if the cause of the alleged infringement cannot be easily determined. Claims of alleged infringement of intellectual property rights of third parties could be asserted against us in the future. We cannot be sure that we would prevail against any such asserted claim. In addition to possible claims with respect to our proprietary information, some of our solution modules contain technology developed by and licensed from third parties and we may likewise be susceptible to infringement or misappropriation claims with respect to these third party technologies.

Claims of alleged infringement of third party intellectual property rights may have a material adverse effect on our business. Any intellectual property rights claim made against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle, and could divert management attention and financial resources. An adverse determination could prevent us from offering our modules or services to our customers and may require that we procure or develop substitute modules or services that do not infringe. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. We may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Furthermore, many of our license agreements require us to indemnify and defend our customers for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling related to any such claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our services and solution in any subsequent litigation in which we are a named party. Moreover, such infringement claims may harm our relationships with our existing customers and may deter future customers from purchasing our solution on acceptable terms, if at all.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of employees’ former employers.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our employees’ former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our solution if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support new solution modules or enhancements to existing modules, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and distract management.

Evolving regulation of the Internet may increase our expenditures related to compliance efforts, which may adversely affect our financial condition.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet and cloud computing are critical components of our business model. For example, we believe that increased regulation is likely in the area of data privacy on the Internet, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share certain data with our clients via the Internet. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could have a material adverse effect on our business.

Risks Related to this Offering and Ownership of Our Common Stock

The concentration of our capital stock ownership with insiders upon the completion of this offering will limit your ability to influence corporate matters.

We anticipate that our executive officers, employees, directors, current 5% or greater stockholders, and their respective affiliates will together beneficially own or control, in aggregate, approximately     % of the shares of our common stock outstanding, after giving effect to the conversion of all outstanding preferred stock and assuming no exercise of outstanding options or warrants following the closing of this offering. As a result, these executive officers, directors and principal stockholders, were they to act together, would be able to significantly influence most matters that require approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all or of our assets or any other significant corporate transaction. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose such action. Those stockholders may delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of our company, even if such change of control would benefit our other stockholders. This concentration of stock ownership may adversely affect investors’ perception of our corporate governance or delay, prevent or cause a change in control of our company, any of which could have material adverse effect on the market price of our common stock.

There has been no public market for our common stock prior to this offering, and you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our common stock. We expect to apply to list our common stock on the                     . However, we can give no assurances that the                      will grant our

application for listing. If an active trading market for our common stock does not develop after this offering, the market price and liquidity of our common stock will be materially and adversely affected. The offering price for our common stock was determined by negotiations between us and the underwriters and may bear no relationship to the market price for our common stock after this offering. The market price of our common stock may decline below the offering price.

The market price for our common stock may be volatile, which could contribute to the loss of your investment.

Fluctuations in the price of our common stock could contribute to the loss of all or part of your investment. Prior to this offering, there has not been a public market for our common stock. Accordingly, the initial public offering price for the shares of our common stock may not be indicative of the price that will prevail in the trading market, if any, that develops following this offering. If an active market for our common stock develops and continues, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the initial public offering price. In such circumstances, the trading price of our common stock may not recover and may experience a further decline.

Factors affecting the trading price of our common stock may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	the effects of seasonality on our business cycle;

•	success of competitive solutions and services;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period or failure of securities analysts to publish reports about us or our business;

•	changes in financial estimates and recommendations by securities analysts concerning our company, the GTM market, or the software industry in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends in global trade, including changes in estimates of the future size and growth rate of our markets;

•	announcements by us or our competitors of acquisitions, new offerings or improvements, significant contracts, commercial relationships or capital commitments;

•	our ability to market new and enhanced solution modules on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving our company, our general industry, or both;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of our common stock available for public sale;

•	any major change in our board or management;

•	sales of substantial amounts of common stock by our directors, executive officers or principal stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our common stock irrespective of our operating performance. The stock market in general and the market for technology companies and software companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of ours, may not be predictable. A loss of investor confidence in the market for technology or software stocks or the stocks of other companies which investors perceive to be similar to us, the opportunities in the GTM market or the stock market in general, could depress our stock price regardless of our business, prospects, financial conditions or results of operations.

In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against the affected company. This type of litigation, even if unsuccessful, could be costly to defend and distract our management.

The recently enacted JOBS Act allows us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our common stock.

The recently enacted JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenues are less than $1.0 billion will, in general, qualify as an emerging growth company until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•	the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934 for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Securities Act of 1934.

Under this definition, we will be an emerging growth company upon completion of this offering and could remain an emerging growth company until as late as                     .

The JOBS Act provides that, so long as a company qualifies as an emerging growth company, it will, among other things:

•	be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•	be exempt from the “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;

•	be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934 and instead provide a reduced level of disclosure concerning executive compensation; and

•	be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be materially and adversely affected.

We will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy. Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

We have historically operated our business as a private company. In connection with this offering, we will become obligated to file with the Securities and Exchange Commission annual and quarterly information and other reports that are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we will also become subject to other new financial and other reporting and corporate governance requirements, including the requirements of the              and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us, particularly after we are no longer an emerging growth company. These obligations will require a commitment of additional resources and divert our senior management’s time and attention from our day-to-day operations. In particular, we may be required to:

•	create or expand the roles and duties of our board of directors, our board committees and management;

•	institute a more comprehensive financial reporting and disclosure compliance function;

•	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address the complex accounting matters applicable to public companies;

•	establish an internal audit function;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish an investor relations function; and

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading.

We may not be successful in complying with these obligations, and compliance with these obligations will be time-consuming and expensive.

If we are unable to achieve and maintain effective internal control over financial reporting, investors could lose confidence in our financial statements and our company, which could have an adverse effect on our business and stock price.

In order to provide reliable financial reports, mitigate the risk of fraud and operate successfully as a publicly traded company, we must maintain effective control over our financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Commencing with our fiscal year ended December 31, 2014, we will be required to assess the effectiveness of our internal control over financial reporting as of the end of that fiscal year. This assessment must include disclosure of any material weakness in our internal control over financial reporting that is identified by management. Once we are no longer an emerging growth company, our independent registered public accounting firm will also be required to consider our internal controls over financial reporting and express an opinion as to their effectiveness. If our management or our independent registered public accounting firm identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to conclude that such internal control is effective. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. If we are unable to conclude that our internal control over financial reporting is effective, or, when we are no longer an emerging growth company, if our independent registered public accounting firm is unable to express an opinion that our internal control over financial reporting is effective, investors could lose confidence in the accuracy and completeness of our financial reports, which could have a materially adverse effect on our stock price.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us, our business, our markets and our competitors. We do not control these analysts. If securities analysts do not cover our common stock after the closing of this offering, the lack of research coverage may adversely affect the market price of our common stock. Furthermore, if one or more of the analysts who do cover us downgrade our stock or if those analysts issue other unfavorable commentary about us or our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the market and interest in our stock could decrease, which in turn could cause our stock price or trading volume to decline.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund our future growth and do not expect to declare or pay any dividend on shares of our common stock in the foreseeable future. As a result, you may only realize a gain on your investment in our common stock if the market price of our common stock appreciates and you sell your shares at a price above your cost after accounting for any taxes. The price of our common stock may not appreciate in value or ever exceed the price that you paid for shares of our common stock in this offering.

Our board of directors and management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our board of directors and management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds, and we may not apply the net proceeds of this offering in ways that increase the value of your investment. Apart from the payment of approximately $         to our preferred stockholders, we have not allocated the estimated net proceeds for any specific purpose, and we expect to use the net proceeds from this offering for general corporate and working capital purposes, which may include hiring additional personnel, investing in sales and marketing, research and development and infrastructure. We may also use a portion of the proceeds to acquire businesses, products and technologies that are complementary to our business. Although we have from time to time evaluated possible acquisitions, we currently have no commitments or agreements to make any material acquisition, and we may not make any acquisitions in the future. We may not be able to achieve a significant return, if any, on any investment of the net proceeds of this offering.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, as the initial public offering price of our common stock will be substantially greater than the net tangible book value per share of our common stock. Based on the initial offering price of $         per share, if

you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $         per share. If the underwriters exercise their option to purchase additional shares, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

Anti-takeover provisions in our certificate of incorporation and bylaws, as well as provisions in Delaware law, might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions: (i) dividing our board of directors into three classes with staggered three-year terms; (ii) denying cumulative voting rights to stockholders; (iii) specifying that directors may be removed by our stockholders only for cause upon the vote of two thirds or more of our outstanding common stock; (iv) specifying that the authorized number of directors may be changed only by resolution of the board of directors; (v) eliminating the right of stockholders to act by written consent without a meeting; (vi) specifying that only our chairman of the board, Chief Executive Officer or the board of directors may call a special meeting of stockholders; (vii) limiting stockholder proposals to nominate director candidates to those for which timely advance notice was provided; and (viii) limiting stockholder amendments of the foregoing provisions to a vote of at least two thirds of our outstanding common stock. These provisions, alone or together, could delay hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

Sales of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have              shares of common stock outstanding. All shares of our common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, if applicable, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act of 1933. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriter for this offering. To the extent these shares are sold into the market, the market price of our common stock could decline. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions applicable to the sale of shares of our common stock after this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements identify substantial risks and uncertainties and relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and similar expressions, whether in the negative or affirmative. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors” and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, our future results, levels of activity, performance or achievements may differ from our expectations. Other than as required by law, we do not undertake to update any of the forward-looking statements after the date of this prospectus, even though our situation may change in the future.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $         million, based upon the initial public offering price of $         per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase              additional shares in full, we estimate that we will receive additional net proceeds of $         million after deducting estimated underwriting discounts and commissions. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

The principal purposes of this offering are to obtain additional working capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate using the net proceeds to us from this offering for general corporate and working capital purposes, which may include hiring additional personnel, investing in sales and marketing, research and development and infrastructure, although we have not currently determined with certainty any specific allocation of our proceeds with respect to these items. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any investments or acquisitions at this time, however, in September 2013, we acquired EasyCargo, a Chinese SaaS global trade management solution provider focused on trade management in China. We expect to use an aggregate of approximately $         of the net proceeds to us from this offering to pay amounts that will be payable to our preferred stockholders.

Apart from the payment of approximately $         to our preferred stockholders, we currently have no specific plans for the use of the net proceeds to us from this offering. Accordingly, our management will have broad discretion in the application of the net proceeds of this offering to us, and investors will be relying on the judgment of our management regarding the application of these proceeds.

Pending their use, we plan to invest the net proceeds to us from this offering in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Covenants in the agreements governing our line of credit also prevent us from paying cash dividends as described under the subsections “Liquidity and Capital Resource” and “Line of Credit” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2013:

•	on an actual basis;

•	on a pro forma basis, to give effect to (a) the conversion of all of our convertible preferred shares into shares of our common stock, which will occur as of the time immediately prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering), and (b) an accrual for payment of $10,512,222 in accrued dividends on such preferred shares which will be paid in cash from the proceeds of the offering; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments described above and our receipt of the net proceeds from our sale of shares of common stock in this offering at an initial public offering price of $ per share, after deducting (i) estimated underwriting discounts and commissions, (ii) approximately $ to be paid to our preferred stockholders and (iii) estimated offering expenses payable by us.

You should read this table together with our financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of June 30, 2013
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Cash and cash equivalents	$1,980	$1,980	$

Short-term debt, including current portion of capital lease obligations	235	235
Dividends payable	—	10,512		—
Long-term debt and capital lease obligations, net of current portion	231	231
Revolving credit facility	3,029	3,029		—

Convertible Preferred Equity
Series A Redeemable Convertible Preferred Stock, no par value: authorized, issued, and outstanding 6,725,000 shares actual; none pro forma or pro forma as adjusted	8,899	—		—
Series B Redeemable Convertible Preferred Stock, no par value: authorized, issued, and outstanding 1,853,568 shares actual; none pro forma or pro forma as adjusted	6,616	—		—
Series C Redeemable Convertible Preferred Stock, no par value: authorized, issued, and outstanding 5,227,761 shares actual; none pro forma or pro forma as adjusted	20,187	—		—
Series D Redeemable Convertible Preferred Stock, no par value: authorized, issued, and outstanding 2,669,384 shares actual; none pro forma or pro forma as adjusted	10,807	—		—
Series E Redeemable Convertible Preferred Stock, no par value: authorized 6,709,007 shares; issued and outstanding 4,472,671 shares actual; none pro forma or pro forma as adjusted	25,840	—		—

Stockholders’ (Deficit) Equity
Common stock, $0.001 par value: 38,100,000 shares authorized, 7,478,858 shares issued and outstanding, actual; 38,100,000 shares authorized, 28,427,242 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	12,250	74,087
Accumulated other comprehensive loss	(168)	(168)
Accumulated deficit	(71,554)	(71,554)
Additional paid-in capital	—

Total stockholders’ (deficit) equity	(59,472)	2,365

Total capitalization	$16,372	$16,372	$

The number of shares of our common stock outstanding after the completion of this offering is based on              shares outstanding as of June 30, 2013, and excludes:

•	shares issuable upon exercise of stock options, which have a weighted average exercise price of $ per share;

•	shares reserved for future issuance under our stock-based compensation plans;

•	shares issuable upon exercise of warrants, which have an exercise price of $2.20 per share; and

•	additional shares of common stock that the underwriters have the option to purchase.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering, which we refer to as net tangible book value dilution per share.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our pro forma net tangible book value as of June 30, 2013 was $(19.3) million, or $(0.68) per share, based on the total number of shares of our common stock outstanding as of June 30, 2013, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock, which will occur as of the time immediately prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering).

After giving effect to the sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2013 would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $ per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed public offering price per share of common stock			$

Pro forma net tangible book value per share as of June 30, 2013		$(0.68)
Increase in net tangible book value per share attributable to this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering			$
Net tangible book value dilution per share to investors in this offering			$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $        , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors will experience further dilution.

If the underwriters exercise their option to purchase additional shares from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2013, assuming the conversion of all outstanding shares of our convertible preferred stock into common stock, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders, and by new investors purchasing shares in this offering at the initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing Stockholders			%	$		%	$
New Investors

Total		100%		$	100%		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares from us in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock outstanding after the completion of this offering is based on              shares outstanding as of June 30, 2013, and excludes:

•	shares issuable upon exercise of stock options, which have a weighted average exercise price of $ per share;

•	shares reserved for future issuance under our stock-based compensation plans;

•	shares issuable upon exercise of warrants, which have an exercise price of $2.20 per share; and

•	additional shares of common stock that the underwriters have the option to purchase.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of our future results and our results for the six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the full year.

The selected consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements contained elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2012 and 2013 and the consolidated balance sheet data as of June 30, 2012 and 2013 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2010 is derived from our audited financial statements that are not included in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, we consider necessary for a fair statement of the financial information set forth in those statements.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue
Subscription	$24,538	$28,825	$32,400	$15,427	$17,415
Professional services	7,528	8,747	10,968	5,551	6,119

Total revenue	32,066	37,572	43,368	20,978	23,534

Cost of revenue
Cost of subscription revenue(1)	9,465	10,145	10,732	5,251	6,190
Cost of professional services revenue(1)	5,516	6,969	8,680	4,563	4,356

Total cost of revenue	14,981	17,114	19,412	9,814	10,546

Gross profit	17,085	20,458	23,956	11,164	12,988

Operating expenses
Sales and marketing(1)	8,328	11,277	12,807	6,371	7,765
Research and development(1)	5,343	5,946	5,775	2,661	3,774
General and administrative(1)	5,802	6,476	6,275	3,174	4,883
Restricted stock expense	285	683	878	439	6,712

Total operating expenses	19,758	24,382	25,735	12,645	23,134

Loss from operations	(2,673)	(3,924)	(1,779)	(1,481)	(10,146)
Interest and other income (expense)	(724)	(131)	(7)	(5)	(6)

Loss before income taxes	(3,397)	(4,055)	(1,786)	(1,486)	(10,152)
Income tax expense (benefit)	177	592	311	(80)	243

Net loss	(3,574)	(4,647)	(2,097)	(1,406)	(10,395)
Preferred stock accretion	(1,433)	(3,359)	(4,036)	(2,018)	(2,426)
Preferred stock dividends	(675)	(675)	(536)	(536)	—

Net loss attributable to common stockholders	$(5,682)	$(8,681)	$(6,669)	$(3,960)	$(12,821)

Net loss per common share, basic and diluted(2)	$(1.06)	$(1.61)	$(1.21)	$(0.73)	$(2.29)

Weighted average common shares outstanding, basic and diluted(2)	5,384,576	5,384,576	5,498,752	5,451,740	5,607,510

Pro forma net loss per common share, basic and diluted(2)			$(0.24)		$(0.45)

Pro forma weighted-average common shares outstanding, basic and diluted(2)			28,276,075		28,384,833

Key Metrics (unaudited):
Recurring revenue retention(3)	102%	102%	102%	102%	100%
Adjusted EBITDA(4)	$(662)	$(1,231)	$1,917	$298	$(575)

(1)	Includes stock-based compensation allocated as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Cost of subscription revenue	$48	$21	$43	$13	$34
Cost of professional services revenue	—	0	1	1	16
Sales and marketing	99	52	46	26	31
Research and development	29	25	29	16	14
General and administrative	78	72	100	51	75

Total stock-based compensation expense	$254	$170	$219	$107	$170

(2)	See Note 10 of the consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.
(3)	We calculate our recurring revenue retention rate by comparing, for a given quarter, subscription revenue for all customers in the corresponding quarter of the prior year to the subscription revenue from those same customers in the given quarter.
(4)	EBITDA consists of net income (loss) plus depreciation and amortization, interest expense (income) and income tax expense (benefit). Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense, as well as the change in fair value of our warrant liability. The following table presents a reconciliation of net loss to adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net loss	$(3,574)	$(4,647)	$(2,097)	$(1,406)	$(10,395)
Depreciation and amortization	1,473	1,843	2,567	1,226	1,629
Interest expense	747	159	37	10	24
Interest income	(24)	(29)	(31)	(5)	(18)
Income tax expense (benefit)	177	592	311	(80)	243

EBITDA	(1,201)	(2,082)	787	(255)	(8,517)
Stock-based compensation	254	170	219	107	170
Restricted stock	285	683	878	439	6,712
Warrant expense	0	(2)	33	7	1,060

Adjusted EBITDA	$(662)	$(1,231)	$1,917	$298	$(575)

The following table sets forth our consolidated balance sheet data as of the dates presented:

	As of December 31,			As of June 30,		2013 Pro Forma(1)	2013 Pro Forma as Adjusted(2)
	2010	2011	2012	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,760	$5,290	$4,280	$5,404	$1,980	$1,980	$—
Working capital (deficit), excluding current deferred revenue	16,101	15,458	11,658	12,840	9,957	(555)	—
Total assets	53,914	54,086	54,756	51,625	56,934	56,934	—
Deferred revenue, current and long term	24,337	30,191	30,251	29,288	29,845	29,845	—
Convertible preferred stock	61,318	65,352	69,924	67,906	72,349	—	—
Total stockholders’ (deficit) equity	(40,036)	(47,747)	(53,572)	(51,177)	(59,472)	2,365	—

(1)	On a pro forma basis, to give effect to (a) the conversion of all of our convertible preferred shares into shares of our common stock, which will occur as of the time immediately prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering), and (b) an accrual for payment of $10,512,222 in accrued dividends on such preferred shares which will be paid in cash from the proceeds of the offering.
(2)	On a pro forma as adjusted basis to reflect the pro forma adjustments described above and our receipt of the net proceeds from our sale of shares of common stock in this offering at an initial public offering price of $ per share, after deducting (i) estimated underwriting discounts and commissions, (ii) approximately $ to be paid to our preferred stockholders and (iii) estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains information with respect to our plans and strategy as well as forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

Our mission is to dramatically change the way companies conduct global trade. As a leading provider of cloud-based global trade management (GTM) solutions, we automate import and export processes to enable goods to flow across international borders in the most efficient, compliant and profitable way. Our solution combines enterprise-class software, trade content sourced from government agencies and transportation providers in 125 countries, and a global supply chain network connecting our customers with their trading partners, including suppliers, freight forwarders, customs brokers and transportation carriers. As a result, our solution reduces transportation costs, optimizes logistics, leverages trade agreements, provides shipment tracking, and ensures compliance with import and export regulations. By automating more GTM processes, we enable our customers to enjoy significantly lower supply chain costs compared to legacy systems.

We deliver our GTM solution using a Software-as-a-Service (SaaS) model and leverage a highly flexible technology framework to quickly and efficiently meet our customers’ unique requirements around the world. In 2012, we processed over 600 million transactions and supply chain messages on our network. We generate revenue from annual subscription fees for our solution and by providing related professional services. Selling to new customers has driven our growth to date, and we believe that the GTM automation market is greatly under-penetrated and remains a significant growth opportunity for us. To achieve this growth, we will continue to invest in our sales and marketing efforts worldwide. During 2012, and for the six months ended June 30, 2013, revenue from international customers accounted for 9% and 10% of total revenue, respectively. In 2012, one customer accounted for 11% of our total revenue and no other customer accounted for more than 10%. We sell our solution primarily through a direct sales force, both domestically and internationally, including via our recently acquired Chinese subsidiary EasyCargo, whose results of operations are not included in our financial statements.

We intend to expand our role as a provider of a market-leading GTM solution by bringing our existing solution to new customers and new markets, and by expanding our solution to offer the most comprehensive and innovative features in the GTM marketplace. Key elements of our growth strategy include our plans to:

•	ramp our investment in sales by hiring new sales directors and supporting personnel, particularly for territories outside of the United States;

•	ramp our investment in marketing with a focus on lead generation, in particular by running more marketing programs to jump-start new territories, and to a lesser extent, devoting additional resources to solidifying our brand as a leading GTM solution provider;

•	invest in new sales and support offices in regions where we have a foothold resulting from our prior implementations;

•	continue to leverage our solution team to expand the depth and breadth of our solution in response to customer requests and the evolving nature of global trade; and

•	execute strategic acquisitions, including to acquire best-of-breed solutions to specific problems or gain a sales team with a track record of success in a foreign market.

We face a variety of challenges and risks, which we will need to address and manage as we pursue our growth strategy. In particular, we will need to continue to innovate in the face of a rapidly changing technology landscape if we are to remain competitive, and we will need to effectively manage our growth, especially related to our international expansion. Our senior management continuously focuses on these and other challenges, and we believe that our culture of innovation and our history of growth and expansion will contribute to the success of our business. We cannot, however, assure you that we will be successful in addressing and managing the many challenges and risks that we face.

We have achieved significant growth since inception and plan to continue to invest in growth. From 2010 to 2012, our subscription revenue grew from $24.5 million to $32.4 million, representing a 15.0% compound annual growth rate (CAGR). From 2010 to 2012, our total revenue grew from $32.1 million to $43.4 million, representing a 16.3% CAGR. We expect our cost of revenue and operating expenses to continue to increase in absolute dollars in future periods. We expect marketing and sales expenses to increase as we continue to expand our sales teams, increase our marketing activities and grow our international operations. We also expect research and development expenses to increase in absolute dollars as we enhance our existing solution modules and develop new ones. We also plan to invest in maintaining a high quality of professional services and customer support, and plan to continue investing in our data center infrastructure in order to support continued customer growth. As a result of both our growth and the infrastructure required to be a public company, we expect to incur additional general and administrative expenses. Considering all of these plans for investment, we cannot assure you that we will be profitable in the near term.

Our customers pay us an annual subscription fee typically at the start of each contract year. The subscription fee is fixed for the term of the agreement, and typically is based on expected transaction volumes, such as the number of annual shipments or import entries. To the extent that a customer exceeds contracted maximum transaction volumes, they incur per-transaction fees. This pricing structure allows us to sell more affordable, entry-level configurations to customers with fewer needs, as well as sophisticated configurations to enterprise customers with greater needs. The subscription fees typically begin the first month following contract execution, whether or not we have completed the solution’s implementation, and our subscription agreements typically may only be terminated for cause. In addition, we charge for professional services to implement our solution, typically on a time and materials basis.

Our operating results in a given quarter can fluctuate based on the mix of subscription and professional services revenue. In 2012, subscription accounted for 75% of total revenue. Our subscription agreements typically have an initial term of three to five years, with an average initial term of approximately 4.0 and 3.5 years for enterprise and mid-market customers, respectively. In 2010, 2011 and 2012, our solution served 295, 351 and 399 customers, respectively, not including customers attributable to our recent EasyCargo acquisition. Our customers are headquartered primarily in the United States and Europe, with users in more than 80 countries, conducting trade across 125 countries. Of our 399 customers in 2012 customers, 140 were multi-national enterprise customers with annual revenues of more than $1 billion, and 259 were mid-market customers, with annual revenues that we believe are less than $1 billion. In 2012, our average revenue from enterprise customers was approximately $266,000 and our average revenue from mid-market customers was approximately $24,000.

Key Metrics

We regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

Recurring Revenue Retention. We believe our recurring revenue retention rate is an important metric to measure the long-term value of customer agreements with regard to revenue and billings visibility. We calculate our recurring revenue retention rate by comparing, for a given quarter, subscription revenue for all customers in the corresponding quarter of the prior year to the subscription revenue from those same customers in the given quarter. For the annual rate, we utilize the average of the four quarters for the stated year. For 2010, 2011, 2012 and the six months ended June 30, 2013, the recurring revenue retention rate was 102%, 102%, 102% and 100%, respectively.

Adjusted EBITDA. EBITDA consists of net income (loss) plus depreciation and amortization, interest expense (income) and income tax expense (benefit). Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense, as well as the change in fair value of our warrant liability. We use adjusted

EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis across reporting periods, as it removes from our operating results the impact of our capital structure. We believe adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of performance exclusive of our capital structure and the method by which assets were acquired.

The following table provides a reconciliation of net loss to adjusted EBITDA:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net loss	$(3,574)	$(4,647)	$(2,097)	$(1,406)	$(10,395)
Depreciation and amortization	1,473	1,843	2,567	1,226	1,629
Interest expense	747	159	37	10	24
Interest income	(24)	(29)	(31)	(5)	(18)
Income tax expense (benefit)	177	592	311	(80)	243

EBITDA	(1,201)	(2,082)	787	(255)	(8,517)
Stock based compensation	254	170	219	107	170
Restricted stock	285	683	878	439	6,712
Warrant expense	0	(2)	33	7	1,060

Adjusted EBITDA	$(662)	$(1,231)	$1,917	$298	$(575)

Components of Operating Results

Revenue

Revenue. We primarily generate revenue from the sale of subscriptions and subscription-related professional services. Our subscriptions are multi-year arrangements for software and content, and in certain instances include a transactional component. We derive professional services revenue from implementation, integration and other elements associated with solution and content subscriptions.

We typically invoice subscription customers in advance on an annual basis, with payment due upon receipt of the invoice. We reflect invoiced amounts on our balance sheet as accounts receivable or as cash when collected, and as deferred revenue until earned and recognized as revenue ratably over the performance period. Accordingly, deferred revenue represents the amount billed to customers that has not yet been earned or recognized as revenue, pursuant to agreements executed during current and prior periods, and does not reflect that portion of a contract to be invoiced to customers on a periodic basis for which payment is not yet due.

Subscription Revenue. We derive our subscription revenue from fees paid to us by our customers for access to our solution. We recognize the revenue associated with subscription agreements ratably on a straight-line basis over the term of the agreement, provided all criteria required for revenue recognition have been met.

Professional Services Revenue. Professional services revenue consists primarily of fees charged for implementation, integration, training and other services associated with the subscription agreements entered into with our customers. Generally, we charge for professional services to implement our solution on a time and materials basis.

Cost of Revenue

Cost of Subscription Revenue. Cost of subscription revenue consists primarily of personnel and related costs of our hosting, support, and content teams, including salaries, benefits, bonuses, payroll taxes, stock-based compensation and allocated overhead, software license fees, hosting costs, Internet connectivity, depreciation expenses directly related to delivering our solution, as well as amortization of capitalized software development costs. As we continue to add data center capacity and personnel, as well as develop our trade content in advance of anticipated growth, our cost of subscription revenue may increase. We generally expense our cost of subscription revenue as we incur the costs.

Cost of Professional Services Revenue. Cost of professional services revenue consists primarily of personnel and related costs of our professional services team, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, the costs of contracted third-party vendors, reimbursable expenses and depreciation, amortization and other allocated costs. As our personnel are employed on a full-time basis, our cost of professional services is largely fixed in the short-term, while our professional services revenue may fluctuate, leading to fluctuations in professional services gross profit. We expense our cost of professional services revenue as we incur the costs.

Operating Expenses

Our operating expenses are classified into three categories: sales and marketing, research and development, and general and administrative.

Sales and Marketing. Sales and marketing expenses primarily consist of personnel and related costs for our sales and marketing staff, including salaries, benefits, commissions, bonuses, payroll taxes, stock-based compensation and costs of promotional events, corporate communications, online marketing, solution marketing and other brand-building activities, in addition to depreciation, amortization and other allocated costs. We capitalize and amortize commission costs as an expense ratably over the term of the related customer contract in proportion to the recognition of the subscription revenue. If a subscription agreement is terminated, we recognize the unamortized portion of any deferred commission cost as an expense immediately upon such termination, when the initial customer contract is signed and upon any renewal as our obligation to pay a sales commission arises at these times. We expect that sales and marketing expenses will continue to increase in absolute dollars as we continue to expand our business.

Research and Development. Research and development expenses primarily consist of personnel and related costs of our research and development staff, including salaries, benefits, bonuses, payroll taxes, stock-based compensation and costs of certain third-party contractors, as well as depreciation, amortization and other allocated costs. We capitalize research and development costs related to the development of our solution modules and amortize them over their useful life. We have devoted our solution modules development efforts primarily to enhancing the functionality and expanding the capabilities of our solution. We expect that our research and development expenses will continue to increase in absolute dollars as we increase our research and development headcount to further strengthen and enhance our solution.

General and Administrative. General and administrative expenses primarily consist of personnel and related costs for our executive, administrative, finance, information technology, legal, accounting and human resource staffs, including salaries, benefits, bonuses, payroll taxes and stock-based compensation, professional fees, other corporate expenses and depreciation, amortization and other allocated costs. In addition, general and administrative expenses include our expenses related to certain outstanding warrants that have liability accounting and, as such, any changes in fair value of the warrants is recorded in general and administrative expenses. We have recently incurred, and expect to continue to incur additional expenses as we grow our operations and operate as a public company, including higher legal, corporate insurance, accounting and auditing expenses, and the additional costs of enhancing and maintaining our internal control environment through the adoption of new corporate policies. We also expect that general and administrative expenses will continue to increase in absolute dollars as we expand our operations, including internationally.

Restricted Stock. Restricted stock expense includes an intrinsic value charge in each financial reporting period related to vested restricted shares purchased by certain members of our management. In connection with the purchase of these shares, we loaned, on a nonrecourse basis, certain amounts to the purchasers of these shares to cover related tax liabilities incurred by them. Accordingly, we are accounting for these shares as stock options. All of the restricted stock expense relates to our general and administrative functions. We may repurchase these shares under certain conditions, including upon termination of employment or in the event of certain corporate transactions. These repurchase rights have lapsed with respect to 50% of the shares purchased.

The repurchase rights for the remaining shares will lapse and these remaining shares will become fully vested upon the earlier of the closing of certain corporate transactions or this offering. Accordingly, we expect to record restricted stock expense of $         upon the closing of this offering.

Interest and Other Income (Expense)

Interest and other income (expense) consists primarily of interest income on our cash balances, and interest expense on outstanding debt and capital lease obligations.

Income Tax Expense (Benefit)

Because we have generated net losses in all periods to date and recorded a full valuation allowance against our deferred tax assets, we have historically not recorded a provision for federal or state income taxes. The tax provision for 2012 and for the six months ended June 30, 2013 is exclusively related to foreign income taxes and is a result of the cost-plus transfer pricing agreements we have in place with our foreign subsidiaries. Realization of any of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Utilization of our net operating losses may be subject to annual limitations due to the ownership change rules under the Internal Revenue Code of 1986, as amended, and similar state provisions. We have not yet made a determination regarding the potential impact of these limitations. Moreover, in the event we have future changes in ownership, including as a result of this offering, the availability of net operating losses could be further limited.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

The following critical accounting policies reflect significant judgments and estimates used in the preparation of our consolidated financial statements:

•	revenue recognition;

•	deferred revenue;

•	stock-based compensation;

•	goodwill;

•	capitalized software costs; and

•	income taxes.

Revenue Recognition

We primarily generate revenue from the sale of subscriptions and subscription-related services. In instances involving subscriptions, we generate subscription revenue under customer contracts with multiple elements, which are comprised of (1) subscription fees that provide the customers with access to our on-demand solution and trade content, unspecified solution and content upgrades, and customer support, (2) professional services associated with implementing our solution (primarily implementation services), and (3) transaction-related fees (including publishing services). Our initial customer contracts have contract terms typically ranging from three to five years and our renewal contracts range from one to five years in length. Typically, the customer does not take or have the right to take possession of the software supporting our on demand solution. However, in certain instances, we have customers that take possession of the software whereby it is installed on the customer’s premises. Our subscription service arrangements typically may only be terminated for cause and do not contain refund provisions.

We provide our software as a service and follow the provisions of ASC Topic 605, Revenue Recognition (ASC 605) and ASC Topic 985, Software (ASC 985). We commence revenue recognition when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been or is being provided to the customer;

•	The collection of the fees is probable; and

•	The amount of fees to be paid by the customer is fixed or determinable.

Subscription Revenue. We recognize subscription revenue ratably over the contract terms beginning on the commencement date of each contract, which is the date the service is made available to customers. We record amounts that have been invoiced in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. We recognize transaction-related revenue as the transactions occur.

Professional Services Revenue. The majority of our professional services agreements are on a time and material basis. When these services are not combined with subscription revenue as a single unit of accounting, as discussed below, we recognize this revenue as we render the services for time and material agreements, and when the customer accepts the milestones that we achieve for fixed price agreements.

Multiple-Deliverable Arrangements. We enter into arrangements with multiple deliverables that generally include subscription, professional services (primarily implementation) as well as transaction-related fees.

Prior to January 1, 2010, we accounted for deliverables in multiple-deliverable arrangements separately if the delivered items had standalone value and there was objective and reliable evidence of fair value for the undelivered items. If the deliverables in a multiple-deliverable arrangement could not be accounted for separately, the total arrangement fee was recognized ratably as a single unit of accounting over the contracted term of the subscription agreement. We accounted for a significant portion of our multiple-deliverable arrangements as a single unit of accounting because we did not have objective and reliable evidence of fair value for certain of the deliverables. Additionally, in these situations, we expensed the direct costs of the professional services arrangement as incurred whereas the revenue from the services was recognized over the contracted terms of the subscription.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, “Revenue Recognition (Topic 605), Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”) which amended the previous multiple-deliverable arrangements accounting guidance. Pursuant to the updated guidance, objective and reliable evidence of fair value of the deliverables to be delivered was no longer required in order to account for deliverables in a multiple-deliverable arrangement separately. Instead, arrangement consideration is allocated to deliverables based on their relative selling price.

We adopted this accounting guidance on January 1, 2010, for applicable arrangements entered into or materially modified after January 1, 2010 (the beginning of our fiscal year). Under the updated accounting guidance, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have standalone value upon delivery. If the deliverables have standalone value upon delivery, we account for each deliverable separately. Subscription services have standalone value as such services are often sold separately. In determining whether professional services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. To date, we have concluded that all of the professional services included in multiple-deliverable arrangements executed have standalone value.

As a result of adopting ASU 2009-13, we allocate revenue to each element in an arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (VSOE), if available, third party evidence (TPE), if VSOE is not available, or estimated selling prices (ESP), if neither VSOE nor TPE is available. As we have been unable to establish VSOE or TPE for the elements of its arrangements, we establish the ESP for each element primarily by considering the weighted average of actual sales prices of professional services sold on a standalone basis and subscription including various add-on modules if and when sold together without professional services, and other factors such as gross margin objectives, pricing practice and growth strategy. We have established processes to determine ESP and allocate revenue in multiple arrangements using ESP.

For those contracts in which our customer accesses our software via our on-demand, cloud based solution, we account for such transactions in accordance with the ASC 605-25, Multiple-Element Arrangements. The majority of these contracts represent multiple-element arrangements, and we evaluate each element to determine whether it represents a separate unit of accounting. We recognize the consideration allocated to the subscription as revenue ratably over the contract period. The consideration allocated to professional services is recognized as the services are performed, which is typically over the first three to six months of an arrangement.

For those contracts in which the customer takes possession of the software, we account for such transactions in accordance with ASC 985, Software. We account for these agreements as subscriptions and recognize the entire arrangement fee (subscription and professional services) ratably over the term of the agreement. In addition, we do not have VSOE for any add-on professional services, and accordingly, we recognize revenue related to such add-on professional services over the remaining term of the contract.

We account for sales tax collected from customers and remitted to governmental authorities on a net basis and, therefore, we do not include them in revenue and cost of revenue in our consolidated statement of operations.

We classify customer reimbursements received for direct costs paid to third parties and related expenses as revenue, in accordance with ASC 605. The amounts included in professional services revenue and cost of professional services revenue for the six months ended June 30, 2012 and 2013 and the years ended December 31, 2010, 2011 and 2012 were $231,380 and $213,686 and $400,492, $364,305, and $432,702, respectively.

Deferred Revenue

Deferred revenue represents amounts collected from (or invoiced to) customers in advance of revenue earned. Deferred revenue to be recognized in the succeeding 12 month period is included in current deferred revenue with the remaining amounts included in noncurrent deferred revenue.

Deferred revenue at December 31, 2011 and 2012 included approximately $10.7 million and $9.5 million related to an arrangement with one customer in which we were recognizing revenue equal only to the extent of costs incurred. We started to recognize this deferred revenue ratably beginning in May 2012.

Stock-Based Compensation

We recognize stock-based compensation as an expense in the consolidated financial statements and measure that cost based on the estimated fair value of the award.

For awards granted after January 1, 2006, we recognized compensation expense based on the estimated grant date fair value using the Black Scholes option pricing model.

Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, the expected term of the options, our expected stock price volatility, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair value of our common stock. Because our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “—Common Stock Valuations” below.

•	Expected term. The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we have based our expected term on the simplified method, which represents the average period from vesting to the expiration of the award.

•	Expected volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

•	Risk-free rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

Total stock-based compensation expense related to employee options included in the consolidated statement of operations for the six months ended June 30, 2012 and 2013 and for the years ended December 31, 2010, 2011, and 2012 is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Cost of subscription revenue	$48	$21	$43	$13	$34
Cost of professional services revenue	—	0	1	1	16
Sales and marketing	99	52	46	26	31
Research and development	29	25	29	16	14
General and administrative	78	72	100	51	75

Total stock-based compensation expense	$254	$170	$219	$107	$170

Common Stock Valuations. The fair value of the common stock underlying our stock options was determined by our board of directors, which intended that all options granted have an exercise price that is not less than the estimated fair value of a share of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous third-party valuations performed at periodic intervals by a valuation firm;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	the purchases of shares of preferred stock by unaffiliated venture capital firms;

•	our operating and financial performance and forecast;

•	current business conditions;

•	significant new customer wins;

•	the hiring of key personnel;

•	our stage of development;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	the market performance of comparable publicly-traded technology companies; and

•	the U.S. and global capital market conditions.

We have granted stock options with the following exercise prices since September 1, 2011:

Grant Date	Number of Options Granted	Exercise Price per Share	Option Fair Value per Share at Grant Date	Common Stock Value per Share at Grant Date	Aggregate Fair Value of Options Granted
September 2011	600,000	$1.54	$0.49	$1.02	294,000
September 2011	260,000	$1.54	$0.48	$1.02	124,800
October 2011	50,000	$1.54	$0.48	$1.02	24,000
February 2012	12,500	$1.54	$0.48	$1.31	6,000
April 2012	149,282	$1.54	$0.64	$1.40	95,540
July 2012	120,000	$1.54	$0.74	$1.40	88,800
February 2013	300,000	$1.79	$1.01	$1.79	303,000
June 2013	400,000	$4.10	$1.60	$3.72	640,000
June 2013	445,000	$3.72	$2.13	$3.72	947,850

In order to determine the fair value of our common stock underlying option grants, we considered, among other things, contemporaneous valuations of our stock from an independent valuation firm that provided us with their estimation of our enterprise value and the allocation of that value to each element of our capital structure (preferred stock, common stock, warrants and options). For stock options granted in or prior to June 2011, we determined our enterprise value using the market based approach and, within the market based approach, the comparable company method and the recent transaction method. The market-based approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of technology companies.

Significant factors considered by our board of directors in determining the fair value of our common stock at the grant dates include:

September 2011. The United States economy and the financial markets continued to recover from the global financial crisis that began in 2008. Total revenue increased from $8.2 million for the three months ended March 31, 2011 to $9.4 million for the three months ended June 30, 2011. We performed a valuation of our common stock as of June 30, 2011, utilizing the option pricing method and determined the fair value to be $1.02 per share. The valuation utilized the following inputs: (i) time to expiration of 2.0 years; (ii) risk-free interest rate of 0.45%; (iii) volatility of 60%; and (iv) a discount for lack of marketability of 30%. For the valuation as of June 30, 2011, we determined our enterprise value of $95.3 million using the income and market approaches with a 100% weighting assigned to the income approach and 0% assigned to the market approach. The income approach was weighted at 100% based on an assessment of our current stage of development and the growth implied by our financial projections. We determined that this approach would provide a more appropriate value for us than approaches which did not consider our projected growth rate. Under the income approach, we used a multiple of 2.2x to last 12-month revenue. Under the guideline public company market approach, we used a multiple of 2.6x to last 12-month revenue. The guideline public companies market approach was weighted at 0.0% based on our assessment of the group of comparable public companies and an analysis of our financial projections. As this approach does not explicitly consider our projected growth, we determined that this approach would not provide an appropriate value for us. Although we did not directly utilize this method in the conclusion of our enterprise value, we used a market multiple derived from this approach within the income approach. For the discounted cash flow analysis, we used a discount rate to our projected cash flows of 25.8%. Based on this valuation and other factors described herein, our board of directors granted options to purchase 860,000 shares of common stock with an exercise price of $1.54 per share.

October 2011. The United States economy continued to stabilize through the fourth calendar quarter of 2011. Although the broader financial markets continued to experience volatility and were negatively impacted by the European sovereign debt concerns, select technology companies were able to complete IPOs during this period. Total revenue increased from $9.4 million for the three months ended September 30, 2011 to $10.6 million for the three months ended December 31, 2011. We performed a valuation of our common stock as of June 30, 2011, utilizing the option pricing method and determined the fair value to be $1.02 per share. The valuation utilized the following inputs: (i) time to expiration of 2.0 years; (ii) risk-free interest rate of 0.45%; (iii) volatility of 60%; and (iv) a discount for lack of marketability of 30%. For the valuation as of June 30, 2011, we determined our enterprise value of $95.3 million using the income and market approaches with a 100% weighting assigned to the income approach and 0% assigned to the market approach. The income approach was weighted at 100% based on an assessment of our current stage of development and the growth implied by our financial projections. We determined that this approach would provide a more appropriate value for us than approaches which did not consider our projected growth rate. Under the income approach, we used a multiple of 2.2x to last 12-month revenue. Under the guideline public company market approach, we used a multiple of 2.6x to last 12-month revenue. The guideline public companies market approach was weighted at 0.0% based on our assessment of the group of comparable public companies and an analysis of our financial projections. As this approach does not explicitly consider our projected growth, we determined that this approach would not provide an appropriate value for us. Although we did not directly utilize this method in the conclusion of our enterprise value, we used a market multiple derived from this approach within the income approach. For the discounted cash flow analysis, we used a discount rate to our projected cash flows of 25.8%. Based on this valuation and other factors described herein, our board of directors granted options to purchase 50,000 shares of common stock with an exercise price of $1.54 per share.

February 2012. As the United States economy and financial markets continued to strengthen during the first calendar quarter of 2012. We also continued to see strength in all facets of our business during this period with the exception of transaction fees. Total revenue decreased from $10.6 million for the three months ended December 31, 2011 to $10.0 million for the three months ended March 31, 2012. We performed a valuation of our common stock as of December 31, 2011, utilizing the option pricing method and determined the fair value to be $1.31 per share. The valuation utilized the following inputs: (i) time to expiration of 1.5 years; (ii) risk-free interest rate of 0.12%; (iii) volatility of 60%; and (iv) a discount for lack of marketability of 29%. For the valuation as of December 31, 2011, we determined our enterprise value of $111.1 using the income and market approaches with a 100% weighting assigned to the income approach and 0% assigned to the market approach. The income approach was weighted at 100% based on an assessment of our current stage of development and the growth implied by our financial projections. We determined that this approach would provide a more appropriate value for us than approaches which did not consider our projected growth rate. Under the income approach, we used a multiple of 2.4x to last 12-month revenue. Under the guideline public company market approach, we used a multiple of 2.9x to last 12-month revenue. The guideline public companies market approach was weighted at 0.0% based on our assessment of the group of comparable public companies and an analysis of our financial projections. As this approach does not explicitly consider our projected growth, we determined that this approach would not provide an appropriate value for us. Although we did not directly utilize this method in the conclusion of our enterprise value, we used a market multiple derived from this approach within the income approach. For the discounted cash flow analysis, we used a discount rate to our projected cash flows of 24.7%. Based on this valuation and other factors described herein, our board of directors granted options to purchase 12,500 shares of common stock with an exercise price of $1.54 per share.

April 2012. The United States financial markets began to show some weakness in the second calendar quarter of 2012 as concerns regarding global financial uncertainties grew; however, we continued to see strength in our business. Total revenue increased from $10.0 million for the three months ended March 31, 2012 to $11.0 million for the three months ended June 30, 2012. We performed a valuation of our common stock as of March 31, 2012, utilizing the option pricing method and determined the fair value to be $1.40 per share. The valuation utilized the following inputs: (i) time to expiration of 1.5 years; (ii) risk-free interest rate of 0.26%; (iii) volatility of 60%; and (iv) a discount for lack of marketability of 28%. For the valuation as of March 31, 2012, we determined our enterprise value of $111.8 million using the income and market approaches with a 100% weighting assigned to the income approach and 0% assigned to the market approach. The income approach was weighted at 100% based on an assessment of our current stage of development and the growth implied by our financial projections. We determined that this approach would provide a more appropriate value for us than approaches which did not consider our projected growth rate. Under the income approach, we used a multiple of 2.3x to last 12-month revenue. Under the guideline public company market approach, we used a multiple of 2.5x to last 12-month revenue. The guideline public companies market approach was weighted at 0.0% based on our assessment of the group of comparable public companies and an analysis of our financial projections. As this approach does not explicitly consider our projected growth, we determined that this approach would not provide an appropriate value for us. Although we did not directly utilize this method in the conclusion of our enterprise value, we used a market multiple derived from this approach within the income approach. For the discounted cash flow analysis, we used a discount rate to our projected cash flows of 24.3%. Based on this valuation and other factors described herein, our board of directors granted options to purchase 149,282 shares of common stock with an exercise price of $1.54 per share.

July 2012. The United States financial markets continued to show weakness during the second calendar quarter of 2012 as concerns regarding global financial uncertainties grew; however, we continued to see strength in our business. Total revenue increased from $11.0 million for the three months ended June 30, 2012 to $11.1 million for the three months ended September 30, 2012. We performed a valuation of our common stock as of March 31, 2012, utilizing the option pricing method and determined the fair value to be $1.40 per share. The valuation utilized the following inputs: (i) time to expiration of 1.5 years; (ii) risk-free interest rate of 0.26%; (iii) volatility of 60%; and (iv) a discount for lack of marketability of 28%. For the valuation as of March 31, 2012, we determined our enterprise value of $111.8 million using the income and market approaches with a 100% weighting assigned to the income approach and 0% assigned to the market approach. The income approach was weighted at 100% based on an assessment of our current stage of development and the growth implied by our financial projections. We determined that this approach would provide a more appropriate value for us than approaches which did not consider our projected growth rate. Under the income approach, we used a multiple of 2.3x to last 12-month revenue. Under the guideline public company market approach, we used a multiple of 2.5x to last 12-month revenue. The guideline public companies market approach was weighted at 0.0% based on our assessment of the group of comparable public companies and an analysis of our financial projections. As this approach does not explicitly consider our projected growth, we determined that this approach would not provide an appropriate value for us. Although we did not directly utilize this method in the conclusion of our enterprise value, we used a market multiple derived from this approach within the income approach. For the discounted cash flow analysis, we used a discount rate to our projected cash flows of 24.3%. Based on this valuation and other factors described herein, our board of directors granted options to purchase 120,000 shares of common stock with an exercise price of $1.54 per share.

February 2013. In the fourth calendar quarter of 2012, the United States economy continued to show weakness, and the financial markets continued to exhibit volatility over concerns regarding the decline in government spending and exports as well as shrinking business inventories; however, we continued to see strength in our business. Total revenue increased from $11.1 million for the three months ended September 30, 2012 to $11.3 million for the three months ended December 31, 2012. We performed a valuation of our common stock as of December 31, 2012, utilizing the option pricing method and determined the fair value to be $1.79 per share. The valuation utilized the following inputs: (i) time to expiration of 1.5 years; (ii) risk-free interest rate of 0.16%; (iii) volatility of 60%; and (iv) a discount for lack of marketability of 25%. For the valuation as of December 31, 2012, we determined our enterprise value of $130.3 million using the income and market approaches with a 100% weighting assigned to the income approach and 0% assigned to the market approach. The income approach was weighted at 100% based on an assessment of our current stage of development and the growth implied by our financial projections. We determined that this approach would provide a more appropriate value for us than approaches which did not consider our projected growth rate. Under the income approach, we used a multiple of 2.5x to last 12-month revenue. Under the guideline public company market approach, we used a multiple of 2.4x to last 12-month revenue. The guideline public companies market approach was weighted at 0.0% based on our assessment of the group of comparable public companies and an analysis of our financial projections. As this approach does not explicitly consider our projected growth, we determined that this approach would not provide an appropriate value for us. Although we did not directly utilize this method in the conclusion of our enterprise value, we used a market multiple derived from this approach within the income approach. For the discounted cash flow analysis, we used a discount rate to our projected cash flows of 23.4%. Based on this valuation and other factors described herein, our board of directors granted options to purchase 300,000 shares of common stock with an exercise price of $1.79 per share.

June 2013. In the first calendar quarter of 2013, the United States economy continued to show some weakness and the financial markets continued to exhibit volatility over concerns regarding the decline in government spending and concerns about the future of the Federal Reserve Bank’s quantitative easing program; however, we continued to see strength in our business. Total revenue increased from $11.3 million for the three months ended December 31, 2012 to $11.6 million for the three months ended March 31, 2013. We performed a valuation of our common stock as of March 31, 2013 utilizing the option pricing method and determined the fair value to be $3.72 per share. The valuation utilized the following inputs: (i) time to expiration of 1.0 years; (ii) risk-free interest rate of 0.14%; (iii) volatility of 60%; and (iv) a discount for lack of marketability of 15%. For the valuation as of March 31, 2013, we determined our enterprise value of $195.4 million using the income and market approaches with a 100% weighting assigned to the income approach and 0% assigned to the market approach. The income approach was weighted at 100% based on an assessment of our current stage of development and the growth implied by our financial projections. We determined that this approach would provide a more appropriate value for us than approaches which did not consider our projected growth rate. Under the income approach, we used a multiple of 3.3x to last 12-month revenue. Under the guideline public company market approach, we used a multiple of 3.3x to last 12-month revenue. The guideline public companies market approach was weighted at 0.0% based on our assessment of the group of comparable public companies and an analysis of our financial projections. As this approach does not explicitly consider our projected growth, we determined that this approach would not provide an appropriate value for us. Although we did not directly utilize this method in the conclusion of our enterprise value, we used a market multiple derived from this approach within the income approach. For the discounted cash flow analysis, we used a discount rate to our projected cash flows of 24.5%. Based on this valuation and other factors described herein, our board of directors granted options to purchase 400,000 shares of common stock with an exercise price of $4.10 per share and 445,000 shares of common stock with an exercise price of $3.72.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. At June 30, 2013, we had $21.3 million of goodwill recorded on our Consolidated Balance Sheet. For the purposes of impairment testing, we have determined that we have one reporting unit. A two-step impairment test of goodwill is required pursuant to ASC 350-20-35. In the first step, the fair value of the reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and further testing is not required. If the carrying value exceeds the fair value, then the second step of the impairment test is required to determine the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss must be recorded that is equal to the difference. The identification and measurement of goodwill impairment involves the estimation of the fair value of the company. The estimate of our fair value, based on the best information available as of the date of the assessment, is subjective and requires judgment, including management assumptions about expected future revenue forecasts and discount rates.

Capitalized Software Costs

Certain development costs related to our software products are capitalized in accordance with ASC Topic 350-40, Internal-Use Software. ASC 350-40 contains the following provisions: (1) preliminary project costs are expensed as incurred; (2) all costs associated with the development of the application are to be capitalized; and (3) all costs associated with the post-implementation operation of the software shall be expensed as incurred. In addition, the costs for all upgrades and enhancements to the originally developed software may be capitalized if additional functionality is added. Accordingly, we capitalize certain software development costs, including the costs to develop solution modules or significant enhancements to existing modules, which are developed or obtained for internal use. We capitalize software development costs when application development begins, it is probable that the project will be completed, and the software will be used as intended. Such capitalized costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is generally three years. Costs associated with preliminary project stage activities, training, maintenance and all post-implementation stage activities are expensed as incurred. It is difficult to predict the amount of Internal-Use Software that will be capitalized in the future as it is project-specific and as such each project will be reviewed on a case-by-case basis.

Income Taxes

We account for income taxes under the asset and liability method in accordance with authoritative guidance for income taxes. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying accounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date.

We adopted the provisions of ASC 740-10, Accounting for Uncertainty in Income Tax, on February 1, 2009. There was no impact upon adoption of ASC 740-10 as we have not identified any uncertain tax positions. We have adopted the accounting policy that interest and penalties relating to income taxes are classified within income tax expense (benefit).

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of revenue. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Revenue
Subscription	$24,538	$28,825	$32,400	$15,427	$17,415
Professional services	7,528	8,747	10,968	5,551	6,119

Total revenue	32,066	37,572	43,368	20,978	23,534

Cost of revenue
Cost of subscription revenue	9,465	10,145	10,732	5,251	6,190
Cost of professional services revenue	5,516	6,969	8,680	4,563	4,356

Total cost of revenue	14,981	17,114	19,412	9,814	10,546

Gross profit	17,085	20,458	23,956	11,164	12,988

Operating expenses
Sales and marketing	8,328	11,277	12,807	6,371	7,765
Research and development	5,343	5,946	5,775	2,661	3,774
General and administrative	5,802	6,476	6,275	3,174	4,883
Restricted stock expense	285	683	878	439	6,712

Total operating expenses	19,758	24,382	25,735	12,645	23,134

Loss from operations	(2,673)	(3,924)	(1,779)	(1,481)	(10,146)
Interest and other income (expense)	(724)	(131)	(7)	(5)	(6)

Loss before income taxes	(3,397)	(4,055)	(1,786)	(1,486)	(10,152)
Provision for income taxes (benefit)	177	592	311	(80)	243

Net loss	$(3,574)	$(4,647)	$(2,097)	$(1,406)	$(10,395)

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
Revenue
Subscription	77%	77%	75%	74%	74%
Professional services	23	23	25	26	26

Total revenue	100	100	100	100	100

Cost of revenue
Cost of subscription revenue (1)	39	35	33	34	36
Cost of professional services revenue (1)	73	80	79	82	71

Total cost of revenue	47	46	45	47	45

Gross profit	53	54	55	53	55

Operating expenses
Sales and marketing	26	30	30	30	33
Research and development	17	16	13	13	16
General and administrative	18	17	14	15	21
Restricted stock expense	1	2	2	2	29

Total operating expenses	62	65	59	60	99

Loss from operations	(9)	(11)	(4)	(7)	(44)
Interest and other income (expense)	(2)	(0)	(0)	(0)	(0)

Loss before income taxes	(11)	(11)	(4)	(7)	(44)
Provision for income taxes expense (benefit)	1	2	1	(0)	1

Net loss	(12)%	(13)%	(5)%	(7)%	(45)%

(1)	The table shows cost of revenue as a percentage of each component of revenue.

Six Months ended June 30, 2013 Compared to Six Months ended June 30, 2012

Revenue. Revenue for the six months ended June 30, 2013 was $23.5 million, an increase of $2.5 million, or 11.9%, over revenue of $21.0 million for the six months ended June 30, 2012.

Subscription Revenue. Subscription revenue for the six months ended June 30, 2013 was $17.4 million, an increase of $2.0 million, or 13.0%, over revenue of $15.4 million for the six months ended June 30, 2012. The increase in subscription revenue resulted from an increase in the number of large subscriptions from customers, as well as recognition of revenue for a full six months for the new customers added in the six months ended June 30, 2012. We have increased our customer count through our sales and marketing efforts.

Professional Services Revenue. Professional services revenue for the six months ended June 30, 2013 was $6.1 million, an increase of $0.5 million, or 8.9%, over professional services revenue of $5.6 million for the six months ended June 30, 2012. The increase is attributable to an increase in demand for professional services from our expanding customer base.

Cost of Subscription Revenue. Cost of subscription revenue for the six months ended June 30, 2013 was $6.2 million, an increase of $0.9 million, or 17.0%, over cost of subscription revenue of $5.3 million for the six months ended June 30, 2012. As a percentage of subscription revenue, cost of subscription revenue was 35.6% and 34.4% for the six months ended June 30, 2013 and 2012. The increase in dollar amount resulted from a $0.4 million increase in depreciation, amortization and other allocated costs, an increase of $0.4 million resulting from salary increases for existing employees and the cost of new employees hired during the period, and an increase of $0.1 million in software maintenance costs.

Cost of Professional Services Revenue. Cost of professional services revenue for the six months ended June 30, 2013 was $4.4 million, a decrease of $0.2 million, or 4.3%, over cost of professional services revenue of $4.6 million for the six months ended June 30, 2012. As a percentage of professional services revenue, cost of professional services revenue was 71.1% for the six months ended June 30, 2013 and 82.1% for the six months ended June 30, 2012. The decrease in dollar amount resulted from a decrease of $0.8 million in employee-related costs transferred from research and development in the prior period as our engineering team temporarily assisted our professional services organization to address a particular customer implementation. This was offset by an increase of $0.6 million resulting from salary increases for existing professional services employees and the cost of new professional services employees hired during the period.

Sales and Marketing Expenses. Sales and marketing expenses for the six months ended June 30, 2013 were $7.8 million, an increase of $1.4 million, or 21.9%, over sales and marketing expenses of $6.4 million for the six months ended June 30, 2012. As a percentage of revenue, sales and marketing expenses increased to 33.2% for the six months ended June 30, 2013 from 30.4% for the six months ended June 30, 2012. The increase in dollar amount is due to an increase of $0.4 million resulting from salary increases for existing employees and the cost of new employees hired during the period, an increase of $0.1 million in recruiting costs and an increase of $0.2 million in commission expense. We also had a $0.5 million increase in marketing event costs, a $0.1 million increase in travel costs, and a $0.1 million increase in allocated general and administrative costs.

Research and Development Expenses. Research and development expenses for the six months ended June 30, 2013 were $3.8 million, an increase of $1.1 million, or 40.7%, from research and development expenses of $2.7 million for the six months ended June 30, 2012. As a percentage of revenue, research and development expenses increased to 16.2% for the six months ended June 30, 2013 from 12.9% for the six months ended June 30, 2012. The increase in dollar amount was due to $1.0 million of costs allocated to cost of professional services in the six months ended June 30, 2012 as our engineering team temporarily assisted our professional services organization to address a particular customer implementation while no costs were allocated to cost of professional services revenue in the six months ended June 30, 2013 and a $0.2 million increase for new employees hired in the period. This increase was offset by a decrease in travel and related costs of $0.1 million.

General and Administrative Expenses. General and administrative expenses for the six months ended June 30, 2013 were $4.9 million, an increase of $1.7 million, or 53.1%, over general and administrative expenses of $3.2 million for the six months ended June 30, 2012. As a percentage of revenue, general and administrative expenses increased to 20.9% for the six months ended June 30, 2013, from 15.2% for the six months ended June 30, 2012. The increase in dollar amount is due to an increase of $1.1 million related to changes in the fair value of warrants issued, and an increase of $0.3 million resulting from salary increases for existing employees and for additional general and administrative employees hired during the period. There also was an increase of $0.3 million in professional fees, a $0.1 million increase in software maintenance costs, and a $0.1 million increase in the costs for recruiting and outside services.

Income Tax Expense (Benefit). Income tax expense for the six months ended June 30, 2013 was $0.2 million compared to an income tax benefit of $0.1 million for the six months ended June 30, 2012. Income tax expense (benefit) is primarily related to foreign operations.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue. Revenue for 2012 was $43.4 million, an increase of $5.8 million, or 15.4%, over revenue of $37.6 million for 2011.

Subscription Revenue. Subscription revenue for 2012 were $32.4 million, an increase of $3.6 million, or 12.5%, over revenue of $28.8 million for 2011. The increase in subscription revenue resulted from an increase in the number of subscriptions from enterprise customers, as well as recognition of revenue for a full year for the new customers added in 2011. We have increased our customer count through our sales and marketing efforts. Our subscription revenue growth rate decelerated from 2011 due to an unusual delay in the subscription start date for one large customer.

Professional Services Revenue. Professional services revenue in 2012 was $11.0 million, an increase of $2.3 million, or 26.4%, over professional services revenue of $8.7 million in 2011. The increase resulted from an increase in demand for services to our expanding subscription customer base.

Cost of Subscription Revenue. Cost of subscription revenue in 2012 was $10.7 million, an increase of $0.6 million, or 5.9%, over cost of subscription revenue of $10.1 million in 2011. As a percentage of subscription revenue, cost of subscription revenue was 33.0% for 2012 and 35.1% for 2011. The increase in dollar amount resulted from a $0.3 million increase in software maintenance costs, an increase of $0.4 million for depreciation, amortization and other allocated costs and an increase of $0.2 million resulting from new employees hired during the period partially offset by a decrease of $0.3 million for server costs.

Cost of Professional Services Revenue. Cost of professional services revenue in 2012 was $8.7 million, an increase of $1.7 million, or 24.3%, over cost of professional services revenue of $7.0 million in 2011. As a percentage of professional services revenue, cost of professional services revenue was 79.1% for 2012 and 80.5% for 2011. The increase in dollar amount resulted from a $1.5 million increase resulting from salary increases for existing professional services employees and the cost of new professional services employees hired during the period, an increase in consulting costs of $0.3 million, as well as an increase of $0.2 million for travel costs. These increases were offset by a decrease of $0.4 million in employee-related costs transferred from research and development in the prior period as our engineering team temporarily assisted our professional services organization to address a particular customer implementation.

Sales and Marketing Expenses. Sales and marketing expenses for 2012 were $12.8 million, an increase of $1.5 million, or 13.3%, over sales and marketing expenses of $11.3 million for 2011. As a percentage of revenue, sales and marketing expenses were 29.5% in 2012 and 30.1% in 2011. The increase in dollar amount is due to an increase of $0.7 million resulting from salary increases for existing employees and the cost of new employees hired during the period, an increase of $0.6 million in commission expense and a $0.1 million increase in marketing program costs.

Research and Development Expenses. Research and development expenses for 2012 were $5.8 million, a decrease of $0.1 million, or 1.7%, from research and development expenses of $5.9 million for 2011. As a percentage of revenue, research and development expenses decreased to 13.4% in 2012 from 15.7% in 2011. The decrease in dollar amount was due to an increase in capitalization of research and development costs of $1.3 million in 2012 offset by an increase of $0.4 million resulting from salary increases for existing employees and an increase in software maintenance costs of $0.1 million. These increases were offset by a decrease of $0.4 million in employee-related costs transferred to professional services in the prior period as our engineering team temporarily assisted our professional services organization to address a particular customer implementation.

General and Administrative Expenses. General and administrative expenses for 2012 were $6.3 million, a decrease of $0.2 million, or 3.1%, from general and administrative expenses of $6.5 million for 2011. As a percentage of revenue, general and administrative expenses decreased to 14.5% in 2012 from 17.3% in 2011. The decrease in dollar amount is due to a reduction of $0.2 million in professional services and a reduction of $0.3 million in currency exchange fluctuations in our foreign operations, offset by an increase of $0.2 million resulting from salary increases for existing general and administrative personnel.

Income Tax Expense (Benefit). Income tax expense for the year ended December 31, 2012 was $0.3 million compared to $0.6 million for the year ended December 31, 2011. Income tax expense is related to foreign operations.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue. Revenue for 2011 was $37.6 million, an increase of $5.5 million, or 17.1%, over revenue of $32.1 million for 2010.

Subscription Revenue. Subscription revenue for 2011 was $28.8 million, an increase of $4.3 million, or 17.6%, over revenue of $24.5 million for 2010. The increase in subscription revenue resulted from an increase in the number of subscriptions from enterprise customers, as well as recognition of revenue for a full year for the new customers added in 2010. We have increased our customer count through our sales and marketing efforts.

Professional Services Revenue. Professional services revenue in 2011 was $8.7 million, an increase of $1.2 million, or 16.0%, over professional services revenue of $7.5 million in 2010. The increase resulted from an increase in demand for services to our expanding subscription customer base.

Cost of Subscription Revenue. Cost of subscription revenue in 2011 was $10.1 million, an increase of $0.6 million, or 6.3%, over cost of subscription revenue of $9.5 million in 2010. As a percentage of subscription revenue, cost of subscription revenue was 35.1% for 2011 and 38.8% for 2010. The increase in dollar amount resulted from a $0.2 million increase in costs resulting from new employees hired during the period and an increase of $0.3 million for depreciation, amortization and other allocated costs.

Cost of Professional Services Revenue. Cost of professional services revenue in 2011 was $7.0 million, an increase of $1.5 million, or 27.3%, over cost of professional services revenue of $5.5 million in 2010. As a percentage of professional services revenue, cost of professional services revenue was 80.5% for 2011 and 73.3% for 2010. The increase in dollar amount resulted from a $0.4 million increase resulting from salary increases for existing professional services employees and the cost of new professional services employees hired during the period, and an increase of $0.8 million in employee-related costs transferred from research and development in the prior period as our engineering team temporarily assisted our professional services organization with a particular customer implementation. There also was an increase in travel costs of $0.1 million and an increase of $0.1 million for recruiting costs.

Sales and Marketing Expenses. Sales and marketing expenses for 2011 were $11.3 million, an increase of $3.0 million, or 36.1%, over sales and marketing expenses of $8.3 million for 2010. As a percentage of revenue, sales and marketing expenses increased to 30.1% in 2011 from 25.9% in 2010. The increase in dollar amount is due to an increase of $1.3 million resulting from salary increases for existing employees and the cost of new employees hired during the period, an increase of $0.3 million in commission expense, an increase of $0.3 million in travel costs and an increase of $0.9 million in additional marketing costs for tradeshows.

Research and Development Expenses. Research and development expenses for 2011 were $5.9 million, an increase of $0.6 million, or 11.3%, over research and development expenses of $5.3 million for 2010. As a percentage of revenue, research and development expenses decreased to 15.7% in 2011 from 16.5% in 2010. The increase in dollar amount was due to an increase of $1.8 million resulting from salary increases for existing employees and the cost of new employees hired during the period. Additionally, travel and entertainment, recruiting and corporate allocation for facilities and depreciation increased $0.1 million each in 2011. These increases were partially offset by an increase of $0.8 million in capitalization of research and development costs in 2011 and an increase of $0.8 million in employee-related costs transferred to professional services in the prior period as our engineering team temporarily assisted our professional services organization to address a particular customer implementation.

General and Administrative Expenses. General and administrative expenses for 2011 were $6.5 million, an increase of $0.7 million, or 12.1%, from general and administrative expenses of $5.8 million for 2010. As a percentage of revenue, general and administrative expenses decreased to 17.3% in 2011 from 18.1% in 2010. The increase in dollar amount is due to an increase in computer software costs of $0.2 million, an increase in bad debt expense of $0.2 million, personnel costs attributed to new and existing employees of $0.3 million, and an increase of $0.5 million for professional services. These increases were offset by a decrease of $0.7 million in bonuses attributable to our existing personnel.

Income Tax Expense (Benefit). Income tax expense for the year ended December 31, 2011 was $0.6 million compared to $0.2 million for the year ended December 31, 2010. Income tax expense is related to foreign operations.

Quarterly Results of Operations

The following table sets forth our unaudited operating results for each of the nine quarters preceding and including the period ended June 30, 2013 and the percentages of revenue for each line item shown. The information is derived from our unaudited financial statements. In the opinion of management, our unaudited financial statements include all adjustments, consisting only of normal recurring items, except as noted in the notes to the financial statements, necessary for a fair statement of interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described elsewhere in this prospectus and should be read in conjunction therewith. These quarterly results are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
	(in thousands)
Revenue
Subscription	$6,445	$7,060	$6,958	$8,362	$7,634	$7,793	$7,943	$9,030	$8,747	$8,668
Professional services	1,799	2,293	2,431	2,224	2,384	3,167	3,151	2,266	2,846	3,273

Total revenue	8,244	9,353	9,389	10,586	10,018	10,960	11,094	11,296	11,593	11,941

Cost of revenue
Cost of subscription revenue	2,530	2,437	2,541	2,637	2,592	2,660	2,668	2,812	3,005	3,185
Cost of professional services revenue	1,781	1,676	1,683	1,828	2,161	2,403	2,324	1,793	2,017	2,339

Total cost of revenue	4,311	4,113	4,224	4,465	4,753	5,063	4,992	4,605	5,022	5,524

Gross profit	3,933	5,240	5,165	6,121	5,265	5,897	6,102	6,691	6,571	6,417

Operating expenses
Sales and marketing	2,582	2,584	2,843	3,268	3,260	3,112	3,007	3,430	3,673	4,092
Research and development	1,057	1,632	1,669	1,588	1,438	1,223	1,328	1,787	1,941	1,833
General and administrative	1,535	1,621	1,590	1,731	1,609	1,564	1,474	1,643	2,258	2,625
Restricted stock expense	143	198	171	171	219	219	219	219	3,530	3,182

Total operating expenses	5,317	6,035	6,273	6,758	6,526	6,118	6,028	7,079	11,402	11,732

Loss from operations	(1,384)	(795)	(1,108)	(637)	(1,261)	(221)	74	(388)	(4,831)	(5,315)
Interest and other income (expense)	(78)	(12)	(32)	(8)	(0)	(5)	(2)	0	(5)	(1)

Loss before income taxes	(1,462)	(807)	(1,140)	(645)	(1,261)	(226)	72	(388)	(4,836)	(5,316)
Income tax expense (benefit)	29	41	290	232	(152)	72	270	104	201	42

Net loss	$(1,491)	$(848)	$(1,430)	$(877)	$(1,109)	$(298)	$(198)	$(492)	$(5,037)	$(5,358)

	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
	(in thousands)
Revenue
Subscription	78%	75%	74%	79%	76%	71%	72%	80%	75%	73%
Professional services	22	25	26	21	24	29	28	20	25	27

Total revenue	100	100	100	100	100	100	100	100	100	100

Cost of revenue
Cost of subscription revenue(1)	39	35	37	32	34	34	34	31	34	37
Cost of professional services revenue(1)	99	73	69	82	91	76	74	79	71	71

Total cost of revenue	52	44	45	42	47	46	45	41	43	46

Gross profit	48	56	55	58	53	54	55	59	57	54

Operating expenses
Sales and marketing	31	28	30	31	33	28	27	30	32	34
Research and development	13	17	18	15	14	11	12	16	17	15
General and administrative	19	17	17	16	16	14	13	15	19	22
Restricted stock expense	2	2	2	2	2	2	2	2	30	27

Total operating expenses	65	64	67	64	65	55	54	63	98	98

Loss from operations	(17)	(8)	(12)	(6)	(12)	(1)	1	(4)	(41)	(44)
Interest and other income (expense)	(1)	(0)	(0)	(0)	(0)	(0)	(0)	0	(0)	(0)

Loss before income taxes	(18)	(8)	(12)	(6)	(12)	(1)	1	(4)	(41)	(44)
Income tax expense (benefit)	0	0	3	2	(2)	1	2	1	2	0

Net loss	(18)%	(8)%	(15)%	(8)%	(10)%	(2)%	(1)%	(5)%	(43)%	(44)%

(1)	The table shows costs of revenue as a percentage of each component of revenue.

We have experienced certain quarterly trends in our subscription and professional services revenues. In particular, our subscription revenue in the first quarter of certain years has been lower than the sequential fourth quarter of the prior year due to the transactional volumes associated with retail cycles. Additionally, our professional services revenue has traditionally been lower in each fourth quarter as compared to the third quarter due to the impact of the holiday season, including fewer business days and lower customer resource levels.

Liquidity and Capital Resources

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net cash provided by (used in) operating activities	$2,993	$983	$3,922	$2,288	$(3,209)
Net cash used in investing activities	(1,668)	(5,365)	(4,772)	(2,042)	(1,924)
Net cash provided by (used in) financing activities	10,189	(3,088)	(121)	(38)	2,941

	As of December 31,			As of June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Cash and cash equivalents	$12,760	$5,290	$4,280	$5,404	$1,980

Historically, we have financed our operations primarily through the sale of preferred stock and borrowings under credit facilities. At June 30, 2013, our principal sources of liquidity were cash and cash equivalents totaling $2.0 million and accounts receivable, net of allowance for doubtful accounts of $10.2 million, compared to cash and cash equivalents of $4.3 million and accounts receivable, net of allowance for doubtful accounts of $9.8 million, at December 31, 2012. We bill our customers in advance for annual subscriptions, while professional services are typically billed on a monthly basis as services are performed. As a result, the amount of our accounts receivable at the end of a period is driven significantly by our annual subscription and professional services billings for the last month of the period, and our cash flows from operations are affected by our collection of amounts due from customers for subscription and professional services billings that resulted in the recognition of revenue in a prior period.

Net Cash Flows from Operating Activities

Net cash used in operating activities was $3.2 million during the six months ended June 30, 2013, compared to net cash provided by operating activities of $3.9 million during 2012, $1.0 million during 2011 and $3.0 million during 2010. The amount of our net cash provided by operating activities is primarily a result of the timing of cash payments from our customers, offset by the timing of our primary cash expenditures, which are employee salaries.

For the six months ended June 30, 2013, net cash used in operating activities was $3.2 million, which reflects our net loss of $10.4 million, adjusted for non-cash charges of $9.7 million consisting primarily of $6.7 million for restricted stock compensation, $1.1 million for the change in the valuation of warrants and $1.6 million for depreciation and amortization. Additionally, we had increases in our working capital accounts of $2.4 million in prepaid and other assets, $0.8 million in accrued expenses, $0.4 million in accounts receivable and a decrease of $0.4 million in deferred revenue. As of June 30, 2013, deferred revenue has decreased compared to our fourth quarter revenue due to a large concentration of invoices issued in December. Additionally, prepaid expenses and other assets increased principally as a result of $1.9 million increase in deferred commissions earned on new business.

For 2012, net cash provided by operating activities of $3.9 million was primarily the result of $2.1 million of net loss, offset by non-cash depreciation and amortization expense of $2.6 million, a less than $0.1 million increase in deferred revenue, a $1.6 million decrease in accounts receivable and a $1.1 million increase in accrued liabilities, offset by an increase in prepaid expenses of $1.2 million. Increases in deferred revenue are due to continued growth in new business, offset by the subscription revenue recognized ratably over time. Increases in accounts receivable are primarily due to growth in the number of customer subscription agreements.

For 2011, net cash provided by operating activities of $1.0 million was primarily a result of $4.6 million of net loss, offset by non-cash depreciation and amortization expense of $1.8 million and a $5.9 million increase in deferred revenue due to growth in new business.

For 2010, net cash provided by operating activities of $3.0 million was primarily a result of a $3.6 million net loss, offset by $1.5 million in non-cash depreciation and amortization expense and a $5.4 million increase in deferred revenue due to growth in new business.

Our deferred revenue was $29.8 million at June 30, 2013, $30.3 million at December 31, 2012, $30.2 million at December 31, 2011 and $24.3 million at December 31, 2010. The increases and decreases in deferred revenue at the end of each of these fiscal periods reflects the timing of invoicing to new and existing customers offset by amortization of previously billed subscription agreements. Customers are invoiced annually in advance for their annual subscription fee and the invoices are recorded in accounts receivable and deferred revenue, which deferred revenue is then recognized ratably over the term of the subscription agreement. With respect to professional services fees, customers are invoiced as the services are performed, and the invoices are recorded in accounts receivable. Where appropriate based on revenue recognition criteria, professional services invoices are initially recorded in deferred revenue, which are then recognized ratably over the remaining term of the subscription agreement.

Net Cash Flows from Investing Activities

For the six months ended June 30, 2013, net cash used in investing activities was $1.9 million, consisting of various capital expenditures of $0.6 million and capitalization of $1.3 million of software development costs. In general, our capital expenditures are for our network infrastructure to support our increasing customer base and growth in new business and for internal use, such as equipment for our increasing employee headcount.

For 2012, net cash used in investing activities was $4.8 million, consisting of various capital expenditures of $1.5 million and capitalization of $3.3 million of software development costs.

Net cash used in investing activities for 2011 was $5.4 million, consisting of capital expenditures of $3.1 million, capitalization of software development costs of $2.0 million and a decrease in restricted cash of $0.2 million.

Net cash used in investing activities for 2010 was $1.7 million, consisting of $0.7 million for capital expenditures and $1.2 million for capitalization of software development costs, offset by an increase in restricted cash of $0.2 million.

Net Cash Flows from Financing Activities

For the six months ended June 30, 2013, net cash provided by financing activities was $2.9 million as we borrowed $3.0 million on our revolving line of credit.

For 2012, net cash used in financing activities was $0.1 million and was primarily for the repayment of capital lease obligations.

For 2011, net cash used in financing activities was $3.1 million and was primarily for the repayments on our note payable for $3.0 million and $0.2 for repayments on capital lease obligations.

For 2010, net cash provided by financing activities was $10.2 million and was primarily from the proceeds of the issuance of our Series E convertible preferred stock for $14.7 million and proceeds from our revolving line of credit for $2.3 million offset by repayments of $4.2 million for our notes payable, $2.3 million for our revolving line of credit, and $0.3 million for the repurchase of common stock.

Line of Credit

As of April 2013, we entered into a loan and security agreement with a financial institution that provides a line of credit for up to the lesser of $10 million or 80% of eligible accounts, as defined in the loan and security agreement. Borrowings under this line of credit bear interest each month at an interest rate equal to the prime rate, as defined in the loan and security agreement, plus 1.5%. Borrowings under the line of credit are subject to certain reporting and financial covenants, and are secured by substantially all of our assets, excluding intellectual property. The line expires on April 10, 2015. Pursuant to the loan and security agreement, we may not pay dividends to our stockholders. As of June 30, 2013, the outstanding balance under this line of credit was $3.0 million and we have used all of the borrowings under this line of credit for working capital purposes. As of June 30, 2013, we were in compliance with all reporting and financial covenants in the loan and security agreement.

Previously, in 2006, we entered into a line of credit with a financial institution in an amount up to the lesser of $4,000,000 or 80% of our eligible accounts, as defined in the applicable credit agreement. Borrowings under this facility bore interest each month at an interest rate equal to the highest of (i) the prime rate, or (ii) LIBOR plus 3.00% per annum, provided that the interest rate in effect on each day shall not have been less than 8.50% per annum. Borrowings were secured by substantially all of our assets and were subject to certain reporting and financial covenants. This line of credit expired on September 16, 2011.

Off-Balance Sheet Arrangements

As of December 31, 2010, 2011 and 2012 and June 30, 2013, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space, we do not engage in off-balance sheet financing arrangements. Cash payments under our operating lease commitments are reflected in “—Contractual and Commercial Commitment Summary” below. Our operating lease arrangements do not and are not reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital resources and capital expenditures. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Capital Resources

Our future capital requirements may vary materially from those now planned and will depend on many factors, including the costs to develop and implement new solution modules and services, the sales and marketing resources needed to further penetrate our targeted vertical markets and gain acceptance of new modules we develop, the expansion of our operations in the United States and internationally and the response of competitors to our solution and services. Historically, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase as we grow our business. In the future, we may also acquire complementary businesses, solutions or technologies. We have no agreements or commitments with respect to any acquisitions at this time.

We believe our existing cash and cash equivalents, together with the available borrowing capacity under our line of credit and cash flows from our operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

During the last three years, inflation and changing prices have not had a material effect on our business, and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Contractual and Commercial Commitment Summary

The following table summarizes our contractual obligations as of December 31, 2012. These contractual obligations require us to make future cash payments.

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands)
Contractual Obligations
Operating lease commitments	$13,197	$2,176	$3,775	$2,440	$4,806
Capital lease obligations	613	250	358	5	—
Other*	2,000	2,000	—	—	—

Total	$15,810	$4,426	$4,133	$2,445	$4,806

*	Represents the up-front cash portion of the purchase price relating to the acquisition of our EasyCargo subsidiary. This does not include additional payments of up to $2.5 million in cash or shares of our common stock that we will make by March 15, 2016 if certain CTM revenues are attained. Because our acquisition of EasyCargo occurred in September, 2013, these amounts do not appear on our balance sheet for our fiscal year ended December 31, 2012.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk. We bill our customers predominately in U.S. dollars and receive payment predominately in U.S. dollars. However, because most of our international sales are denominated in the currency of the country where the purchaser is located, as we continue to expand our direct sales presence in international regions, the portion of our accounts receivable denominated in foreign currencies may continue to increase. Historically, our greatest accounts receivable foreign currency exposure has been related to revenue denominated in Euros. In addition, we incur significant costs related to our operations in India in Rupees and we also incur costs related to our operations in China in Renminbi. As a result of these factors, our results of operations and cash flows are and will increasingly be subject to fluctuations due to changes in foreign currency exchange rates.

Interest Rate Sensitivity. Interest income and expense are sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our investments, which are primarily cash and cash equivalents, and our debt obligations, we believe there is no material risk of exposure.

Recent Accounting Pronouncements

JOBS Act

For so long as we remain an “emerging growth company” under the recently enacted JOBS Act, we will, among other things:

•	be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•	be exempt from the “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;

•	be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934 and instead provide a reduced level of disclosure concerning executive compensation; and

•	be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be materially and adversely affected.

Other

In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, Testing Goodwill for Impairment (the revised standard). The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The revised standard was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted provided that the entity has not yet performed its 2012 annual impairment test or issued its financial statements. An entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The adoption of this standard did not have an impact on our consolidated results of operations and financial condition.

Effective January 1, 2012, we adopted FASB authoritative guidance that amends previous guidance for the presentation of comprehensive income. The new standard eliminated the option to present other comprehensive income in the statement of stockholders’ equity. Under the revised guidance, an entity has the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive financial statements. We are providing two separate but consecutive financial statements. The new standard was required to be applied retrospectively. Other than the change in presentation, the adoption of the new standard did not have an impact on our consolidated financial statements.

Effective January 1, 2012, we adopted FASB authoritative guidance that amends previous guidance for fair value measurement and disclosure requirements. The revised guidance changes certain fair value measurement principles, clarifies the application of existing fair value measurements and expands the disclosure requirements, particularly for Level 3 fair value measurements. Adoption of the amendments did not have a material impact on our consolidated financial statements.

BUSINESS

Company Overview

Our mission is to dramatically change the way companies conduct global trade. As a leading provider of cloud-based global trade management (GTM) solutions, we automate import and export processes to enable goods to flow across international borders in the most efficient, compliant and profitable way. Our solution combines enterprise-class software, trade content sourced from government agencies and transportation providers in 125 countries, and a global supply chain network connecting our customers with their trading partners, including suppliers, freight forwarders, customs brokers and transportation carriers. We deliver our GTM solution using a Software-as-a-Service (SaaS) model and leverage a highly flexible technology framework to quickly and efficiently meet our customers’ unique requirements around the world. In 2012, we processed over 600 million transactions and supply chain messages on our network.

Sustained increases in international trade volumes are driving demand for our solution. For example, the U.S. Department of Commerce reported that, in 2012, U.S. companies imported approximately $2.3 trillion of goods and exported approximately $1.5 trillion of goods. The Congressional Research Service reports that in 2012, China overtook the United States as the world’s largest trading economy, with the value of Chinese merchandise imports reaching approximately $1.8 trillion and the value of Chinese merchandise exports reaching approximately $2.1 trillion. Many of our multi-national enterprise customers have a presence in China, and to increase our share of this growing market, in September 2013 we acquired EasyCargo, a Chinese SaaS global trade management solution provider focused on companies conducting global trade in China.

In addition to rising global trade volumes, importers and exporters must cope with growing supply chain complexity. A single shipment may involve more than a dozen parties, multiple languages, time zones, currencies, modes of transport and a large number of ever-changing laws and regulations. To address this complexity, many global trade participants require dedicated staff to interpret and comply with intricate, country-specific trade regulations, which are often published on paper in varying formats. For example, there are over 500 free and preferential trade agreements around the globe, each requiring importers to comply with myriad rules before they can take advantage of reduced duty rates to lower their product costs. Further, global trade participants must obey thousands of import and export regulations and screen their shipments against approximately 200 lists containing an aggregate of over 250,000 restricted parties. According to a 2013 SCM World survey that we commissioned, over half of the respondents indicated that complying with global trade regulations was one of their top challenges, yet less than 4% indicated that their import compliance was fully automated. Failure to manage the complexity of global trade results in poor supply chain performance, increased costs, and exposure to fines and penalties. Conversely, companies that excel in global trade management enjoy a distinct financial advantage in the marketplace.

Expanding global trade and mounting supply chain complexity have increased demand for GTM solutions. According to a 2013 ARC Advisory Group report that we commissioned, the addressable global market for GTM solutions for companies that import and export goods was approximately $6.1 billion in 2012, with current market penetration of 6%. As a market leader, we believe we are poised to capture an increasing percentage of the GTM market by maintaining a state of the art GTM solution and increasing our sales and marketing activities.

We deliver our solution in individual modules or as a suite, depending on our customers’ needs, utilizing a highly flexible technology framework. This cloud-based suite addresses the growing complexity of the global trade landscape by automating GTM functions to minimize import and export costs, optimize transportation, track shipments within a supply chain, and automate compliance with regulations and free trade agreements. Without this delivery in the cloud, it would be difficult to effectively enable collaboration among the large number of trading partners involved in a global supply chain.

Our solution integrates Global Knowledge, a vast library of regulations and other content that we transform into a proprietary knowledgebase that enables our customers to automate GTM functions across 125 countries. Global Knowledge includes import and export regulations, shipping documents, preferential duties and taxes, specifications for free trade agreements, transportation rates, sailing schedules, embargoed country and restricted party lists, and harmonized tariff codes that identify goods based on standardized classifications, all sourced directly from government agencies and transportation carriers. Finally, our GTM solution includes a global supply chain network of pre-built connections to our customers’ trading partners, allowing us to deploy our solution efficiently and economically.

Because global trade processes vary across industry verticals and countries, no single software or SaaS solution built with traditional technologies can serve the needs of every participant in a global supply chain. To address these variations, we built our GTM solution using a proprietary technology architecture that we refer to as our Enterprise Technology Framework. Our Enterprise Technology Framework separates customer-specific configurations in each deployment from our core application, permitting our customers to configure our GTM solution without one-off customizations. This in turn permits us to maintain a single version of our software across deployments, facilitating our development cycle and simplifying upgrades for our customers.

Our GTM solution drives value to our customers through faster and more predictable delivery times, less labor, reduced in-transit inventories, and reduced international trading costs such as brokerage fees, logistics fees, transportation costs and customs duties. Our customers have expressed satisfaction with the value they derive from our solution in our annual internal customer satisfaction surveys. For our fiscal years ended December 31, 2010, 2011 and 2012, our recurring revenue retention was 102%.

We sell our GTM solution to many of the largest enterprises in the world, including companies such as General Electric, Monsanto, Sherwin Williams, Tyco International, Walmart and Weatherford International. In 2010, 2011 and 2012, our solution served 295, 351 and 399 customers, respectively, representing diversified industry verticals including Chemical/Pharmaceutical, High Technology/Electronics, Industrial/Manufacturing, Logistics, Oil & Gas, and Retail/Apparel. Although our customers are headquartered primarily in the United States and Europe, we have deployed our solution to their users in more than 80 countries. We define customers to include only those customers from whom we generate revenue, and our customer counts do not include customers attributable to our recent EasyCargo acquisition.

We have achieved consistent revenue growth while expanding our global presence. Our revenue has grown from $32.1 million in 2010, to $37.6 million in 2011, to $43.4 million in 2012. This represents annual growth of 17.1% and 15.4% for our two most recent fiscal years. Revenue increased from $21.0 million for the six months ended June 30, 2012 to $23.5 million for the six months ended June 30, 2013, representing 11.9% annual growth. We had net losses of $3.6 million, $4.6 million, and $2.1 million for the years ended December 31, 2010, 2011, and 2012, respectively, and net losses of $1.4 million and $10.4 million for the six months ended June 30, 2012 and 2013, respectively.

Recent Developments

In September 2013, we acquired EasyCargo (Shanghai) Co., Ltd. (EasyCargo), a SaaS company focused on a subset of global trade management called China trade management, or CTM. EasyCargo’s CTM solution automates compliance with Processing Trade, a Chinese regulatory regime that exempts materials and components imported for manufacturing or further processing from import duties and value-added taxes. Because complying with Processing Trade can reduce product costs by 25% or more, it is a growing strategy that now accounts for more than 30% of all China trade. As of September 1, 2013 EasyCargo employed over 40 professionals supporting more than 40 customers, half of which were multi-national companies and half of which were Chinese domestic companies.

EasyCargo’s CTM solution will augment the existing features of our GTM solution and will allow our customers to automate Chinese import and export processes to all of the countries we serve. We are not aware of any competitor who offers the same depth of GTM and CTM features together, and we believe this acquisition will provide us with the opportunity to increase our business with multi-national enterprise companies that are expanding their manufacturing operations in China, as well as with mid-market Chinese companies.

We acquired EasyCargo for a payment of $2.0 million in cash and approximately 600,000 shares of our common stock, of which approximately 300,000 shares are subject to repurchase tied either to our retention of

EasyCargo’s founder as an employee or achievement of certain CTM revenue targets through 2015. We will make additional payments of up to $2.5 million in cash or shares of our common stock by March 15, 2016 if CTM revenues grow at a compound annual rate of more than 40% from 2013 through 2015.

Industry Overview

The Origin and Rapid Growth of Global Trade Automation

Most global trade functions historically have been handled manually by outsourced service providers and internal specialists. Early global trade automation software focused narrowly on discrete problems such as restricted party screening and shipment tracking. These software programs were not integrated with each other or existing enterprise software and were weak in functionality. At the same time, demand for global trade automation has increased rapidly over the past 10 years, fueled by a combination of macro and microeconomic trends. We believe these trends will continue to support the rapid increase of global trade and demand for GTM solutions.

According to the SCM World survey, over 75% of respondents agreed that delayed shipments and other customs problems materially impacted customer service, and nearly 90% agreed that unpredictable lead times on international shipments materially impacted customer service. Further, over 50% of the respondents agreed that their inability to take advantage of preferential duty programs or free trade agreements was costing them a material amount today and that these costs were likely to increase going forward.

Macroeconomic Drivers of Growth. We believe five macroeconomic trends are expanding the GTM automation marketplace:

•	Growth in Imports from Low Cost Country Sourcing—Companies of all sizes and nearly every industry are pursuing low cost country sourcing strategies with suppliers in locations such as China, India and Southeast Asia. Over 40% of respondents to the SCM World survey import more than half of their products from international suppliers. According to the U.S. Department of Commerce, from 2003 through 2012, the value of all goods and services imported into the United States from China increased at a compounded growth rate of 10.8%, reaching more than $400 billion annually. More generally, in 2012, U.S. companies imported nearly $2.3 trillion worth of goods from more than 200 countries. The U.S. Census Bureau identified more than 300,000 exporters and 180,000 importers in the United States in 2011.

•	Rising Demand in Global and Emerging Markets—Global trade volumes are being driven by higher exports as producers seek new markets to accelerate their growth. As the wealth of emerging market nations continues to rise, these countries have become significant sales opportunities for U.S. and European companies. For example, according to the U.S. Department of Commerce, U.S.-based companies increased their exports from 2003 through 2012 to China, Brazil and Hong Kong at a compounded annual growth rate of 14.6%, 14.6% and 10.7%, respectively, and China is now the third largest export market for the United States. According to the European Union’s Eurostat system, international trade by its 27 member states nearly doubled from 2003 to 2012. We expect these trends to continue as rising wages expand the middle class and increase consumer demand in foreign nations at the same time that U.S. and European producers hone their export strategies for capturing opportunities in these emerging markets.

•	Increasing Border Security and Surveillance—Since 9/11, governments have imposed additional border security regulations that affect global trade. For example, the U.S. Customs and Border Protection’s “10+2” program requires importers to provide 10 data points about international sea cargo destined for the United States two days before the applicable cargo vessel departs the foreign port. Further, many government programs, including “10+2”, require companies to share information with them directly via an electronic process. These additional security and automation requirements are driving additional demand for GTM automation.

•

Increasing Government Regulation—Government regulatory agencies have also promulgated additional regulations aimed at protecting consumers, spurring local economic growth, and boosting revenues from duties and taxes. Customs agencies around the world supervise cross-border trade by enforcing these regulations. For example, in the United States, there are more than 30 government agencies that regulate cross-border trade, including the U.S. Food and Drug Administration, the U.S. Environmental Protection Agency, and the U.S. Department of Transportation. Countries may each have thousands of regulations affecting trade that companies engaged in global trade must understand and abide by. In many cases, companies must apply for licenses and hold records for filing with or inspection by government agencies. All of these requirements increase the need for GTM automation and more than 57% of respondents in the SCM survey indicated that complying with global trade regulations was one of their top challenges as a global business.

•	Proliferating Free Trade Agreements—Governments are entering into multilateral free trade agreements to promote trade. For example, under the North American Free Trade Agreement (NAFTA) among the United States, Mexico and Canada, companies are able to import goods from partner countries with dramatically lower import duties. In some cases, NAFTA reduces duty rates from as much as 60% of product value to zero. To achieve these savings, companies must demonstrate that their products meet extensive requirements called the Rules of Origin. Complying with these requirements without automation can be difficult and expensive, and the challenge is not limited to NAFTA. There are more than 500 free and preferential trade agreements around the globe, each presenting myriad rules that governments modify continuously. Another recent and significant free trade agreement is the United States—Korea free trade agreement which will eliminate tariffs on over 95% of consumer and industrial goods. The U.S. International Trade Commission estimates that the South Korean tariff reduction on U.S. goods will add $10–$12 billion to the U.S. gross domestic product and around $10 billion in annual merchandise exports to South Korea. Over 50% of respondents in the SCM survey indicated that their inability to take advantage of free and preferential trade agreements is costing them a material amount today, and, unless corrected, these costs will increase in the future.

Microeconomic Drivers of Growth. To compete effectively, organizations must increase inventory turns, reduce cash-to-cash cycles, improve customer service, and reduce product cost after accounting for expenses such as transportation, brokerage fees, logistics fees, and customs duties, which we refer to as landed cost. According to the 2013 SCM World survey, more than 97% of respondents indicated that product cost savings were either “important” or “very important” business drivers of international sourcing. Many firms that attempt to exploit low cost country sourcing fail to capture any benefits from their efforts. We believe this is due in part to a lack of automation and skilled GTM practitioners. Due to long delivery times associated with shifting supply bases overseas, importers experience ballooning inventory levels, leading to higher costs. These problems increase the urgency of making low cost country sourcing work through GTM automation.

We believe that the influence of these micro and macroeconomic trends are apparent in the results of the SCM World survey, in which over 35% of respondents indicated that they currently realize more than one-half of their sales from customers located in foreign markets. More significantly, over the next five years, 67% of respondents expect that their total share of international sales will grow annually by more than 10%, and more than 25% of respondents expect foreign sales to grow annually by more than 25%.

The Complexity of Global Trade Automation

As compared to domestic distribution management, global trade management introduces the complexities of multiple languages, time zones, currencies, and modes of transport. Further, there can be more than a dozen parties involved in a single international shipment. According to the SCM World Survey, over 75% of respondents conducted trade across more than 10 countries, and nearly half of respondents conducted trade across more than 50 countries. The laws governing global trade are numerous, highly complex and ever-changing. Organizations must review and act on a heavy volume of regulatory information, which is often published on paper in varying formats. These challenges are difficult to master without a solution that integrates up-to-date regulatory content with rules-based transactional software connected to each supply chain party.

A lack of coordination among these parties or gaps in knowledge about applicable regulations subjects organizations to:

•	poor supply chain performance;

•	limited international markets access;

•	increased costs; and

•	exposure to fines and penalties.

The complexity of global trade is compounded by each global trade participant’s unique position in the field. No two participants have identical needs, and automating global trade requires managing numerous combinations of functional requirements across a trading partner network, with each partner potentially using varied enterprise software. Successful GTM solutions must be flexible and adapt to changing regulations and business requirements without an ongoing need for significant professional services. Most GTM vendors to date have not developed solutions with this needed flexibility. Instead, they offer inflexible legacy products that require customers to maintain complex information platforms and to interpret and constantly update potentially thousands of business rules. This time-consuming process is error prone, expensive and fails to scale across more than a few countries.

Shortcomings of Traditional Approaches to GTM

Even in some of the world’s largest organizations, traditional manual approaches to global trade predominate. Legacy approaches often use a combination of paper, facsimile and telephone based processes, spreadsheets, and other ineffective home-grown solutions that often create silos of unmanageable data. Where better automation exists, it is often based on applications developed using a legacy software architecture that is difficult to maintain and upgrade, and that delivers poor performance limited by a one-size-fits-all design. These applications may provide only basic transactional functionality while lacking the ability to perform deep trend analyses that provide important business insights and help management drive operational improvements.

Many legacy applications were deployed gradually, sourced from a variety of vendors in response to separately identified operating inefficiencies and rolled out as annual budget cycles permitted. They require significant ongoing professional services to maintain, and the difficulty of upgrading and maintaining them leads to an inherent lack of reliability in the face of constantly changing government regulations and input formats from supply chain partners. This software may also keep end users and support staff beholden to a patchwork of supporting legacy software that exists as part of an ecosystem that further frustrates modernization.

The SaaS Approach to GTM

Capturing the full value of information—and attaining the network effects possible in our global economy—requires modern software that can exchange information with varied systems in a flexible manner while presenting timely and actionable information to end users. A SaaS model allows organizations to replace patchworks of legacy products and/or manual processes with a comprehensive solution suite that automates trade from the time a purchase order is placed with an overseas supplier to the time a shipment is delivered. The SaaS alternative permits customers to outsource their GTM automation needs.

Our Solution

We change the way our customers conduct global trade. Many of our customers, including some of the world’s largest enterprises, automated their global trade processes for the first time with our solution. We deliver a broad GTM solution that eliminates manual processes, reduces transportation costs, optimizes logistics, leverages trade agreements, provides shipment tracking, and ensures compliance with import and export regulations. In 2012, we processed over 600 million transactions and supply chain messages on our network.

Benefits of Our Solution

Process Automation. Our solution eliminates paper in favor of organized electronic data, messages and alerts and replaces tedious manual processes, such as researching trade regulations, classifying goods against harmonized tariff codes, calculating duties and taxes, phoning transport carriers to solicit transportation quotes or shipping schedules, and chasing down shipment status from myriad carrier websites with an integrated solution suite. By integrating with global trading partners, our GTM solution aims to achieve straight-through-processing, so that goods and their related shipping documents move from source to destination with little or no management intervention.

Cost and Route Optimization. Our trade content includes information relating to preferential duties and taxes, specifications for free trade agreements, transportation rates, and sailing schedules. Our solution combines this information with carrier shipping contracts to enable customers to compare rates, routes and other charges based on constantly changing data in near real-time. With an enhanced view of landed cost, supply chain executives can select and optimize the routes over which goods flow through their global networks to achieve sustainable delivery performance improvements and cost savings. Cost and route optimization enables our customers to achieve performance improvements that include faster delivery times, improved responsiveness to their customers’ needs and cost savings such as reduced transportation costs. Nearly half of the respondents in the SCM World survey indicated that an inability to control global transportation costs was one of their top concerns as a global business.

Supply Chain Visibility. Our supply chain visibility solution connects our customers with their overseas suppliers, logistics providers, brokers and carriers to track and monitor goods in near real time as they move through the global supply chain. Our solution achieves this by tracking in-transit shipments using reference points such as booking number, container number and bill-of-lading number, and alerts customers to issues that affect supply chain performance. Supply chain visibility empowers our customers to manage by exception, allowing them to rely on our solution to monitor the status of goods in transit and to alert them when problems arise. More than half of the respondents in the SCM World survey indicated that a lack of visibility of shipments moving through the global supply chain was one of their top concerns as a global business.

Enhanced Compliance. Our solution assists customers in managing significant areas of legal and regulatory compliance for global trade, including line-by-line review of sales orders for licensing requirements, and screening for embargoed countries and restricted parties. The benefits of enhanced compliance include avoiding costly fines and possible criminal liability.

We believe that the cost savings realizable from the foregoing benefits, including reduced landed costs, administrative expenses and avoidance of fines and penalties, can result in significant returns on investment for our customers.

Components of Our Solution

We deliver a broad GTM solution that encompasses enterprise-class software, trade content, a global supply chain network, and highly flexible technology architecture to automate import and export processes to enable goods to flow across 125 international borders in the most efficient, compliant and profitable way. By automating more GTM processes, we enable our customers to enjoy significantly lower supply chain costs compared to legacy systems. The critical components of our solution include:

Enterprise-Class Software. Our solution consists of integrated software modules that automate most GTM functions. Customers can subscribe for modules individually or as a suite, depending on their needs. Each module contains a rich, configurable feature set, intuitive user interface, trade content in an actionable format, workflow engines to process business rules that permit management by exception, and application programming interfaces to connect each module to other enterprise systems. Our solution is based on our proprietary Enterprise Technology Framework and is engineered to be stable and deliver high performance to automate the world’s largest businesses.

Trade Content. In addition to powerful software, automating global trade to its full potential requires trade content. Trade content is information that we source from government agencies and transportation carriers, which, when used with our software, enables trade automation. Trade content includes harmonized tariff codes, restricted party lists, export regulations, import regulations, shipping documents, preferential duties and taxes, specifications for free trade agreements, transportation rates, and sailing schedules.

We call our trade content Global Knowledge because it is more than data. Much of the information we source is published in text documents describing legal requirements that govern trade. We transform these documents into a normalized and proprietary knowledgebase interpretable by software. We employ more than 100 trade experts, many of whom hold post-graduate degrees, and who have an average of more than 10 years of professional experience. Of these trade experts, approximately 80 are full time employees and the remainder are contract employees who dedicate substantial time to us and who have agreed not to work for other trade content providers. They translate trade content into English from more than 20 languages. We develop and maintain Global Knowledge according to an ISO 9001:2008 certified process that is audited annually by a third party.

Trade content changes constantly. Our trade experts work in three shifts around the clock as necessary to bring our customers the most current information from government agencies and transportation carriers in 125 countries. Global Knowledge was updated with more than 13 million records in 2012 and we believe it is the industry’s most comprehensive database of trade content based on number of countries covered and total number of records. As of June 30, 2013, Global Knowledge included more than:

•	1.9 million tariff records

•	1.1 million dutiable records

•	23,000 import controls

•	17,000 export controls

•	13,000 tariff rule changes

•	3,500 trade documents

•	500 preferential programs

•	200 restricted party lists containing 250,000 entities

•	15 free trade agreement rules of origin

Refined over 10 years, Global Knowledge represents a significant investment in people, process and technology, and we believe it provides us with a competitive advantage. In addition to powering our enterprise and mid-market solution, Global Knowledge powers our small business decision support tool called Trade Wizards. Trade Wizards is a web-based tool available free of charge on a trial basis to assist small businesses with trade research and analysis of trade options.

Supply Chain Network. To automate global trade, we connect our customers to their extended supply chain partners, including suppliers, freight forwarders, transportation carriers, and customs brokers. Each of these parties requires access to trade content, messages, alerts, and information services at critical points along the supply chain. This coordination enables us to automate more GTM processes than would otherwise be possible.

According to the SCM World survey, only 12% of respondents indicated that their collaborative execution with extended global trading partners was fully automated. We are able to connect our customers to diverse supply chain partners without extended implementation efforts because our established global supply chain network features pre-built connections to more than 500 trading partners. We continuously monitor our network using proprietary algorithms and rules to ensure data quality and consistency for all parties, resulting in a value added integration between our GTM solution, our network, and each supply chain partner’s technologies.

Flexible Technology. GTM processes vary across industry verticals and countries, and one solution cannot fit every customer and its trading partners. However, we simplify GTM automation by utilizing our Enterprise Technology Framework, a highly flexible technology framework. The most important capability of our Enterprise Technology Framework to our customers, and the most difficult technical problem that it solves, is permitting our professional services organization to configure our solution during implementation in a manner that separates customer-specific configurations from our core application, allowing our customers to upgrade to new versions of our solution while retaining their configurations and avoiding the need for re-implementation. The power of our Enterprise Technology Framework allows our solution to adapt to large and small businesses in all industry verticals globally. We maintain this flexibility even as we integrate our solution with our customers’ enterprise resource planning systems, and because global trade requirements change frequently, our configuration-without-customization approach permits our solution to adapt to these changes at a low cost.

SaaS Delivery. We are a SaaS company and deliver our solution primarily over the Internet using an on-demand, cloud-based, delivery model. Approximately 89% of our customers have selected this approach as their sole delivery model for our solution. Our customers also have the option to deploy certain solution modules in their own IT environments. Regardless of the delivery model, we sell our solution through subscription agreements that entitle our customers to access our solution and receive support. Because our Global Knowledge trade content is delivered and managed in the same manner regardless of delivery model, and because we configure our solution according to customer needs without modifying our core software, our customers receive the latest trade content and new versions of our solution under both delivery models.

Regardless of delivery model, we generate revenue from annual subscription fees for our solution and the related provision of professional services.

Our Growth Strategy

We intend to expand our role as a provider of a market-leading GTM solution by bringing our existing solution to new customers and new markets, and by expanding our solution to offer the most comprehensive and innovative features in the GTM marketplace. Key elements of our growth strategy include our plans to:

Invest in Sales. As a complement to our investment in infrastructure, in 2012 we began to invest more heavily in our sales force, which has led to an acceleration of our business. We expect to continue to ramp our investment in sales by hiring new sales directors and supporting personnel, particularly for territories outside of the United States, including China. We will focus our expanded sales efforts on acquiring new customers and, to a lesser extent, selling more modules to our existing customers.

Invest in Marketing. In 2012, we also began to invest more heavily in marketing. We plan to continue this expansion by maintaining our marketing focus on lead generation, in particular by running more marketing programs to jump-start new territories. We also expect to devote additional resources to solidifying our brand as a leading GTM solution provider.

Further International Expansion. Currently, we sell our solution predominantly in the United States and regions of Europe, where we target our marketing efforts and maintain dedicated inside and outside sales persons. Because our solution has a global appeal, we believe that there are significant opportunities in the rest of the world, particularly in Brazil, Russia, India and China. Although our customers are headquartered primarily in the United States and Europe, we have deployed our solution to their users in more than 80 countries, giving us a foothold in many countries where we currently have no sales offices. We intend to invest in new sales and support offices in these regions which will build on our pre-existing user base.

Expand Our Solution. We have a history of bringing an innovative solution to market as demonstrated by our robust Global Knowledge library and flexible, proprietary Enterprise Technology Framework. Currently, we have dedicated more than 60% of our employees to solution development, and we will continue to leverage our solution team to expand the depth and breadth of our solution in response to customer requests and the evolving nature of global trade. For example, we may expand our solution to automate working with free trade zones, which are areas where goods may be imported, transformed, and then exported without the need to pay customs duties. We also intend to maintain our market leadership in trade content.

Execute Strategic Acquisitions. Strategic acquisitions represent an opportunity for us to augment our solution capabilities and sales team. The GTM solutions market is fragmented, and we believe some participants may have best-of-breed solutions to specific problems, particularly those created by the unique trading requirements of foreign countries. We may acquire those participants to expand our solution. Further, developing an effective sales force in foreign markets requires a nuanced understanding of local business customs. We may, for example, choose to acquire local GTM software companies in order to obtain sales teams with a track record of success in their markets. We currently have no agreements or understandings to acquire any such companies, however, in September 2013, we acquired EasyCargo, a Chinese SaaS global trade management solution provider focused on trade management in China.

Our Solution Modules and Services

We implement our solution as modules, selling them individually or as a suite, depending on our customers’ needs. All of our modules rely on our trade content, and our professional services team configures them to address the following mission-critical GTM business challenges:

Import Management. Our import management module assists customers with landed cost calculations to determine the lowest-cost country from which to source goods, and streamlines legal compliance, reporting of product classifications, admissibility review, customs entry management and security filings.

Key Import Management Capabilities

•       Global Master Record Modeling—Store master global trade attributes related to trading partners, multi-sourcing supplier options and products, including multi-variant attributes such as style, color and size.

•       Country Sourcing—Analyze sourcing and supplier options by comparing total landed costs and trade restrictions in a side-by-side format.

•       Admissibility—Automatically detect government import requirements using Global Knowledge trade content, apply business rules and alert users regarding admissibility.

•       Restricted Party Screening—Screen trading partners, including suppliers, against global blacklists of companies and people with whom it is illegal to do business.

•       Valuation—Model the correct import value of goods.

•       Cost Calculation—Calculate the complete import costs or total landed cost by taking into consideration all charges as well as duties, taxes and other fees.

•       Transaction Management—Automatically propagate partner and product global trade master attributes into import transactions to create electronic customs entry transactions.

•       Post Entry Transaction Management—Manage and process corrections to customs entries after submission to customs authorities.

•       Document Management—Create, generate, and distribute government documents required to import goods.

•       Reporting—Create, generate, and distribute reports and analyses.

Benefits

• Reduced brokerage fees • Reduced import delays • Improved import cycle times • Improved classification efficiency	• Improved entry processing via automated communication with customs brokers • Reduced or eliminated post entry reviews • Improved import audit

Export Management. Our export management module allows exporters to adopt best practices on a global level, gain a centralized view of export compliance and automate key export processes.

Key Export Management Capabilities

•       Partner & Product Modeling—Store master global trade attributes related to trading partners and products, including multi-variant attributes such as style, color and size.

•       Product Classification—Correctly classify products to apply taxes, tariffs and fees, as well as determine import/export controls and license requirements.

•       Restricted Party Screening—Screen trading partners, including customers, against global blacklists of companies and people with whom it is illegal to do business.

•       Export Compliance—Validate export transactions from order to shipment and delivery against applicable country regulations.

•       License Tracking—Model the export license and automatically detect and decrement the license as appropriate.

•       Import Compliance—Identify country of destination import requirements at the time of export to ensure customers meet entry requirements.

•       Transaction Management—Automatically propagate partner and product global trade master attributes to the export transaction to create electronic export transactions.

•       Document Management—Determine which documents to provide to freight forwarders, customers and government authorities, and then generate and transmit them to the appropriate parties.

•       Reporting—Create, generate, and distribute reports.

Benefits

•       Reduced freight forwarder fees

•       Improved classification efficiency

•       Improved restricted party screening efficiency

•       Improved licensing efficiency

•       Improved shipment processing (documents, filing, etc.)

• Improved export audit processes • Avoid fines and penalties, including loss of export privileges • Avoid reputational injury

China Trade Management. Our CTM module automates the Processing Trade regime in China, whereby companies import components and materials into China for manufacturing and then export finished goods, without paying import duties and value-added taxes.

Key China Trade Management Capabilities

•       Processing Trade—Automate the Processing Trade regime with both China import processes, tracking components and materials through a manufacturing process tied to a bill-of-materials, and China export processes, providing tools to report trade to Chinese customs authorities.

•       General Trade—Automate the general trade regime in China including import and export processing, license management, document management, calculation of duties and taxes, and reporting.

•       Free Trade Zone—Automate Chinese free trade zones and other customs warehousing regimes, including inventory management and China customs reporting.

Benefits

• Eliminate the manual effort to manage China workbooks and customs reporting • Eliminate payment of import duties and value-added taxes under Processing Trade regime	• Implement better reporting with Chinese customs authorities • Respond quickly to Chinese regulatory changes

Global Logistics Management. Our global logistics management module enhances both global trade management and supply chain visibility. Global trade management solutions optimize the movement of goods by helping to manage transportation contracts, evaluate alternative routes, select carriers and oversee logistics operations. Supply chain visibility solutions connect importers and exporters with their overseas suppliers, logistics providers, brokers and carriers to enable them to track and monitor goods in near real time as they move through the global supply chain.

Key Global Logistics Management Capabilities

•       Contract and Rate Management—Analyze exporters’ shipping contracts and provide business rules for calculating rates, including rates for ancillary services provided by ocean, air, truck and rail carriers.

•       Carrier Selection & Booking—Provide customers with a simplified view of rates, routes, schedules and accessorial charges in a side-by-side format.

•       Freight Audit—Compare bills-of-lading received from carriers with expected charges to identify billing errors and submit them to carriers for resolution.

•       Purchase Order Management—Extend purchasing and compliance processes to trading partners with a sophisticated supplier portal applet.

•       Alerts and Notifications—Track inbound and outbound shipments by booking number, container number and bill-of-lading number, and receive alerts regarding supply chain performance.

•       Trading Partner Network—Connect to a global trading network to integrate internal systems with an extended supply chain of suppliers, freight forwarders, carriers, customs brokers, and third-party sales channels.

•       Data Quality Management—Utilize data quality management to normalize inconsistent message formats, terminology and codes across multiple trading partners and permit them to exchange accurate messages.

•       Reporting—Create, generate, and distribute reports and analyses to help optimize supply chain networks and develop carriers score cards.

Benefits

•       Improved transportation procurement

•       Improved carrier selection

•       Improved booking efficiency

•       Reduced transportation cost by automating freight audits

•       Use approved carriers at latest contracted rates

•       Reduced in-transit inventory

•       Reduced on-hand inventory

•       Improved consolidation/mode shift

•       Reduced detention and demurrage fees

•       Reduced expedited shipments

•       Reduced order cycle times

•       Improved procurement/negotiations

•       Improved customer service

Trade Agreement Management. Our trade agreement management module automates free trade agreement administration.

Key Trade Agreement Management Capabilities

•       Rules of Origin Management—Intuitively manage complex rules of origin for global free trade agreements in a consistent manner.

•       Trade Agreement Content Packs—Update and add new free trade agreement rules of origin without new software though Global Knowledge content plug-ins.

•       Bills of Material Modeling—Store master global trade attributes for bills-of-materials, including the structural hierarchical of a manufactured part with infinite sub-assemblies.

•       Bills of Material Qualification—Perform in depth processing of all potential rules of origin and instantly determine if manufactured parts qualify under free trade agreements.

•       Ad-hoc Qualification—Quickly construct a qualification transaction and run one-off rules of origin calculations for “what if” analyses.

•       Supplier Solicitation Campaigns—Determine if goods are eligible for a given free trade agreement based on their Harmonized Schedule (HS) classification and source country, and solicit suppliers for product information and certificates of origin.

•       Certificate Management—Issue and manage trade agreement claims as open contracts over time and amend them with an audit trail.

•       Certificate Requests—Quickly and easily respond to free trade agreement certificate requests from customers.

•       Reporting—Create, generate, and distribute reports.

Benefits

• Improved supplier solicitation efficiency • Improved qualification efficiency • Improved processing efficiency	• Improved customer service and price management for exports • Reduced customs duties

Professional Services. Our global professional services team encompasses subject matter experts, information technology professionals and project managers who implement our solution. These consultants have years of experience implementing enterprise solutions, and expertise with a wide range of customers, industries and industry-standard applications and integration technologies. Our professional services cover four areas:

•	Assessment—We review customers’ business processes on a project and an ongoing basis to discover opportunities for automation.

•	Implementation—We deploy our solution with a proven methodology focused on best practices and create thorough documentation to facilitate training, support and upgrades.

•	Education and Training—We train users to ensure proper compliance and efficiency, including sessions for end users, solution administrators and technical operators.

•	Maintenance and Support—We provide production support 24 hours per day, 365 days per year for any critical issues, and regular solution upgrades.

We provide our professional services pursuant to a professional service agreement and a related statement of work. In most cases, we bill professional services on a time and expense basis. The length of time and cost to implement our GTM solution depends on many factors, including the number of modules being implemented, the scope of the deployment, the complexity of our customer’s environment and the availability of customer resources. We can implement entry level configurations for basic GTM modules in several weeks, whereas large scale, enterprise deployments of the GTM suite typically require several months or longer.

For the years ended December 31, 2010, 2011 and 2012, revenue from professional services accounted for 23%, 23% and 25%, respectively, of our total revenue, with the remainder representing subscription revenue.

Our Customers

In 2010, 2011 and 2012, our solution served 295, 351 and 399 customers, respectively, not including customers attributable to our recent EasyCargo acquisition. Our customers are headquartered primarily in the United States and Europe, with users in more than 80 countries, conducting trade across 125 countries. Of our 399 customers in 2012, 140 were multi-national enterprise customers with annual revenues of more than $1 billion, and 259 were mid-market customers, with annual revenues that we believe are less than $1 billion. In 2012, our average revenue from enterprise customers was approximately $266,000 and our average revenue from mid-market customers was approximately $24,000.

We charge our customers an annual subscription fee for our solution regardless of delivery model. Subscription fees include support and access to all new versions of our solution.

The average term of our current customers’ initial agreement with us is approximately 4.0 and 3.5 years for our enterprise and mid-market customers, respectively. Our customers typically pay us an annual subscription fee at the start of each contract year. The subscription fee is fixed for the term of the agreement, and typically is based on expected transaction volumes, such as the number of annual shipments or import entries. To the extent that a customer exceeds contracted maximum transaction volumes, they incur per transaction fees. This pricing structure allows us to sell more affordable, entry-level configurations to customers with fewer needs, as well as sophisticated configurations to enterprise customers with greater needs. The subscription fees typically begin the first month following contract execution, whether or not we have completed the solution’s implementation, and our subscription agreements may typically only be terminated for cause. Generally, we charge for professional services to implement our solution on a time and materials basis.

In 2012, one customer accounted for 11% of our total revenue and no other customer accounted for more than 10% individually. We believe we have no revenue concentration in any industry vertical. In the years ended December 31 2010, 2011 and 2012, our percentage of revenue generated from customers headquartered outside of the United States was 9.0%, 8.9% and 8.9%, respectively. For our fiscal years ended December 31, 2010, 2011 and 2012, our recurring revenue retention was 102%.

The following table contains a list of current customers that we believe to be representative of our customer base at large:

America Fujikura Ltd.	Agilent Technologies, Inc.	Archer Management (US) LLC

Ascend Performance Materials LLC	Astronics Corporation	Bunzl Distribution USA Inc.

Envirofit International	F5 Networks, Inc.	Flame Enterprises, Inc.

Flextronics International, Ltd.	Garmin International, Inc.	GE Healthcare

Infineon Technologies AG	iRobot Corp.	Latrobe Foundry Machine & Supply Company

Leggett & Platt Inc.	Monsanto Company	New York University

OSRAM GmbH	Pacer International Logistics	Segway Inc.

The Sherwin-Williams Company	Tyco International Management Company	University of Miami

Wal-Mart Stores, Inc.	Weatherford International, Inc.	Wesco Aircraft Hardware Corp.

Customer Case Studies

The following are examples of how some of our customers have benefited from deployments of our solution.

GE Healthcare

GE Healthcare is a multi-billion dollar corporation, and a part of the General Electric portfolio that provides transformational medical technologies and services to improve patient care. The company specializes in medical imaging, medical diagnostics, clinical systems, patient monitoring systems and biopharmaceutical manufacturing technologies. GE Healthcare operates in every region around the globe and has tens of thousands of employees serving the industry in more than 100 countries. GE Healthcare has been a customer since 2004.

GE Healthcare has a complex supply chain with products shipping around the globe, crossing multiple international borders and subject to the national and regional regulatory requirements. GE Healthcare sought a unified solution to automate the end-to-end import and export processes and centralize compliance across its global supply chain. Through the utilization of our Global Trade Management software solutions, GE Healthcare has integrated a common and unified global trade compliance process across its business units.

Challenges

•	Complex global supply chain spanning multiple international borders, time zones and regulatory environments.

•	Global trade management operations were fragmented and difficult to manage.

•	Sought a unified solution to automate the end-to-end process and centralize import and export operational compliance.

Our Solution

•	Global Trade Management: Product Classification, Restricted Party Screening, Order to Shipment Export and Import Compliance Screening, Export Document Generation with multi-language support.

Results

•	Automated centralized & unified solution for global trade management.

•	Integrated with 5 enterprise resource planning systems, across 53 countries spanning 346 shipping organizations.

•	Improved order workflow visibility.

•	Reduction of risks through increased accuracy of product classification and documentation in the fulfillment of international orders.

Infineon Technologies AG

Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, mobility, and security. In the 2012 fiscal year (ending September 30), the company reported sales of €3.9 billion with close to 26,700 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the United States, Singapore, and Japan.

Infineon has deployed our Global Trade Export Management module globally and has been a customer since 2009. As a manufacturer of sophisticated semiconductors and system solutions, Infineon must adhere to export control laws and regulations including sanction programs of the European Community, Germany, Malaysia, Singapore, the United States and each country in its global operations. Prior to implementing our Trade Export module, Infineon was utilizing an in house solution to manage and assure compliance. With the implementation of our solution, Infineon was able to seamlessly replace the former solution for its global shipments.

Challenges

•	Manufacturer of highly controlled products with complex national, regional and international controls.

•	Multiple systems and processes spanning global operations with main regional headquarters in Germany, the United States, Singapore and Tokyo.

Our Solution

•	Trade Export: Export Compliance, Product Classification, License Determination, License Tracking, Restricted Party Screening, Integration in Order Processing System.

•	Trade Wizards: Classification, regulation reference, landed cost for new and emerging markets.

•	End-Use-Manager: Collection of End-Use information for Sales Order and other processes.

Results

•	Improved efficiencies with automated global control system for international trade regulations.

•	Enhanced and faster research for multi-national trade regulations.

•	Streamlined work-flows for exception handling and resolution.

Leggett & Platt Inc.

Leggett & Platt is a diversified S&P 500 manufacturer that conceives, designs and produces a broad variety of engineered components and products for customers worldwide. Its products can be found in virtually every home, office, retail store, and automobile. The 130-year-old firm is composed of 20 business units and 18,000 employee-partners, and operates more than 130 facilities located in 18 countries. Leggett & Platt has been a customer since 2004.

Leggett & Platt first deployed our global trade management solutions almost a decade ago with the goal of improving supplier collaboration, reducing procurement cycle times and reducing compliance risk. The company now enjoys rich and timely collaboration with over 250 global suppliers via our cloud-based supplier portal. It has also centralized and streamlined its global trade compliance processes. Our solution has enabled Leggett & Platt to estimate more timely and accurate landed costs, better allocate working capital, decrease its import entry and storage costs and establish and monitor supplier key performance indicators.

Challenges

•	Previously suppliers were not evaluated nor chosen in a centralized, standard manner.

•	Trade compliance practices were decentralized.

•	Access to real time production milestones was minimal.

•	Supplier level delivery and quality management was not consistent.

Our Solution

•	Trade Import: Import Compliance, Document Generation, Landed Cost Calculation, Restricted Party Screening.

•	Supplier Management: Foreign supplier collaboration and performance monitoring.

Results

•	Realized considerable product cost savings on import process.

•	Helped integrate over 100 facilities into one unified international purchasing system.

•	Improved shipment visibility.

•	Reduced broker errors significantly.

Monsanto Company

Monsanto is a leading global provider of agricultural products for farmers. The company’s seeds, biotechnology trait products, herbicides and Ag Productivity products provide farmers with solutions that improve productivity, reduce the costs of farming, and produce better foods for consumers and better feed for animals. The company has 21,000 employees, 404 facilities and does business in over 66 countries. Monsanto has been a customer since 2011.

Faced with growing demand for its products around the world, atop the ever changing mix of government regulations, Monsanto wanted to streamline its global trade operations. By deploying our suite of global trade management modules, the company is now able to manage its shipments across numerous strategic checkpoints along the global supply chain. The result is improved shipment visibility and control, which ultimately provides better customer service. Monsanto has standardized and is optimizing its trade processes, resulting in enhanced process management and throughput.

Challenges

•	Rising global demand for products.

•	Regional, compartmentalized government agencies without formal, real-time and consistent sources of import / export trade data.

•	Need for time-critical shipments to sustain global operations and customer demand.

•	Globally applicable, single IT standard for trade.

•	Trading partner optimization and system to system connectivity.

Our Solution

•	Supply Chain Visibility: Shipment Tracking, Alerts, Partner Collaboration.

•	Trade Export: Export Compliance, Document Generation, Electronic Filing, License Determination, Restricted Party Screening.

•	Trade Import: Import Compliance, Document Generation, Landed Cost Calculation, Restricted Party Screening.

•	Transportation Management: Rate Search, Carrier Booking, Contract Management, Freight Audit.

Intended Results

•	Enhanced speed by mitigating cycle time waste.

•	Supply chain partner performance analytics.

•	Process standardization and simplification.

•	Removing non-value added supply chain complexity.

The Sherwin-Williams Company

The Sherwin-Williams Company is engaged in the development, manufacturing, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers around the world. The Sherwin-Williams Company has been a customer since 2011.

Sherwin-Williams’ export business is a significant part of its sales and marketing strategy. Our Trade Export module enables Sherwin Williams to significantly improve export order processing cycle times and increase efficiencies. Our automated solution also enables Sherwin Williams to validate and screen each product, partner, order, and shipment according to the application of export regulations to its international business.

Challenges

•	Growing international business and complexity of export compliance required many manual checks and steps in order processing and product controls.

•	International order processing complexity of document creation and trade export validation identified as key area for process improvement.

Our Solution

•	Trade Export: License Determination, Product Validation, Document Generation and Distribution, Automated Export System Filing, Shipment Consolidation, Denied Party Screening.

•	Using our solution since March 2012.

Results

•	Significantly streamlined international order processing.

•	Automated documentation, screening and export controls.

•	Greatly enhanced internal reporting, controls, and business processes.

Sales and Marketing

Our marketing team consisted of 14 professionals as of June 30, 2013. The team primarily focuses on lead generation for our sales force, and also dedicates an increasing amount of time to branding. Our marketing activities consist of email campaigns, search engine optimization and marketing, webinars, seminars and sponsored campaigns with trade journals. We focus heavily on marketing analytics enabled by automated tools that allow us to track prospects and funnel them from initial contact to qualified lead and finally to our sales force.

We sell our solution through a direct sales force. We have outside sales teams comprised of sales directors and technical specialists across the United States and Europe who sell to enterprise customers. These teams consisted of 25 professionals as of June 30, 2013. We also employ inside sales persons and technical specialists who target mid-market companies in the United States. This team consisted of 12 professionals as of June 30, 2013. While traditionally we sold our solution through contact with mid-level executives focused on compliance or the supply chain, the rising importance of global trade and GTM automation has enabled us to sell our solution increasingly to senior executives.

Competition

The market for GTM automation solutions is competitive, rapidly evolving, and subject to shifts in technology and customer needs. While we do not believe that any specific competitor offers the breadth of capabilities that we do, we compete with three types of organizations:

Enterprise Resource Planning Vendors. We compete with the large, enterprise resource planning software companies such as Oracle Corporation and SAP AG. These companies are extremely well financed, have prominent brands, and have extensive coverage of the enterprise software market across business functions. In many cases, they have entrenched relationships with the IT departments of our current and prospective customers. We compete with these organizations by:

•	providing greater subject matter expertise throughout the sales cycle;

•	demonstrating our superior solution capabilities and breadth;

•	providing a lower total cost of ownership by delivering a complete solution, including trade content and a global trading partner network, as compared to acquiring these capabilities from separate vendors;

•	aligning our interests with those of our customers by charging them a recurring subscription fee for recurring value, rather than a large, up-front licensing fee; and

•	providing quick time to value by deploying under a SaaS model.

GTM Vendors. We also compete with focused GTM vendors. These vendors provide one or more functions including import management, export management, trade content, supply chain visibility, or free trade agreement management. They generally do not have the solution breadth that we provide, but may have superior capabilities in the functions they provide and they may have lower pricing than we do. We compete with these organizations by:

•	demonstrating our superior solution breadth and selling our GTM suite; and

•	delivering a complete offering, that provides a lower total cost of ownership than acquiring all needed capabilities from separate vendors.

Service Providers. To a much lesser extent, we compete with service firms including large freight forwarders. This occurs when companies outsource a particular GTM function such as license management or classification to service firms who generally perform these functions manually. In many cases, we work with these service providers rather than competing with them. For example, they may provide their services by working with our GTM solution on behalf of mutual customers. We compete with these organizations by demonstrating the superior return on investment attainable through higher levels of automation compared to the service providers’ more manual approach.

Research and Development

Our success to date, and our growth strategy for the future, rely on advancing the state of the art of GTM automation. Presently, more than 60% of our worldwide employees are dedicated to the development and maintenance of our GTM solution. Accordingly, we will continue to devote substantial resources to the following functions to help us to remain a leader in global trade management:

Solution Management. As of June 30, 2013, we had 14 full time employees in our solution management group responsible for assessing the state of the GTM market through industry research and discussions with current and prospective customers in order to develop our strategy and roadmap for our GTM solution.

Engineering. As of June 30, 2013, we had 162 full time software engineers dedicated to maintaining and building the next generation of our solution. The majority of our engineers reside in Bangalore, India and many of them have domain expertise in the GTM field.

Trade Content Development. As of June 30, 2013, we had 88 trade specialists responsible for updating our trade content on a daily basis according to an ISO 9001:2008 certified process. Our trade specialists, many of whom hold advanced degrees, work with trade content in more than 20 languages. In addition, we use in-country agents to source content in foreign countries and interface with government officials, as required. In 2012, our trade specialists updated more than 13 million records with regulatory changes. The expense of maintaining our trade content is included in our cost of revenue.

In the years ended December 31 2010, 2011 and 2012, our total expenses on research and development were $5.3 million, $5.9 million and $5.8 million, respectively.

Technology

Enterprise Technology Framework

Our solution is based on our Enterprise Technology Framework, a proprietary technology developed by our employees. Our Enterprise Technology Framework includes application programming interfaces, web-based development tools, run-time engines that execute meta-data components, and a comprehensive set of administrative features that combine to provide a unified technology architecture and user experience.

Our Enterprise Technology Framework is capable of delivering our solution over the Internet using a SaaS model, and can be configured as a multi-tenant environment that permits different customers to share a common operating environment while protecting them from unauthorized access to each other’s applications and data. For customers who require physical segregation of their applications and data from those of other customers, our Enterprise Technology Framework is also capable of delivering our solution in a separate-instance configuration through dedicated servers in our data center or on the customer’s premises.

Regardless of the deployment method, our customers retain the ability to uniquely configure our solution and determine how data is shared or segregated among their operating groups, with the potential to provide each operating group a customized view of our solution optimized for the business processes they execute.

The most important capability of our Enterprise Technology Framework to our customers, and the most difficult technical problem that it solves, is permitting our professional services organization to configure our solution during implementation in a manner that separates customer-specific configurations from our core application, allowing our customers to upgrade to new versions of our solution while retaining their configurations and avoiding the need for re-implementation.

Data Center Operations

We host our GTM solution for our cloud delivery model customers in a single, highly secure, co-location facility located in Jacksonville, Florida. This facility is protected by state-of-the art physical security features, heating and cooling systems, and redundant, uninterruptible power systems that can provide power for 20 to 30 days without refueling. It is staffed and designed to be operational 24 hours per day, 365 days per year. Our equipment is located in a portion of the data center that is dedicated to our use and securely separated from other tenants of the data center. Our lease with the data center expires on October 31, 2014.

We own or lease all of the equipment that provides our solution, and our employees manage all of the hardware, software, databases, data backup, security and local network hardware necessary to provide our solution. Our network infrastructure features redundant load balanced Internet connections provided by diverse internet service providers. We perform data backups in accordance with industry custom, including real time database backups. We maintain a backup co-location facility with a third party to provide continuity of services in case of a catastrophe affecting our primary co-location facility. We conduct disaster recovery tests annually and are capable of bringing our solution online following any catastrophe.

Multiple layers of security protect our solution from malicious external activity (cyber attacks). We monitor the integrity and availability of our solution in real time and hire third party consultants to audit the security of our information technology systems quarterly, and conduct application and network vulnerability testing annually. We utilize licensed and certified third parties to review our operating controls and information systems. We maintain certifications through independent audit reviews for SSAE 16, SOC 1 Type II, and SOC 2 for the “Security” and “Confidentiality” principles and receive attestations of compliance with these standards.

We host our CTM solution for customers of our EasyCargo subsidiary at a highly secure co-location facility in Shanghai, China. It is designed for high availability and continuity of service in the case of a catastrophe.

Intellectual Property

We rely upon a combination of trade secrets, copyright and trademark law, as well as contractual restrictions such as confidentiality agreements, to establish and protect our proprietary rights. We have a number of registered and unregistered trademarks and no pending patent applications or issued patents. We maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements before developing or accessing our software, documentation and other proprietary information, as applicable. We believe that our experience in the market, our significant research and development investments, and our flexible Enterprise Technology Framework will help us to maintain our leadership position in GTM automation.

Despite our efforts to protect our proprietary rights, unauthorized parties may misappropriate our technology to develop a competing solution. Policing unauthorized use of our technology is difficult and the laws of other countries in which sell our solution may offer little or no effective protection for our technology. Our competitors could also independently develop technologies equivalent to ours, and without patent protection for our intellectual property, we would not be able to restrict them from selling their solution. Despite the potential competition for GTM technology, our Global Knowledge trade content library represents a significant barrier to any competitor seeking to offer a comprehensive GTM solution.

Employees

As of June 30, 2013, we employed 446 people, including 176 dedicated to building and testing our solution, 103 in Global Knowledge and hosting, 60 in professional services, 31 in customer support, 51 in sales and marketing and 25 in a general or administrative capacity. As of such date, we had 193 employees in the United States and 253 employees in international locations. We also utilize a number of contract employees. In September 2013, we added approximately 40 professionals through out acquisition of EasyCargo. None of our employees are represented by a labor union with respect to his or her employment with us, we have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters is located in East Rutherford, New Jersey and consists of approximately 11,000 square feet of office space under a lease that expires in January 2017. Our headquarters accommodates our principal administrative activities. Our European headquarters are in Munich, Germany and consist of approximately 1,800 square feet. We also occupy space in McLean, Virginia, consisting of approximately 26,000 square feet under a lease that expires in August 2022 and space in Cary, North Carolina, consisting of approximately 10,000 square feet under a lease that expires in October 2015. In addition, we occupy space in Bangalore, India consisting of approximately 22,000 square feet under a lease that expires in October 2015. In connection with our recent acquisition of EasyCargo, we acquired access to space in Shanghai, China consisting of approximately 7,000 square feet pursuant to a lease expiring in August, 2015. We use all of these facilities primarily for sales, professional services, customer support and software engineering. We do not own any real property. We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Corporate Information

We are a New Jersey corporation originally incorporated in 1984, and prior to the completion of this offering, we plan to reincorporate in the State of Delaware. Our original business involved activities unrelated to GTM and we have conducted our GTM automation business since 2002. Our corporate headquarters are located at One Meadowlands Plaza, East Rutherford, NJ 07073 and our telephone number is (201) 935-8588. We maintain a website at www.amberroad.com. Information contained on or linked to our website is not a part of this prospectus. Upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Upon completion of this offering, you may access these materials free of charge on our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the normal course of our business. We are not presently involved in any litigation the outcome of which, we believe, if determined adversely to us, would have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings would be costly and can impose a significant burden on management and employees, and there can be no assurances that we will obtain favorable outcomes in them.

Industry and Market Data

Unless otherwise indicated, information in this prospectus about our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size is based on information from various sources, including independent industry publications by the U.S. Department of Commerce and the European Union’s Eurostat, and a survey and a study that we commissioned from SCM World and ARC Advisory Group, Inc., respectively. We have also made assumptions and estimates based on such data and other similar sources, as well as on our knowledge of our industry and the markets for our applications. We caution you not to give undue weight to such information. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market position, market opportunity and market size information included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in this prospectus is contained in the following industry publications:

1.	In July 2012, the European Union’s Eurostat system published a report discussing the development of international trade in the region. The report includes the European Union’s share of world imports and exports, its main trading partners and its most widely traded product categories.

2.	In April 2013, the U.S. Census Bureau, Department of Commerce released a report titled “A Profile of Importing and Exporting Companies 2010–2011.” The report analyzes the volume of import and export transactions conducted by U.S. companies and the value of those transactions from 2010 to 2011. The report provides further analysis based on a variety of factors including industry, market size and number of countries involved.

3.	In June 2013, we commissioned Rapture World Limited, the owner of SCM World and a recognized provider of supply chain related business information, to conduct a survey of over 100 supply chain and operations leaders whose businesses were engaged in global trade. The demographics of the companies surveyed were representative of our target markets and the objectives of the survey were to (a) quantify the significance of global trade with company strategy, (b) understand the specific challenges facing companies engaged in global trade, and (c) assess the abilities of the companies to respond to these challenges. SCM World expects to publish a whitepaper containing the survey statistics that we have referred to in this prospectus in 2013.

4.	In June 2013, we commissioned ARC Advisory Group, Inc. (“ARC”), a recognized technology research and advisory firm for industry and infrastructure, to determine the market size and current penetration level of the shipping sector of the GTM market. The ARC study estimated that the size of the worldwide market for GTM solutions is more than $6 billion on an annually recurring basis.

5.	In July 2013, the Congressional Research Service published a report titled “China’s Economic Rise: History, Trends, Challenges, and Implications for the United States.” The report evaluates the status of the Chinese economy from the time prior to the introduction of economic reforms in 1979 through 2012 and notes that China is currently the second-largest economy after the United States, and could become the largest economy in the world within the next five years.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information, as of June 30, 2013, with respect to those individuals who currently serve, and are expected to continue to serve, as our executive officers and members of our board of directors.

Name	Age	Position
		Executive Officers
James W. Preuninger	53	Chief Executive Officer and Director
John W. Preuninger	53	President, Chief Operating Officer and Director
Ty Y. Bordner	49	Vice President, Product Management and Solutions Consulting
Elliot Brecher	48	General Counsel
M. Scott Byrnes	45	Vice President, Marketing
Kae-por F. Chang	52	Managing Director, China
Thomas E. Conway	46	Chief Financial Officer
Albert C. Cooke III	53	Vice President, Global Sales
Glenn T. Gorman	53	Chief Technology Officer
J. Anthony Hardenburgh	42	Vice President, Global Trade Content
William R. Jackowski	46	Vice President, Professional Services
Stephanie J. Miles	45	Senior Vice President, Commercial Services
Amish Sheth	42	Vice President, Engineering

		Non-employee Directors
Donald R. Caldwell	67	Director
Pamela F. Craven	59	Director Designee*
Kenneth M. Harvey	52	Director
Rudy C. Howard	55	Director
John Malone	52	Director Designee*
Barry M. V. Williams	66	Director

*	Expected to assume office as an independent director upon the completion of this offering.

Executive Officers

Each executive officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. The following are biographies of our executive officers:

James W. Preuninger. Mr. Preuninger is a co-founder of our company and has served as Chief Executive Officer and a member of our board of directors since 2002. As Chief Executive Officer, Mr. Preuninger oversees corporate development and is responsible for opening new markets and expanding our portfolio of solutions through strategic partnerships and acquisitions. Mr. Preuninger began his career at IBM Corporation, where he held several positions in sales and marketing. We believe Mr. Preuninger’s background as a co-founder of our company and long service as our Chief Executive Officer provides the board with invaluable insight into the inner workings of our company, enhances the efficiency of the board’s oversight function and qualifies him to serve on our board of directors. Mr. Preuninger is the brother of John W. Preuninger, our President, Chief Operating Officer and director.

John W. Preuninger. Mr. Preuninger is a co-founder of our company and has served as our President, Chief Operating Officer and a member of our board of directors since 2002. As President and Chief Operating Officer, he oversees all operations and internal processes for us including finance, sales, marketing, research and development, professional services, and customer support. Prior to joining us, Mr. Preuninger was a strategy consultant at Monitor Company, where he advised large, multi-national corporations on business strategy and execution. We believe Mr. Preuninger’s background as a co-founder of our company and long service as our President and Chief Operating Officer provides the board with invaluable insight into the inner workings of our company, enhances the efficiency of the board’s oversight function and qualifies him to serve on our board of directors. Mr. Preuninger is the brother of James W. Preuninger, our Chief Executive Officer and director.

Ty Y. Bordner. Mr. Bordner is our Vice President, Product Management and Solutions Consulting, and has served in that position since 2006. He is responsible for both product strategy and direction, as well as customer and prospect-focused solutions. Prior to joining us in 2006, Mr. Bordner spent 10 years with JPMorgan Chase Vastera, a global trade management software and managed services provider, in various leadership roles, including oversight for Engineering, Solutions Consulting and Product Management. During his tenure he helped manage the company through multiple growth stages from startup, through initial public offering, to achieving annual revenues in excess of $80 million. Prior to joining JP Morgan Chase Vastera, Mr. Bordner worked for GXS (formerly GE Information Services).

Elliot Brecher. Mr. Brecher has served as our General Counsel since 2013. He was previously Senior Vice President and General Counsel of Insight Communications Company, Inc., a mid-west based cable operator, from 2000 until its sale to Time Warner Cable, Inc. in 2012. From 1994 until joining Insight, he was associated with the law firm Cooperman Levitt Winikoff Lester & Newman, P.C., where Mr. Brecher became a partner in 1996. This firm became Sonnenschein Nath & Rosenthal, LLP by merger in 2000. Prior to that, he was associated with the law firm Rosenman & Colin LLP.

M. Scott Byrnes. Mr. Byrnes has served as our Vice President, Marketing since 2010. From 2008 until 2010, Mr. Byrnes held the position of Executive Vice President at The Walker Group, a strategic marketing consultancy based in Washington, DC. Prior to that, Mr. Byrnes was Vice President of Marketing for HandySoft, a provider of BPM software. Mr. Byrnes also spent four years at JPMorgan Chase Vastera and approximately five years at Manugistics, where he held a variety of leadership positions in both services and sales. He began his career with Andersen Consulting, now Accenture.

Kae-por Chang. Mr. Chang has served as our Managing Director, China since 2013. From 2007 until September 2013, Mr. Chang was the founder and CEO of EasyCargo (Shanghai) Co. Ltd, a business that we acquired in 2013. Mr. Chang has over 20 years of senior management experience in global supply chain management, logistics, distribution, IT, and regulatory compliance, as an executive of both public and private companies. He was also an Ernst & Young LLP consultant prior to founding EasyCargo.

Thomas E. Conway. Mr. Conway is our Chief Financial Officer, a position he has held since 2007. He previously served as Assistant Corporate Controller and Director of North American Accounting Operations at Cognizant Technology Solutions, an information technology company. Prior to joining Cognizant, Mr. Conway worked for seven years at JDS Uniphase, a fiber optic component and systems provider, where he served as Controller and Director of Finance, and nine years at KPMG LLP, where he was Senior Manager in the Communication and Entertainment audit and consulting practice. Mr. Conway is a certified public accountant and a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants.

Albert C. Cooke III. Mr. Cooke is our Vice President, Global Sales, a position he has held since 2005. He is responsible for the global sales of our solutions to importers, exporters and logistics service providers. Prior to joining us, Mr. Cooke was vice president of products and solutions for Industri-Matematik International Corp. (IMI), a leading provider of order management software. Prior to working at IMI, Mr. Cooke held senior sales and operational roles at Adexa, Optum, and Russ Berrie & Company.

Glenn T. Gorman. Mr. Gorman serves as our Chief Technology Officer, a position he has held since 2002. Mr. Gorman is responsible for setting our technology policy and managing the hosting operations, information technology and quality assurance departments. Prior to joining us, Mr. Gorman held various positions including that of Systems Engineer and Operational Specialist for IBM Corporation from 1984 until 1986, where he served as a liaison between field support and IBM’s development laboratories.

J. Anthony Hardenburgh. Mr. Hardenburgh has been our Vice President, Global Trade Content since 2007. He manages a global team of international trade professionals who monitor and maintain our trade content. Prior to joining us, Mr. Hardenburgh served as Vice President of Global Trade Content for JPMorgan Chase Vastera, where he managed a global team of trade professionals responsible for supporting both its software and managed services operations. Mr. Hardenburgh also served as a director for From2, a company engaged in global trade management software, and as an International Trade Specialist for the U.S. Department of Commerce, where he was responsible for counseling small- and medium-sized exporters.

William R. Jackowski. Mr. Jackowski is our Vice President, Professional Services, a position he has held since 2006. In this position, Mr. Jackowski manages a team of experienced consultants specializing in the implementation of our solutions. Prior to joining us, Mr. Jackowski served as Vice President of Global Professional Services for JPMorgan Chase Vastera, where he oversaw strategic software accounts and helped grow that company’s professional services organization across North America, Europe and South America. Previously, Mr. Jackowski held several management and consulting positions with large consulting organizations such as American Management Systems (AMS) and PeopleSoft.

Stephanie J. Miles. Ms. Miles is our Senior Vice President, Commercial Services, a position she has held since 2005, Ms. Miles leads our support team for the delivery, implementation and ongoing support services relating to our GTM solutions. Until February 2013, her position also encompassed leadership of our professional services team. Prior to joining us, Ms. Miles held various leadership positions with the supply chain visibility company BridgePoint, a subsidiary of CSX Corporation, for seven years. While at BridgePoint, she held the positions of Senior Vice President and General Manager, and also served as a board member.

Amish Sheth. Mr. Sheth has been our Vice President, Engineering since 2008, a position in which he is responsible for building and delivering our suite of enterprise software solutions. Before assuming his current role, Mr. Sheth served as Chief Software Architect and Managing Director of our Indian operations since 2007. Prior to joining us, Mr. Sheth served in various roles at JPMorgan Chase Vastera, in which he managed the development and delivery of various GTM solutions and was instrumental in defining the architectural platform that allowed JPMorgan Chase Vastera to build, support and customize its product development and managed services solutions on a single platform.

Board of Directors

Our board of directors currently consists of eight members: John W. Preuninger, James W. Preuninger, Donald R. Caldwell, Bernard M. Goldsmith, Kenneth M. Harvey, Rudy C. Howard, Antoine Munfa and Barry M.V. Williams. Pursuant to our certificate of incorporation as currently in effect, holders of a majority of the outstanding shares of each of our Series A, B and E Preferred Stock are entitled to elect one director to our board of directors, for as long as at least 10% of that series of preferred stock remains issued and outstanding. Currently, Messrs. Caldwell, Goldsmith and Munfa serve as the directors elected by the holders of our Series A, B and E preferred stock, respectively. In addition, holders of a majority of our common stock are currently entitled to elect two directors to our board of directors. Under our 2010 shareholder agreement, Messrs. James and John Preuninger hold such right. The remaining three directors are elected by holders of a majority of the outstanding shares of our preferred stock and holders of a majority of the outstanding shares of our common stock, each voting as a separate class.

All currently outstanding shares of convertible preferred stock will be converted automatically into common stock as of the time immediately prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering), and we will adopt an amended and restated certificate of incorporation, which we refer to as our certificate of incorporation in this prospectus.

Of our currently serving directors, Messrs. James and John Preuninger, Caldwell, Harvey, Howard and Williams are currently expected to continue to serve as directors upon completion of this offering. In addition, we currently expect that two new directors will be appointed to our board to replace Messrs. Goldsmith and Munfa prior to the completion of this offering.

In accordance with our certificate of incorporation that will be effective upon closing of this offering, our board of directors will be divided into three classes with staggered three year terms, effective upon closing of this offering. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Upon completion of this offering, our then-serving directors will be divided among the three classes as follows:

•	Messrs. will be the Class I directors whose terms end in 2014, and will stand for election at the 2014 annual meeting for three-year terms ending in 2017;

•	Messrs. will be the Class II directors whose terms end in 2015, and will stand for election at the 2015 annual meeting for three-year terms ending in 2018; and

•	Messrs. will be the Class III directors whose terms end in 2016, and will stand for election at the 2016 annual meeting for three-year terms ending in 2019.

Pursuant to our certificate of incorporation, only our board of directors will be able to fill vacancies on our board of directors until the next succeeding annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

There are no family relationships among any of our directors and executive officers, except that John W. Preuninger is the brother of James W. Preuninger.

Following are the biographies of our directors, with the exception of Messrs. James and John Preuninger, whose biographies appear above, and Messrs. Goldsmith and Munfa, who are not expected to continue to serve as directors after completion of this offering:

Donald R. Caldwell. Mr. Caldwell has served as our director since 2005. Since 1999, Mr. Caldwell has been chairman and chief executive officer of Cross Atlantic Capital Partners, Inc., a venture capital firm. Cross Atlantic Capital Partners, Inc. serves as investment manager for three affiliated funds beneficially owning an aggregate of approximately 35.2% of our outstanding capital stock prior to the offering. Mr. Caldwell currently serves on the boards of director of four public companies: InsPro Technologies Corporation since 2008, where he is serving as chairman of the board, chairman of the audit committee and member of the compensation committee, Lightning Gaming, Inc. since 2006, where he has served as chairman of the audit committee and member of the compensation committee, Quaker Chemical Corporation since 1997, where he has served as chairman of the executive committee and member of the compensation/management development and audit committees, and Rubicon Technology, Inc. since 2001, where he has served as chairman of the compensation committee and member of the nominating and governance committees. Mr. Caldwell was previously a member of the board of directors of Diamond Cluster International, Inc. (1994–2010) and has served as a director for several private companies and non-profit organizations, including software and money management firms as well as the Pennsylvania Academy of the Fine Arts and the Committee for Economic Development. Mr. Caldwell was previously a certified public accountant in the State of New York. We believe Mr. Caldwell’s extensive experience as a director of public companies and as long-time chairman and chief executive officer of Cross Atlantic Capital Partners, Inc. qualifies him to serve on our board of directors.

Pamela F. Craven. Ms. Craven is anticipated to assume service as a director upon the completion of this offering. Since 2000, Ms. Craven has served as General Counsel of Avaya Inc., a global organization develops, manufactures, sells and services communications products and software for enterprises. Since 2007, she has also served as Chief Administrative Officer of the organization, responsible for over 300 employees across functions including Internal Audit, Enterprise Risk Management, Security & Business Continuity, Board Governance and Administration, Human Resources, Real Estate, Compliance, Global Trade, Government Affairs and Law & Contracting. She also serves as member of the Avaya Executive Committee and Chief Compliance Officer. From 1995 to 1999 Ms. Craven served as Vice President, Law of Lucent Technologies Inc. and from 1999 until 2000 she also served as Secretary of Lucent. Ms. Craven previously served on the boards of directors of Avaya Inc. Global Connect, Ltd. (2009–2010), a publicly traded Indian company, and Avaya-Tenovis GmbH (2004–2006). She is currently active on the Penn Law Board of Overseers of the University of Pennsylvania Law School. We believe Ms. Craven’s background as an executive in the fields of law and business administration qualifies her to serve on our board of directors.

Kenneth M. Harvey. Mr. Harvey has served as our director since 2008. From 1989 until 2011, Mr. Harvey was employed by HSBC—Global Bank, serving as chief information officer/chief operating officer from 2008 to 2011 and as group general manager and chief information officer from 2004 to 2007. He was president of HSBC Technology and Services, a wholly-owned subsidiary of HSBC, from 2003 to 2004. Beginning in 2011, Mr. Harvey has been self-employed as a consultant. Since 2012, Mr. Harvey has also served as director of CLS Group Holdings AG, where he is a member of the chairman’s committee, which covers compensation and compliance issues, and chairman of the technology and operations committee. Mr. Harvey also served as director of CLS Bank International since 2011, and served as a director of Kanbay, Inc. from 2004 until 2007 and Vertical Networks, Inc. from 2002 until 2004. We believe Mr. Harvey’s background as an executive in the information technology field qualifies him to serve on our board of directors.

Rudy C. Howard. Mr. Howard has served as our director since 2012. Since 2010, Mr. Howard has served as chief financial officer of SciQuest, Inc. (NASDAQ: SQI), a company providing a leading on-demand strategic procurement and supplier enablement solution that integrates customers with their suppliers. From 2008 through 2009, Mr. Howard served as chief financial officer of MDS Pharma Services, a contract research organization providing drug discovery and development solutions for the pharmaceutical and biotechnology industries. From 2003 until joining MDS Pharma Services, Mr. Howard operated his own financial consulting company, Rudy C. Howard, CPA Consulting, in Wilmington, North Carolina, where his services included advising on merger and acquisition transactions, equity and debt issuances and other general management matters. In addition, since 2012, Mr. Howard has served as a director and member of the audit committee of Metabalon, Inc., a privately-held diagnostics and services company. We believe Mr. Howard’s extensive experience with financial and accounting matters and his background as an executive officer at several public companies qualifies him to serve on our board of directors.

John Malone. Mr. Malone is anticipated to assume service as a director upon the completion of this offering. From 2008 until its sale in 2013 to Haystax Technology, Inc., Mr. Malone served as the Executive Chairman of Digital Sandbox, Inc., an organization that provides threat and risk analysis and monitoring software in the national and homeland security arenas. From 2009 until its successful sale in 2012 to Acronis International GmbH, Mr. Malone served as Executive Chairman of Group Logic, Inc., an organization that provides digital content collaboration solutions in the enterprise and in the cloud. From 2003 to 2007, Mr. Malone served as Senior Vice President of Sales and Business Development for Neustar, Inc., a provider of real-time information and analytics for the Internet, telecommunications, entertainment, and marketing industries. During his tenure at Neustar, which included the company’s transition from a private enterprise to a New York Stock Exchange listed company, the company’s revenue grew from $80 million to more than $420 million. We believe Mr. Malone’s general executive experience, including his experience with strategic acquisitions, qualifies him to serve on our board of directors.

Barry M. V. Williams. Mr. Williams has served as our chairman since 2004. Previously, Mr. Williams held numerous executive-level positions at P&O Nedlloyd, the second largest ocean carrier in the world prior to its acquisition by A.P. Moller Maersk. Mr. Williams’ career at P&O Nedlloyd spanned over 35 years culminating in his service as chief executive officer and as a member of the executive committee. Mr. Williams is best known for his ability to improve carrier operations by applying information technology and to realize results through change management programs. As the leader of P&O Nedlloyd, he successfully consolidated its back office operations in China and India, diversified into freight forwarding and supply chain management services, and implemented the company’s strategic e-commerce systems. We believe Mr. Williams management experience in the shipping and supply chain management industries and his experience with strategic growth companies in the GTM industry qualifies him to serve on our board of directors.

Director Independence

We intend to apply to list our common stock on                     . Prior to the completion of this offering, our board of directors is expected to undertake a review of the independence of the directors and consider whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. Our board of directors is expected to determine that, of the six directors currently expected to continue their service on the board after the completion of this offering, each director other than Messrs. James and John Preuninger qualifies as an independent director within the meaning of the rules of the             .

Committees of the Board of Directors

Our board of directors currently has an audit committee and a compensation committee. Prior to completion of this offering, our board of directors will establish a nominating and corporate governance committee. Upon the closing of this offering, each committee will operate under a separate charter adopted by our board of directors, and will have the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee. Our audit committee comprises              (Chairman),              and             , each of whom will be an independent director and satisfy the additional independence requirements for members of the audit

committee imposed by              rules and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each of the members of our audit committee meets the requirements for financial literacy under applicable rules and regulations of the Securities and Exchange Commission, or SEC, and             . Our board of directors has determined that              qualifies as an “audit committee financial expert,” as defined by applicable rules of the SEC. The audit committee will assist our board of directors in its oversight of:

•	the audit and integrity of our financial statements;

•	our compliance with applicable law, risk assessment and risk management;

•	the qualification and independence of our independent registered public accounting firm;

•	the establishment and performance of our internal audit function and independent registered public accounting firm; and

•	the annual audit committee report.

Under our audit committee charter, the audit committee will:

•	have direct responsibility for the appointment, compensation, retention, termination and oversight of the work of our independent registered public accounting firm;

•	oversee the independence of our independent registered public accounting firm;

•	establish and implement policies and procedures for the pre-approval of all audit services and all permissible non-audit services provided by our independent registered public accounting firm;

•	review and discuss with management and our independent registered public accounting firm our internal control over financial reporting, the internal audit function, and changes in accounting and financial reporting principles;

•	review and discuss with management and our independent registered public accounting firm the overall adequacy and effectiveness of our code of business conduct and ethics and compliance with applicable laws, regulations and internal compliance programs; and

•	review with management and our independent registered public accounting firm any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding our financial statements or accounting policies.

Compensation Committee. Our compensation committee comprises              (Chairman),              and             , each of whom will be an independent director and satisfy the additional independence requirements of the SEC and              that will begin to apply to members of the compensation committee beginning in 2014. Each member will also be an “outside director” as defined under Section 162(m) under the Internal Revenue Code, as amended, or the Internal Revenue Code. We expect our compensation committee to oversee our overall compensation program. Our compensation committee charter will provide that the compensation committee shall:

•	review, evaluate and approve executive officer compensation and performance on an annual basis;

•	approve equity grants to executive officers, or, if the committee deems appropriate, recommend them to the full board for approval;

•	review and approve any consulting arrangements, employment contracts or severance agreements with any executive officer;

•	assess whether the compensation structure encourages undue risk-taking;

•	adopt or modify any incentive compensation plan, or, if this action would require stockholder approval, recommend it to the full board for approval and proposal to the stockholders;

•	review and recommend to our board of directors any director compensation programs for our independent directors only; and

•	have power to engage compensation consultants, advisors or legal counsel.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee comprises              (Chairman),              and             , each of whom will be an independent director and an “outside director” as defined under Section 162(m) under the Internal Revenue Code. Our nominating and corporate governance committee charter will provide that the nominating and corporate governance committee shall:

•	search for, identify and evaluate individuals qualified to become board members and recommend individuals to be nominated for election to our board of directors;

•	advise our board of directors regarding appropriate corporate governance policies and assist our board of directors in achieving them;

•	have sole discretion to retain a search firm for the purpose of identifying director candidates;

•	review the performance of each director who is standing for re-election, and the independence of each director;

•	have responsibility for succession planning for executive officers; review and recommend to our board of directors any changes in our corporate governance structure; and

•	and review and consider actual and potential conflicts of interests of management and directors.

Compensation Committee Interlocks and Insider Participation

For the year ended 2012, the members of our current compensation committee were Donald Caldwell, Antoine Munfa, Bernard Goldsmith, James W. Preuninger and John W. Preuninger. James W. Preuninger is our Chief Executive Officer, while John W. Preuninger is our President and Chief Operating Officer. Messrs. Caldwell, Munfa and Goldsmith have never been officers or employees of ours or any of our subsidiaries. In 2005, we issued loans to James W. Preuninger and John W. Preuninger to permit them to satisfy tax liabilities in connection with their purchase of restricted common stock from us. All such loans have been repaid or forgiven prior to the initial filing of the registration statement of which this prospectus forms a part. Please also see “Certain Relationships and Related Party Transactions.” Upon completion of this offering, our compensation committee will comprise Messrs.             ,              and             .

None of the current members of our compensation committee serves or has at any time served, and none of the members of our compensation committee upon completion of this offering will have served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics

In connection with our initial public offering, our board of directors is expected to adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors. The full text of our code of business conduct and ethics will be posted on the investor relations section of our website prior to the completion of this offering. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions with respect to our Chief Executive Officer, Chief Financial Officer, controller or persons performing similar functions, on our website or in our public filings with the SEC.

Director Compensation

Messrs. James and John Preuninger, who are employed by us as our Chief Executive Officer and our President and Chief Operating Officer, respectively, receive no separate compensation for their services as directors, and are not expected to receive such separate compensation after completion of this offering. Our non-employee directors have in the past received the following director compensation: Messrs. Harvey, Howard and Williams received $5,000 per month for service on the board of directors and the remaining directors did not receive any compensation for service on the board.

Following the completion of this offering, we intend to adopt a policy for compensating our non-employee directors with a combination of cash and equity.

The following table provides information concerning the compensation earned by or paid in cash to each person, other than Messrs. James and John Preuninger, who each served as a member of our board of directors during the year ended December 31, 2012. See “Executive Compensation” for a discussion of the compensation received by Messrs. James and John Preuninger.

	Fees earned or paid in cash ($)(1)	Option Awards ($)(2)	Total ($)
Donald R. Caldwell	—	—	—
Bernard M. Goldsmith(3)	—	—	—
Kenneth M. Harvey	60,000	—	60,000
Rudy C. Howard	30,000	120,000	150,000
Antoine Munfa(3)	—	—	—
Barry M. V. Williams	60,000	—	60,000

(1)	Represents amount earned or paid during fiscal year 2012.
(2)	These amounts represent the aggregate grant date fair value of stock option awards made during fiscal year 2012 calculated in accordance with ASC Topic 718, Compensation—Stock Compensation, or ASC 718, excluding estimated forfeitures. See Note 9 to our consolidated financial statements for a discussion of the assumptions used in calculating these amounts. As of December 31, 2012, the non-employee members of our board of directors held options to purchase the following number of shares of our common stock: Mr. Harvey—120,000, Mr. Howard—120,000 and Mr. Williams—140,991. Messrs. Caldwell, Goldsmith and Munfa did not hold any options to purchase shares of our common stock.
(3)	We do not expect Messrs. Goldsmith and Munfa to continue to serve as directors upon completion of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table and footnotes set forth information, for the fiscal years ended December 31, 2012 and 2011, concerning the compensation awarded to, earned by or paid to: (i) each person who served as our principal executive officer during the fiscal year ended December 31, 2012, (ii) the two most highly compensated executive officers, other than the principal executive officer, who received compensation in excess of $100,000 during the fiscal year ended December 31, 2012 and were serving as executive officers on December 31, 2012 (collectively with the principal executive officers referred to as the “named executive officers” in this prospectus), and (iii) our Chief Financial Officer. Under the SEC’s rules for preparation of the following tables, non-equity awards are reported in the performance year in which they are earned, while equity-based awards are reported in the year in which they are granted.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(3)	Total ($)
James W. Preuninger	2012	350,000	—	—	225,000	2,615	577,615
Chief Executive Officer	2011	350,000	25,000	147,000	225,000	463	747,463

John W. Preuninger	2012	350,000	—	—	225,000	2,615	577,615
President and Chief Operating Officer	2011	350,000	25,000	147,000	225,000	463	747,463

Thomas E. Conway	2012	240,000	38,967	—	52,033	2,062	333,062
Chief Financial Officer	2011	230,000	—	19,200	127,967	463	377,630

Albert C. Cooke III	2012	225,000	—	—	240,037	8,539	473,576
Vice President, Global Sales	2011	215,000	—	19,200	210,104	6,456	450,760

(1)	The amounts appearing in the Non-Equity Incentive Plan Compensation column represents non-discretionary bonus payments relating to the stated fiscal year. These amounts were earned based on the recipient’s formulaic performance against specified criteria. For James W. Preuninger and John W. Preuninger, the criteria included new contract value sold, billings, and EBITDA. For Mr. Conway, the 2012 criteria included new contract value sold, billings, free cash flow and EBITDA, and for 2011 the criteria included new contract value booked, billings, and EBITDA. Mr. Cooke receives incentive compensation based on specified effective commission rates for items such as new contract value sold, professional services rendered, and subscription agreement renewals. The amounts appearing in the Bonus column represent additional, discretionary payments that we made without regard to performance criteria established for non-equity incentive plan compensation.
(2)	These amounts represent the aggregate grant date fair value of stock option awards made during the fiscal year, calculated in accordance with ASC 718, excluding estimated forfeitures. See Note 9 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions used in calculating these amounts. The vesting terms for the listed options are as follows: 25% at the first year anniversary of the grant date and 6.25% at the end of each quarter thereafter. In addition, in the event the grantee is terminated by us without cause or by the grantee for good reason within one year following a “change of control,” 100% of the remaining unvested option shares become vested and exercisable in accordance with the terms of the plan.
(3)	All Other Compensation includes premiums we paid for life insurance, long term disability and accidental death and dismemberment insurance on these individuals. In addition, Mr. Cooke receives a car allowance.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards held by each of our named executive officers and our Chief Financial Officer as of December 31, 2012:

	Option Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price($)	Option Expiration Date
James W. Preuninger	93,750		206,250	1.54	9/30/2016
Chief Executive Officer

John W. Preuninger	93,750		206,250	1.54	9/30/2016
President and Chief Operating Officer

Thomas E. Conway	110,000		0	2.20	2/19/2017
Chief Financial Officer	75,000 34,375 12,500		0 15,625 27,500	1.54 1.54 1.54	1/31/2018 2/11/2020 9/30/2021

Albert C. Cooke III	30,000	*	0	0.25	4/28/2013
Vice President Global Sales	70,000 46,120 60,000 34,375 12,500	*	0 0 0 15,625 27,500	0.25 0.56 2.20 1.54 1.54	11/24/2013 1/26/2015 1/24/2017 2/11/2020 9/30/2021

*	Subsequently exercised.
(1)	The listed options vest over four years as follows: 25% at the first year anniversary of the grant date and 6.25% at the end of each quarter thereafter. In addition, in the event the grantee is terminated by us without cause or by the grantee for good reason within one year following a “change of control,” 100% of the remaining unvested option shares become vested and exercisable in accordance with the terms of the plan.

Employment Agreements

We expect to enter into separate employment agreements with James W. Preuninger and John W. Preuninger prior to completion of this offering, the terms of which are expected to be disclosed in an amendment to the registration statement of which this prospectus is a part.

Change in Control Agreements

We entered into separate change in control agreements with our executive officers in 2010. Each agreement provides that if within 12 months following a “Change in Control” (as defined below) (i) the officer terminates his or her employment with us for “Good Reason” (as defined below) or (ii) we terminate the officer’s employment without “Cause” (as defined below), the officer is entitled to receive the following severance benefits from us:

•	a single lump sum severance payment in an amount equal to 12 months’ salary, payable no later than 60 days following termination;

•	immediate vesting of 100% of the officer’s then outstanding and unvested equity awards as of the date of his or her termination of employment; and

•	payment by us of the premiums for the officer’s group health continuation coverage for the 12-month period following the officer’s termination of employment or until the date that the officer’s COBRA continuation coverage expires.

Receipt of the severance benefits is subject to execution by the officer of release of claims in a form reasonably acceptable to us.

In the event that the severance and other benefits provided for in the agreements constitute “parachute payments,” subject to excise tax, then the officer’s severance benefits may be adjusted so as to result in receipt by the officer on an after-tax basis of the greatest amount of severance benefits.

As defined in the agreements:

•	“Cause” means (i) the officer’s willful and continued failure to perform his or her duties and responsibilities after receipt of written demand for performance from us describing the basis for our belief that the officer has not substantially performed his or her duties and providing a reasonable period (not to exceed between 15 and 30 days) to take corrective action, (ii) any material act of personal dishonesty taken by the officer in connection with his responsibilities as an employee with the intention that such action may result in the substantial personal enrichment of the officer, (iii) the officer’s conviction of, or plea of nolo contendere to, a felony that our Chief Executive Officer reasonably believes has had or will have a material detrimental effect on our reputation or business, or (iv) a material breach of any agreement by and between the officer and us which material breach has not been cured within 15 to 30 days of written notice from us.

•	a “Change in Control” occurs on: (i) the date that any one person or group acquires (i) assets from us that have a total gross fair market value equal or greater than 80 percent of our company, or (ii) ownership of our stock that constitutes more than 50 percent of the total fair market value or total voting power of our stock . A Change in Control shall not include any transaction effected primarily for the purpose of financing us with cash or the initial public offering of our common stock or for reincorporation purposes.

•	“Good Reason” means the occurrence of any of the following, without the officer’s express written consent: a material reduction (i) of the officer’s authority, duties or responsibilities, or (ii) in the officer’s base and/or variable compensation; a material change in the geographic location at which the officer must perform his or her services greater than 50 miles; our failure to obtain the assumption of the agreements by any of our successors; or any material breach or violation of a material provision of the agreements by us.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits the tax deduction of public companies for compensation in excess of $1.0 million paid to their chief executive officer and the three most highly compensated executive officers (other than the chief financial officer) at the end of any fiscal year unless the compensation qualifies as “performance-based compensation.” Prior to the offering, compensation paid to our executive officers is not subject to the limitations on deductions imposed by Section 162(m). We expect that our compensation committee’s policy going forward with respect to Section 162(m) is to make a reasonable effort to cause compensation to be deductible by us while simultaneously providing our executive officers with appropriate rewards for their performance. However, our compensation committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards to exceed the limitation under Section 162(m) if it determines that such action is appropriate and in our best interests.

Equity Incentive Plans

2002 Stock Option Plan

Our board of directors adopted, and our stockholders approved, our 2002 Stock Option Plan in November 2002. The plan was most recently amended in September 2011. We refer to this plan, as amended, as the 2002 plan.

The 2002 plan covers the grant of awards to our employees (including officers), non-employee consultants and advisors and non-employee directors or of an affiliate of ours. Under the terms of the 2002 plan, an aggregate of 4,939,270 shares of our common stock are authorized for delivery in settlement of awards (including incentive stock options). The 2002 plan expired in 2012 and we are making no further grants under the 2002 plan; however, we may still deliver shares upon the exercise of outstanding options. As of June 30,

2013, options to purchase an aggregate of 3,099,393 shares of common stock were outstanding under our 2002 plan.

The 2002 plan is administered by the compensation committee. The committee has the authority to effect (i) the cancellation of any or all outstanding awards and the grant of new awards covering the same or different numbers of shares and having an exercise or purchase price which may be the same as or different than the exercise or purchase price of the cancelled awards, or (ii) the amendment of the terms of any and all outstanding awards. No such action may adversely impair the rights of a grantee (or any permitted transferee) under any outstanding award without the consent of the grantee (or transferee). The committee may in its discretion accelerate the vesting or exercisability of an award at any time or on the basis of any specified event.

The 2002 plan specifies that the award agreements may provide for accelerated vesting upon a “change of control.” Our form of employee option award agreement provides that, in the event the grantee is terminated by the us without cause or by the grantee for good reason within one year following a “change of control” of our company, 100% of the remaining unvested option shares become vested and exercisable in accordance with the terms of the plan.

2012 Omnibus Incentive Compensation Plan

On October 24, 2012, our board of directors adopted the Amber Road, Inc. 2012 Omnibus Incentive Compensation Plan, or the 2012 plan. Our stockholders are expected to approve the 2012 plan prior to completion of this offering. The 2012 plan replaced our 2002 Stock Option Plan, which expired in 2012.

General

The 2012 plan covers the grant of awards to our employees (including officers), non-employee consultants and non-employee directors and those of our affiliates. Under the terms of the 2012 plan, an aggregate of 1,599,605 shares of our common stock, without par value, are authorized for delivery in settlement of awards (including incentive stock options). Of such number, as of June 30, 2013, 1,145,000 shares are issuable upon exercise of currently outstanding awards.

We expect that the compensation committee of the board of directors will administer the 2012 plan. The committee may delegate any or all of its administrative authority to our Chief Executive Officer or to a management committee except with respect to awards to executive officers who are subject to Section 16 of the Exchange Act and awards that are intended to comply with the performance-based exception to tax deductibility limitations under Section 162(m) of the Internal Revenue Code. In addition, the full board of directors must serve as the committee with respect to any awards to our non-employee directors.

The stock delivered to settle awards made under the 2012 plan may be authorized and unissued shares or treasury shares, including shares repurchased by us for purposes of the 2012 plan. If any shares subject to any award granted under the 2012 plan (other than a substitute award) is forfeited or otherwise terminated without delivery of such shares (or if such shares are returned to us due to a forfeiture restriction under such award), the shares subject to such awards will again be available for issuance under the 2012 plan. However, any shares that are withheld or applied as payment for shares issued upon exercise of an award or for the withholding or payment of taxes due upon exercise of the award will continue to be treated as having been delivered under the 2012 plan and will not again be available for grant under the 2012 plan.

If a dividend or other distribution (whether in cash, shares of common stock or other property), recapitalization, forward or reverse stock split, subdivision, consolidation or reduction of capital, reorganization, merger, consolidation, scheme of arrangement, split-up, spin-off or combination involving us or repurchase or exchange of our shares or other securities, or other rights to purchase shares of our securities or other similar transaction or event affects our common stock such that the committee determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits (or potential benefits) provided to grantees under the 2012 plan, the committee will make an equitable change or adjustment as it deems appropriate in the number and kind of securities subject to awards (whether or not then outstanding) and the related exercise price relating to an award.

The maximum number of shares of our common stock that are subject to awards granted to any individual in a single calendar year may not exceed one million shares. In addition, the maximum value of all awards to be settled in cash or property other than our common stock that may be granted to any individual in a single calendar year may not exceed $1 million. These limitations apply to the calendar year in which the awards are granted and not the year in which such awards settle.

Types of Awards

The 2012 plan permits the granting of any or all of the following types of awards to all grantees:

•	stock options, including incentive stock options, or ISOs;

•	stock appreciation rights, or SARs;

•	restricted shares;

•	deferred stock and restricted stock units;

•	performance units and performance shares;

•	dividend equivalents;

•	bonus shares;

•	other stock-based awards; and

•	cash incentive awards.

Generally, awards under the 2012 plan are granted for no consideration other than prior and future services. Awards granted under the 2012 plan may, in the discretion of the committee, be granted alone or in addition to, in tandem with or in substitution for, any other award under the 2012 plan or other plan of ours; provided, however, that if an SAR is granted in tandem with an ISO, the SAR and ISO must have the same grant date and term and the exercise price of the SAR may not be less than the exercise price of the ISO. The material terms of each award will be set forth in a written award agreement between the grantee and us.

Stock Options and SARs

The committee is authorized to grant SARs and stock options (including ISOs except that an ISO may only be granted to an employee of ours or one of our subsidiary corporations). A stock option allows a grantee to purchase a specified number of shares of our common stock at a predetermined price per share (the “exercise price”) during a fixed period measured from the date of grant. An SAR entitles the grantee to receive the excess of the fair market value of a specified number of shares on the date of exercise over a predetermined exercise price per share. The exercise price of an option or an SAR will be determined by the committee and set forth in the award agreement but the exercise price may not be less than the fair market value of a share of common stock on the grant date. The term of each option or SAR is determined by the committee and set forth in the award agreement, except that the term may not exceed 10 years. Options may be exercised by payment of the purchase price through one or more of the following means: payment in cash (including personal check or wire transfer), by delivering shares of our common stock previously owned by the grantee, or with the approval of the committee, by delivery of shares of our common stock acquired upon the exercise of such option or by delivering restricted shares. The committee may also permit a grantee to pay the exercise price of an option through the sale of shares acquired upon exercise of the option through a broker-dealer to whom the grantee has delivered irrevocable instructions to deliver sales proceeds sufficient to pay the purchase price to us.

Restricted Shares

The committee may award restricted shares consisting of shares of our common stock which remain subject to a risk of forfeiture and may not be disposed of by grantees until certain restrictions established by the committee lapse. The vesting conditions may be service-based (i.e., requiring continuous service for a specified period) or performance-based (i.e., requiring achievement of certain specified performance objectives) or both. A grantee receiving restricted shares will have all of the rights of a stockholder, including the right to vote the shares and the right to receive any dividends, except as otherwise provided in the award agreement. Upon termination of the grantee’s affiliation with us during the restriction period (or, if applicable, upon the failure to satisfy the specified performance objectives during the restriction period), the restricted shares will be forfeited as provided in the award agreement.

Restricted Stock Units and Deferred Stock

The committee may also grant restricted stock unit awards and/or deferred stock awards. A deferred stock award is the grant of a right to receive a specified number of shares of our common stock at the end of specified deferral periods or upon the occurrence of a specified event, which satisfies the requirements of Section 409A of the Internal Revenue Code. A restricted stock unit award is the grant of a right to receive a specified number of shares of our common stock upon lapse of a specified forfeiture condition (such as completion of a specified period of service or achieved of certain specified performance objectives). If the service condition and/or specified performance objectives are not satisfied during the restriction period, the award will be lapse without the issuance of the shares underlying such award.

Restricted stock units and deferred stock awards carry no voting or other rights associated with stock ownership. The award agreement will provide whether grantees may receive dividend equivalents with respect to restricted stock units or deferred stock, and if so, whether such dividend equivalents are distributed when credited or deemed to be reinvested in additional shares of restricted stock units or deferred stock.

Performance Units

The committee may grant performance units, which entitle a grantee to cash or shares conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the committee and reflected in the award agreement. The initial value of a performance unit will be determined by the committee at the time of grant. The committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the award agreement.

Performance Shares

The committee may grant performance shares, which entitle a grantee to a certain number of shares of common stock, conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the committee and reflected in the award agreement. The committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the award agreement.

Bonus Shares

The committee may grant fully vested shares of our common stock as bonus shares on such terms and conditions as specified in the award agreement.

Dividend Equivalents

The committee is authorized to grant dividend equivalents which provide a grantee the right to receive payment equal to the dividends paid on a specified number of shares of our common stock. Dividend equivalents may be paid directly to grantees or may be deferred for later delivery under the 2012 plan. If deferred such dividend equivalents may be credited with interest or may be deemed to be invested in shares of our common stock or in other property. No dividend equivalents may be granted in conjunction with any grant of stock options or SARs.

Cash Incentive Awards

The committee may grant cash incentive awards to any eligible person in such amounts and upon such terms, including the achievement of specific performance goals during the applicable performance period, as the committee may determine. An eligible person may have more than one cash incentive award outstanding at any time. For instance, the committee may grant an eligible employee one cash incentive award with a calendar year performance period as an annual incentive bonus and a separate cash incentive award with a multi-year performance period as a long-term cash incentive bonus.

The committee shall establish performance goals applicable to each cash incentive award in its discretion and the amount that will be paid to the grantee pursuant to such cash incentive award if the applicable performance goals for the performance period are met. If an eligible person earns the right to receive a payment with respect to a cash incentive award, such payment will be made in cash in accordance with the terms of the award agreement. If the award agreement does not specify a payment date with respect to a cash incentive award, payment of the cash incentive award will be made no later than the 15th day of the third month following the end of the taxable year of the grantee or our fiscal year during which the performance period ends.

Other Stock-Based Awards

In order to enable us to respond to material developments in the area of taxes and other legislation and regulations and interpretations thereof, and to trends in executive compensation practices, the 2012 plan authorizes the committee to grant awards that are valued in whole or in part by reference to or otherwise based on our securities. The committee determines the terms and conditions of such awards, including consideration paid for awards granted as share purchase rights and whether awards are paid in shares or cash.

Performance-Based Awards

The committee may require satisfaction of preestablished performance goals, consisting of one or more business criteria and a targeted performance level with respect to such criteria, as a condition of awards being granted or becoming exercisable or payable under the 2012 plan, or as a condition to accelerating the timing of such events.

The committee has the discretion to adjust the determinations of the degree of attainment of the preestablished performance goals; provided, however, that awards which the committee intends to qualify for the performance-based exception to the tax deduction limitations under Internal Revenue Code Section 162(m) may not be adjusted upward unless the committee intends to amend the award to no longer qualify for the performance-based exception. The committee retains the discretion in all events to adjust such awards downward.

Awards may be settled in cash, stock, other awards or other property, in the discretion of the committee.

Change of Control

If there is a merger or consolidation of us with or into another corporation or a sale of substantially all of our stock, or a Corporate Transaction, and the outstanding awards are not assumed by surviving company (or its parent company) or replaced with economically equivalent awards granted by the surviving company (or its parent company), the committee will cancel any outstanding awards that are not vested and nonforfeitable as of the consummation of such Corporate Transaction (unless the committee accelerates the vesting of any such awards) and with respect to any vested and nonforfeitable awards, the committee may either (i) allow all grantees to exercise options and SARs within a reasonable period prior to the consummation of the Corporate Transaction and cancel any outstanding options or SARs that remain unexercised upon consummation of the Corporate Transaction, or (ii) cancel any or all of such outstanding awards (including options and SARs) in exchange for a payment (in cash, or in securities or other property) in an amount equal to the amount that the grantee would have received (net of the exercise price with respect to any options or SARs) if the vested awards were settled or distributed or such vested options and SARs were exercised immediately prior to the consummation of the Corporate Transaction. If an exercise price of the option or SAR exceeds the fair market value of our common stock and the option or SAR is not assumed or replaced by the surviving company (or its parent company), such options and SARs will be cancelled without any payment to the grantee.

Amendment to and Termination of the 2012 Plan

The 2012 plan may be amended, altered, suspended, discontinued or terminated by our board of directors without further stockholder approval, unless such approval of an amendment or alteration is required by law or regulation or under the rules of any stock exchange or automated quotation system on which the common stock is then listed or quoted. Thus, stockholder approval will not necessarily be required for amendments which might increase the cost of the 2012 plan or broaden eligibility. Stockholder approval will not be deemed to be required under laws or regulations that condition favorable treatment of grantees on such approval, although our board of directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable.

In addition, subject to the terms of the 2012 plan, no amendment or termination of the 2012 plan may materially and adversely affect the right of a grantee under any award granted under the 2012 plan.

Unless earlier terminated by our board of directors, the 2012 plan will terminate when no shares remain reserved and available for issuance or, if earlier, on October 23, 2022.

401(k) Plan

We maintain a defined contribution employee savings plan, or 401(k) plan, for our employees. All of our employees (other than residents of Puerto Rico) are eligible to participate in the 401(k) plan as of the first day of the month following the later of the employee’s employment commencement date or the date the employee attains age 21. Participants are able to defer up to 90% of their eligible compensation subject to applicable annual Code limits. Participant contributions may be made on a pre-tax basis (401(k) contributions) or on an after-tax basis (Roth 401(k) contributions). The 401(k) plan permits us to make profit sharing contributions and/or matching contributions to eligible participants, although such contributions are not required. We have not made any profit sharing contributions or matching contributions during the years ended December 31, 2012, 2011 or 2010. Participants’ pre-tax 401(k) contributions and Roth 401(k) contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Contributions that we make, if any, are subject to vesting in 20% annual increments starting after the participant has completed two years of service; employees are immediately and fully vested in their own pre-tax 401(k) contributions and after-tax Roth 401(k) contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitations on Liability and Indemnification Matters

Upon completion of this offering, our certificate of incorporation will contain provisions that limit the liability of our current and former directors and officers for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors and officers in connection with certain legal proceedings.

The limitation of liability and indemnification provisions in our certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

There have been no transactions since January 1, 2010 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Executive Compensation” and “Management—Director Compensation,” and other than the transactions described below. For a description of severance and change of control arrangements that we have entered into with some of our executive officers, see the section of this prospectus entitled “Executive Compensation —Change in Control Agreements.”

Sales of Series E Preferred Stock

In July 2010, we entered into a Series E Preferred Stock Purchase Agreement pursuant to which we issued and sold to Goldman, Sachs & Co., or Goldman Sachs, an aggregate of 4,472,671 shares of our Series E Preferred Stock at a purchase price of $3.3537 per share, for total consideration of $15.0 million. Each share of our Series E Preferred Stock will convert into one share of our common stock as of the time immediately prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering). Goldman Sachs holds approximately 15.7% of our capital stock.

Promissory Notes

In January and October 2005, our Chief Executive Officer and board member James W. Preuninger, and our President, Chief Operating Officer and board member John W. Preuninger purchased restricted shares of common stock from us. Under the stock purchase agreements, the shares were subject to repurchase by us under certain conditions, including termination of employment or in the event of a corporate transaction, as defined in the agreements. Pursuant to these agreements, we agreed to loan James W. Preuninger and John W. Preuninger, on a nonrecourse basis, an aggregate of $960,599 to permit them to satisfy their tax liabilities. The loans bear interest at an annual rate of 4.75% and are repayable upon the earlier of (i) 15 years following the date of the loans or (ii) upon each sale or other disposition by the purchasers of any shares to a third party, until the balance of the loans has been paid in full. Our sole remedy with respect to the unpaid principal and interest on the loans is to cause an adequate number of the purchased shares to be returned to us in complete satisfaction of the balance due.

The principal amounts outstanding under the relating promissory notes since January 1, 2010, and accrued and unpaid interest as of June 30, 2013, have been as follows:

Name	Issuance Date of Promissory Note	Principal Amount Held	Accrued and Unpaid Interest as of June 30, 2013
James W. Preuninger	January 3, 2005	$178,289	$86,061
James W. Preuninger	October 10, 2005	$315,509	$135,947

John W. Preuninger	January 3, 2005	$169,411	$81,775
John W. Preuninger	October 10, 2005	$297,390	$128,140

These non-recourse loans have been repaid or forgiven prior to the initial filing of the registration statement of which this prospectus forms a part, in compliance with Section 402 of the Sarbanes-Oxley Act of 2002.

Fourth Amended and Restated Investor Rights Agreement

We entered into a Fourth Amended and Restated Investor Rights Agreement with the holders of all series of our preferred stock, including Messrs. James and John Preuninger, funds affiliated with Cross Atlantic Capital Partners, Inc. (or Cross Atlantic), Updata Partners, Goldman, Sachs & Co. and NJTC Venture Fund SBIC, LP (now NJTC Investment Fund, Ltd.). The Fourth Amended and Restated Investor Rights Agreement, among other things, grants these stockholders specified registration rights with respect to shares of our common stock, including shares of common stock issued or issuable upon conversion of the shares of preferred stock held by them and any shares issued as dividends, and obligates us to deliver periodic financial statements to some of the stockholders who are parties to the investor rights agreement.

For more information regarding the registration rights provided in this agreement, please refer to the section titled “Description of Capital Stock—Registration Rights.” The provisions of this agreement other than those relating to registration rights will terminate as of the time immediately prior to the effectiveness of the registration statement to which this prospectus relates. This summary discusses material provisions of the investor rights agreement and is qualified by the full text of the agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Fourth Amended and Restated Shareholders Agreement

Pursuant to our Fourth Amended and Restated Shareholders Agreement, holders of a majority of the outstanding shares of each of our Series A, B and E Preferred Stock are entitled to elect one director to our board of directors, for as long as at least 10% of that series of preferred stock remains issued and outstanding. In addition, Messrs. James and John Preuninger are entitled to elect a total of two directors to our board of directors. The remaining three directors are elected by holders of a majority of the outstanding shares of our preferred stock and holders of a majority of the outstanding shares of our common stock, each voting as a separate class.

If at any time any of the stockholders, other than the holders of Series E Preferred Stock, desires to sell any shares of our common stock or preferred stock, the selling stockholder has to submit a written offer to sell such shares to us. If we decline to purchase the shares, one of the other investors may do so. In addition, if a founder (who then holds at least 5% of the outstanding common stock on an as converted and exercised basis) desires to sell all or any of their common stock in certain circumstances, the founder must arrange to give each other investor the right to sell to the proposed buyer at the same price and under the same conditions on a pro-rata basis. The Fourth Amended and Restated Shareholders Agreement furthermore contains preemptive rights and bring-along rights. The agreement will terminate upon the completion of this offering.

Arrangements with Executive Officers and Directors

For a description of the compensation arrangements we have with our executive officers and directors, see “Executive Compensation—Employment Agreements,” “Executive Compensation—Change in Control Agreements” and “Management—Director Compensation.”

Indemnification Agreements

Our certificate of incorporation will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board.

In addition, we intend to enter into indemnification agreements with each of our directors and executive officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Related Person Transaction Policy

Prior to this offering, we did not have a formal policy regarding approval of transactions with related persons. In connection with this offering, we adopted a written related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, (i) a related person is any person who is an executive officer, director, director nominee, or a beneficial owner of more than 5% of any class of our voting securities, or any immediate family member such any such persons, and (ii) a related person transaction, subject to certain exceptions, is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or will be a participant, where the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest in the transaction.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, such transaction must be reported to our General Counsel, and be reviewed and approved by the Audit Committee of our Board of Directors. In addition, under our Code of Business Conduct & Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our Audit Committee, will take into account the relevant available facts and circumstances including, but not limited to:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person‘s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our Audit Committee will review all relevant information available to it about the related person transaction. The Audit Committee may approve or ratify the related person transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The Audit Committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of June 30, 2013, and as adjusted to reflect the sale of common stock in this offering, by:

•	each person or entity known by us to beneficially own more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers and our Chief Financial Officer;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2013, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Amber Road, Inc., One Meadowlands Plaza, East Rutherford, New Jersey 07073.

Each stockholder’s percentage ownership before the offering is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is based on 7,478,858 shares of our common stock outstanding as of June 30, 2013, plus 20,948,384 shares of common stock into which our preferred stock outstanding will convert as of the time immediately prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering). Each stockholder’s percentage ownership after the offering assumes the issuance of an estimated              shares of our common stock offered hereby.

	Shares Beneficially Owned Prior to Offering			Shares Offered	Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number	Percent			Number	Percent
Cross Atlantic(1)	10,007,686	35.2
Updata Partners(2)	5,332,099	18.8
Goldman, Sachs & Co.(3)	4,472,671	15.7
NJTC Investment Fund, L.P.(4)	2,028,512	7.1
James W. Preuninger(5)	3,275,177	11.5
John W. Preuninger(6)	3,081,708	10.8
Albert C. Cooke III(7)	267,370		*
Thomas E. Conway(8)	246,250		*
Donald R. Caldwell(9)	10,007,686	35.2
Bernard M. Goldsmith(10)	5,332,099	18.8
Kenneth M. Harvey(11)	252,284		*
Rudy C. Howard(12)	50,000		*
Antoine Munfa(13)	0	—
Barry M.V. Williams(14)	140,991		*
All current executive officers and directors	23,727,581	78.2%

*	Less than 1.0%
(1)

Consists of 2,000,000 shares of Series A Preferred Stock, 1,225,256 shares of Series C Preferred Stock and 385,601 shares of common stock held by Cross Atlantic Technology Fund II, L.P.; 2,000,000 shares of Series A Preferred Stock, 1,225,257 shares of Series C Preferred Stock and 385,600 shares of common stock held by The Co-Investment 2000 Fund, L.P.; and 520,000 shares of Series A Preferred Stock, 84,952 shares of

Series C Preferred Stock, 2,080,764 shares of Series D Preferred Stock and 100,256 shares of common stock held by The Co-Investment Fund II, L.P. Cross Atlantic Capital Partners, Inc. is the investment manager for Cross Atlantic Technology Fund II, L.P., The Co-Investment 2000 Fund, L.P. and The Co-Investment Fund II, L.P. and has voting and investment power over the securities held in these funds. The general partners of these funds are XATF Management II, L.P., Co-Invest Management, L.P. and Co-Invest Management II, L.P., respectively. The sole shareholder of Cross Atlantic Capital Partners, Inc. is The Donald R. Caldwell (2009) Irrevocable Trust, of which Timothy Speiss serves as trustee. Mr. Caldwell also serves as the chairman and chief executive officer of Cross Atlantic Capital Partners, Inc. The other directors and executive officers of Cross Atlantic Capital Partners, Inc. are: Frederick Tecce and Brian Adamsky. Mr. Caldwell, The Donald R. Caldwell (2009) Irrevocable Trust and Cross Atlantic Capital Partners, Inc. may therefore be deemed to be the beneficial owners of the securities held by Cross Atlantic Technology Fund II, L.P., The Co-Investment 2000 Fund, L.P. and The Co-Investment Fund II, L.P. Mr. Caldwell disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The address of Cross Atlantic Capital Partners, Inc., Cross Atlantic Technology Fund II, L.P., The Co-Investment 2000 Fund, L.P., The Co-Investment Fund II, L.P., The Donald R. Caldwell (2009) Irrevocable Trust and Mr. Caldwell is Five Radnor Corp Center, Suite 555, 100 Matsonford Rd, Radnor, Pennsylvania 19087.
(2)	Includes 270,000 shares of Series A Preferred Stock, 1,297,498 shares of Series B Preferred Stock, 2,167,886 of Series C Preferred Stock, 498,486 shares of Series D Preferred Stock and 52,056 shares of common stock held by Updata Partners III, L.P.; 441,487 shares of Series B Preferred Stock and 389,113 shares of Series C Preferred Stock held by Updata Venture Partners II, L.P.; 86,246 shares of Series B Preferred Stock and 76,015 shares of Series C Preferred Stock held by Updata Venture Partners II B, L.P.; and 28,337 shares of Series B Preferred Stock and 24,975 shares of Series C Preferred Stock held by UVP II Executive Fund, L.P. Bernard Goldsmith is the general partner of each of these funds. Mr. Goldsmith may therefore be deemed to be the beneficial owner of the securities held by these entities. Mr. Goldsmith disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The address for these entities and Mr. Goldsmith is 2445 M. Street NW, Washington, D.C. 20037.
(3)	Consists of 4,472,671 shares of Series E Preferred Stock. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc. disclaims beneficial ownership of the shares of common stock owned by Goldman, Sachs & Co., except to the extent of its pecuniary interest therein. The address for The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. is 200 West Street, New York, New York 10282.
(4)	Includes 1,610,000 shares of Series A Preferred Stock, 17,970 shares of Series C Preferred Stock, 90,134 shares of Series D Preferred Stock and 310,408 shares of common stock held by NJTC Investment Fund, L.P., formerly known as NJTC Venture Fund SBIC, L.P. The general partner of the NJTC Investment Fund, L.P. is NJTC Investment Partners, LLC. James T. Gunton, Joseph G. Falkenstein and Robert M. Chefitz are the Members representing 80% of the ownership interests of NJTC Investment Partners, LLC and constitute all of the Managers of NJTC Investment Partners, LLC. NJTC Investment Partners, LLC, Mr. Falkenstein, Mr. Chefitz and Mr. Gunton may therefore be deemed to be the beneficial owner of the shares of capital stock held by NJTC Investment Fund, L.P. Messrs. Gunton, Falkenstein and Chefitz disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The address of the NJTC Investment Fund, L.P., NJTC Investment Partners, LLC, Mr. Falkenstein, Mr. Chefitz and Mr. Gunton is 1001 Briggs Road, Suite 280, Mount Laurel, New Jersey 08054.
(5)	Mr. James W. Preuninger is our Chief Executive Officer and a director. Includes 150,000 shares of Series A Preferred Stock, 2,993,927 shares of common stock and options to purchase 131,250 shares of common stock (representing that portion of options to purchase an aggregate of 500,000 shares of common stock that has vested or will vest within 60 days of the date of this table).
(6)	Mr. John W. Preuninger is our President and Chief Operating Officer and a director. Includes 75,000 shares of Series A Preferred Stock, 2,875,458 shares of common stock and options to purchase 131,250 shares of common stock (representing that portion of options to purchase an aggregate of 500,000 shares of common stock that has vested or will vest within 60 days of the date of this table).

(7)	Mr. Cooke is our Vice President, Global Sales. Consists of 100,000 shares of common stock and options to purchase 167,370 shares of common stock (representing that portion of options to purchase an aggregate of 231,120 shares of common stock that has vested or will vest within 60 days of the date of this table)
(8)	Mr. Conway is our Chief Financial Officer. Consists of options to purchase 246,250 shares of common stock (representing that portion of options to purchase 330,000 shares of common stock that has vested or will vest within 60 days of the date of this table).
(9)	Mr. Caldwell is one of our directors. See footnote (1).
(10)	Mr. Goldsmith is one of our directors. See footnote (2).
(11)	Mr. Harvey is one of our directors. Includes of 100,000 shares of Series A Preferred Stock, 16,337 shares of Series C Preferred Stock and 19,280 shares of common stock, all held by a family trust, of which Mr. Harvey is the trustee. Furthermore includes options to purchase 116,667 shares of common stock (representing that portion of options to purchase 120,000 shares of common stock that has vested or will vest within 60 days of the date of this table).
(12)	Mr. Howard is one of our directors. Includes options to purchase 50,000 shares of common stock (representing that portion of options to purchase 120,000 shares of common stock that has vested or will vest within 60 days of the date of this table).
(13)	Mr. Munfa is one of our directors.
(14)	Mr. Williams is one of our directors. Consists of fully vested options to purchase 140,991 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes the most important terms of our capital stock as they are expected to be in effect upon the completion of this offering. The descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

Upon the completion of this offering, our amended and restated certificate of incorporation, or our certificate of incorporation, will authorize us to issue up to              shares of common stock, $0.001 par value per share, and              shares of preferred stock, $0.001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of                     , 2013, after giving effect to the conversion of all outstanding preferred stock into shares of common stock, there would have been              shares of common stock issued and outstanding, held of record by              stockholders.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and our amended and restated bylaws that will be in effect following the completion of this offering, or our bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

All currently outstanding shares of convertible preferred stock will be converted automatically into common stock as of the time immediately prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering).

Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

We have no present plans to issue any shares of preferred stock.

Options

As of June 30, 2013, under our 2002 plan, options to purchase an aggregate of 3,099,393 shares of common stock were outstanding and under our 2012 plan, options to purchase an aggregate of 1,145,000 shares of common stock were outstanding. For additional information regarding the terms of the 2002 plan and the 2012 plan, see “Executive Compensation—Equity Incentive Plans.”

Warrants

We have outstanding an immediately exercisable warrant to purchase 368,182 shares of our common stock at an exercise price of $2.20 per share, which warrant expires on March 26, 2014.

Our outstanding warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant also contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

We have also granted registration rights to the warrant holder, as more fully described below under “—Registration Rights.”

Registration Rights

We and the holders of our existing convertible preferred stock are parties to the Fourth Amended and Restated Investor Rights Agreement. The registration rights provisions of this agreement provide those holders with demand and piggyback registration rights with respect to the shares of common stock currently held by them and issuable to them upon conversion of our convertible preferred stock in connection with this offering.

Pursuant to the terms of our currently outstanding warrant to purchase common stock held by an entity who is not party to the Fourth Amended and Restated Investor Rights Agreement, the holder of the warrant has piggyback registration rights with respect to common stock issuable upon exercise of the warrant on the same terms as are set forth in the Fourth Amended and Restated Investor Rights Agreement.

Demand Registration Rights

At any time beginning on July 16, 2013, any holder may request that we register at least 25% of the shares issuable upon conversion of our convertible preferred stock issued to such holder, or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5,000,000. We will only be required to file five registration statements upon exercise of these demand registration rights. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we are required to effect the registration as soon as reasonably possible. An aggregate of              shares of common stock are entitled to these demand registration rights.

Piggyback Registration Rights

At any time after the completion of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares of common stock that are issued upon conversion of our convertible preferred stock and the holder of our currently outstanding warrant and the holders of our common stock issued in connection with our acquisition of EasyCargo will each be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. An aggregate of              shares of common stock will be entitled to these piggyback registration rights.

Registration on Form S-3

At any time after we become eligible to file a registration statement on Form S-3, holders of shares of our common stock that are issued upon conversion of our convertible preferred stock and the holder of our currently outstanding warrant will each be entitled, upon their written request, to have such shares registered by us on a Form S-3 registration statement at our expense, provided that such requested registration has an anticipated aggregate offering size to the public of at least $500,000 and subject to other specified conditions and limitations. An aggregate of              shares of common stock will be entitled to these Form S-3 registration rights.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights granted under the Fourth Amended and Restated Investor Rights Agreement will terminate, with respect to a particular holder, at such time as that holder and its affiliates may sell all of their shares of common stock pursuant to Rule 144 under the Securities Act of 1933, as amended, during any 90 day period.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our certificate of incorporation will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and our bylaws will also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our certificate of incorporation and bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our bylaws will also provide that only our chairman of the board, Chief Executive Officer (or if there is no Chief Executive Officer, the President) or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our certificate of incorporation and bylaws will provide that the stockholders cannot amend the provisions described above except by a vote of 66 2⁄3% or more of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede any attempt to effect a change of control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management.

As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our certificate of incorporation will provide that the Court of Chancery of the state of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in some other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in such action.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent’s address is                     .

Stock Exchange Listing

There is currently no established public trading market for our common stock. We have applied to list our common stock on the              under the trading symbol “        .” There can be no assurance that this listing application will be granted.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no market for our common stock. We cannot predict the effect, if any, that sales of shares of common stock to the public or the availability of shares for sale to the public will have on the market price of the common stock prevailing from time to time. Nevertheless, if a significant number of shares of common stock are sold in the public market, or if people believe that such sales may occur, the prevailing market price of our common stock could decline and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, the              shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and are restricted securities. Of these shares, a total of              million shares are subject to lock-up agreements with the underwriters or provisions of our equity compensation plans that provide that the holders of those shares may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. The restrictions imposed by the lock-up agreements and these provisions of our equity compensation plans will be in effect for a period of at least 180 days after the date of this prospectus. At any time and without notice, Stifel, Nicolaus & Company Incorporated may, in its sole discretion, release some or all of the securities from these lock-up agreements. The following table describes the number of outstanding shares that will become eligible for sale in the public market on several relevant dates, assuming no extension of the lock-up agreements, and assuming no resale registration statement is filed by us for the benefit of the holders of registration rights. See “Description of Capital Stock—Registration Rights.”

Relevant Dates	Approximate Number of Shares Eligible for Future Sale	Comments
On effective date	million	Shares sold in this offering and shares not subject to lock-up provisions.

181 days after effective date	million	All shares subject to lock-up agreements released.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the lock-up period described above, additional shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provision of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. A total of              of the Rule 701 shares are subject to lock-up agreements or provisions of our equity compensation plans that restrict transfers during the effectiveness of the lock-up agreements and will only become eligible for sale at the earlier of (1) the expiration of the 180-day lock-up agreements and (2) no sooner than 90 days after the offering upon obtaining the prior written consent of Stifel, Nicolaus & Company, Incorporated.

Registration of Shares in Connection with Compensatory Benefit Plans

We are unable to estimate the number of shares that will be sold under Rules 144 or 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors. We intend to file a registration statement on Form S-8 under the Securities Act covering, among other things, shares of common stock covered by outstanding options under our stock plans. Based on the number of shares covered by outstanding options as of June 30, 2013 and currently reserved for issuance under the stock plans, the registration statement on Form S-8 would cover approximately              million shares. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately, after complying with Rule 144 volume limitations applicable to affiliates, with applicable lock-up agreements, and with the vesting requirements and restrictions on transfer affecting any shares that are subject to restricted stock awards.

Registration Rights

After the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, holders of              shares of common stock will be entitled to specific rights to register those shares for sale in the public market. If the underwriters exercise their option to purchase additional shares in full, the number of shares subject to registration rights will be reduced to             . See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes or the alternative minim tax or the Medicare contribution tax. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax or Medicare contribution tax, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, “controlled foreign corporations,” “passive foreign investment companies,” certain former U.S. citizens or long-term residents or non-U.S. holders holding shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment).

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

We do not intend to declare or pay any dividends on our common stock in the foreseeable future. If we do make distributions on shares of our common stock, however, such distributions, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below under “Gain on Sale, Exchange or Other Disposition of Our Common Stock.” Any such distribution will also be subject to the discussion below under the heading “FATCA.”

Distributions treated as dividends that are paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence (but only if the holder qualifies for the benefits of such treaty), unless the dividends are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States. Such effectively connected dividends are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (such as providing us with a properly executed IRS Form W-8ECI or successor form). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence (but only if the holder qualifies for the benefits of such treaty).

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide to us or our paying agent a valid and properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. A non-U.S. holder who provides us with an IRS Form W-8BEN or Form W-8ECI must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder will generally not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed on the net gain derived from the sale at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States); or

•	our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation.” Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. We can provide no assurance that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate (currently 28%) with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non- U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Under Code sections 1471 through 1474 (the Foreign Account Tax Compliance Act, or “FATCA”), a person who makes a withholdable payment (as defined in section 1473) to a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) must withhold at a 30% rate unless the FFI or NFFE meets certain requirements or provides certain information to the U.S. person making the payment. Withholdable payments generally include fixed or determinable annual or periodical (“FDAP”) payments (such as dividends) and gross proceeds from the sale or other disposition of any property of a type which can produce U.S.-source interest or dividends (such as our stock). FATCA withholding on U.S.-source FDAP payments (such as our dividends) is generally scheduled to commence January 1, 2014, and FATCA withholding on payments of gross proceeds (such as sales of our shares) is generally scheduled to commence January 1, 2017. As a result of FATCA, we are likely to require certain information, representations or both from stockholders that are considered FFIs or NFFEs in order for them to avoid withholding under FATCA.

UNDERWRITING

Stifel, Nicolaus & Company, Incorporated is acting as the sole book-running manager of the offering and as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Stifel, Nicolaus & Company, Incorporated
Pacific Crest Securities LLC
Canaccord Genuity Inc.
Needham & Company, LLC
Raymond James & Associates, Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount paid by the us	$	$	$
Underwriting discount paid by the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering payable by us, not including the underwriting discount, are estimated at $ million, including an amount not to exceed $30,000 that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred in connection with this offering.

Among the factors the underwriters will consider in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of these factors compared to the market valuations of companies in related businesses. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Underwriters’ Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters to purchase up to an additional              shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors, and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for a period ending 180 days after the date of this prospectus without first obtaining the written consent of Stifel, Nicolaus & Company, Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

We have applied to list our common shares on the              under the trading symbol “        .”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares from the selling stockholders or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares from the selling stockholders. “Naked” short sales are sales in excess of the underwriters’ option to purchase additional shares from the selling stockholders. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the             , in the over-the-counter market or otherwise.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for the offering to certain of their Internet subscription customers. The underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet web sites maintained by the respective underwriters. Other than the prospectus in electronic format, the information on the respective underwriters’ web sites are not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by our company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus (the “Shares”) do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The Shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by our company from time to time.

This document as well as any other material relating to the Shares are personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of our company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

LEGAL MATTERS

The validity of the shares offered in this prospectus and certain other legal matters will be passed upon for us by Dentons US LLP, New York, New York. The underwriters are represented by Goodwin Procter LLP, Boston, Massachusetts. An investment partnership comprised of members of Dentons US LLP owns an interest representing less than 0.1% of our common stock.

EXPERTS

The consolidated financial statements of Amber Road, Inc. and subsidiaries as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 in connection with this offering. In addition, upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Upon completion of this offering, you may access these materials free of charge on our website, www.amberroad.com, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

You may also read and copy the registration statement and any other documents we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at: http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

AMBER ROAD, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Amber Road, Inc.:

We have audited the accompanying consolidated balance sheets of Amber Road, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amber Road, Inc. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania

July 12, 2013

AMBER ROAD, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	2011	2012	June 30, 2013	Pro forma June 30, 2013
			(unaudited)	(unaudited) (note 2)
Assets
Cash and cash equivalents	$5,290,349	$4,279,821	$1,980,473	$1,980,473
Accounts receivable, net	11,453,349	9,833,985	10,241,648	10,241,648
Unbilled receivables	157,669	116,018	61,794	61,794
Deferred commissions	1,907,783	2,287,986	2,581,113	2,581,113
Prepaid expenses and other current assets	1,309,174	825,376	1,503,592	1,503,592
Deferred offering costs	—	—	1,375,962	1,375,962

Total current assets	20,118,324	17,343,186	17,744,582	17,744,582
Property and equipment, net	8,013,999	10,388,772	10,678,287	10,678,287
Goodwill	21,290,501	21,290,501	21,290,501	21,290,501
Other intangibles, net	577,102	456,650	407,616	407,616
Deferred commissions	3,233,050	4,446,582	5,974,496	5,974,496
Deposits and other assets	853,387	830,678	838,902	838,902

Total assets	$54,086,363	$54,756,369	$56,934,384	$56,934,384

Liabilities and Stockholders’ Deficit
Current liabilities
Current installments of obligations under capital leases	$7,491	$230,429	$235,362	$235,362
Accounts payable	1,641,039	1,167,290	1,513,147	1,513,147
Accrued expenses	3,012,152	4,287,333	6,038,627	6,038,627
Dividends payable	—	—	—	10,512,222
Deferred revenue	18,992,291	22,242,277	23,483,531	23,483,531

Total current liabilities	23,652,973	27,927,329	31,270,667	41,782,889
Capital lease obligations, less current portion	30,091	350,145	231,260	231,260
Deferred revenue, less current portion	11,198,676	8,009,171	6,361,217	6,361,217
Revolving credit facility	—	—	3,028,525	3,028,525
Other noncurrent liabilities	1,600,069	2,118,129	3,165,475	3,165,475

Total liabilities	36,481,809	38,404,774	44,057,144	54,569,366

Commitments and contingencies (note 11)
Redeemable convertible preferred stock
Series A Redeemable Convertible Preferred Stock, no par value. Authorized, issued, and outstanding, 6,725,000 shares (liquidation value $8,900,911 at December 31, 2012)	8,891,637	8,896,604	8,899,086	—
Series B Redeemable Convertible Preferred Stock, no par value. Authorized, issued, and outstanding, 1,853,568 shares (liquidation value $6,617,778 at December 31, 2012)	6,611,111	6,614,681	6,616,465	—
Series C Redeemable Convertible Preferred Stock, no par value. Authorized, issued, and outstanding, 5,227,761 shares (liquidation value $20,187,957 at December 31, 2012)	20,183,449	20,185,862	20,187,069	—
Series D Redeemable Convertible Preferred Stock, no par value. Authorized, issued, and outstanding, 2,669,384 shares (liquidation value $10,965,829 at December 31, 2012)	10,237,819	10,795,969	10,806,992	—
Series E Redeemable Convertible Preferred Stock, no par value. Authorized 6,709,007 shares; issued and outstanding, 4,472,671 shares (liquidation value $33,750,328 at December 31, 2012)	19,427,702	23,430,629	25,839,661	—

Total redeemable convertible preferred stock	65,351,718	69,923,745	72,349,273	—

Stockholders’ (deficit) equity
Common stock, no par value. Authorized, 38,100,000 shares; issued and outstanding, 7,213,515, 7,374,858, 7,478,858 and 28,427,242 at December 31, 2011 and 2012, June 30, 2013, and June 30, 2013 (pro forma), respectively	4,200,589	5,342,267	12,250,212	74,087,263
Accumulated other comprehensive income (loss)	117,296	(180,784)	(167,970)	(167,970)
Accumulated deficit	(52,065,049)	(58,733,633)	(71,554,275)	(71,554,275)

Total stockholders’ (deficit) equity	(47,747,164)	(53,572,150)	(59,472,033)	2,365,018

Total liabilities and stockholders’ (deficit) equity	$54,086,363	$54,756,369	$56,934,384	$56,934,384

See accompanying notes to consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

				Six Months ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Revenue
Subscription	$24,538,386	$28,825,453	$32,399,577	$15,426,713	$17,415,329
Professional services	7,527,470	8,746,844	10,968,131	5,550,843	6,119,121

Total revenue	32,065,856	37,572,297	43,367,708	20,977,556	23,534,450
Cost of revenue
Cost of subscription revenue	9,464,805	10,145,217	10,731,302	5,251,285	6,190,122
Cost of professional services revenue	5,515,762	6,968,645	8,680,446	4,563,340	4,356,433

Total cost of revenue	14,980,567	17,113,862	19,411,748	9,814,625	10,546,555

Gross profit	17,085,289	20,458,435	23,955,960	11,162,931	12,987,895
Operating expenses
Sales and marketing	8,328,466	11,277,135	12,807,458	6,371,084	7,765,128
Research and development	5,343,444	5,946,184	5,774,695	2,660,359	3,774,251
General and administrative	5,801,769	6,476,899	6,275,160	3,173,734	4,882,686
Restricted stock expense	285,182	683,325	877,892	438,945	6,712,211

Total operating expenses	19,758,861	24,383,543	25,735,205	12,644,122	23,134,276

Loss from operations	(2,673,572)	(3,925,108)	(1,779,245)	(1,481,191)	(10,146,381)
Interest income	23,891	28,952	30,629	4,786	18,028
Interest expense	(747,434)	(159,470)	(37,041)	(10,228)	(24,193)

Loss before income taxes	(3,397,115)	(4,055,626)	(1,785,657)	(1,486,633)	(10,152,546)
Income tax expense (benefit)	177,081	591,654	310,900	(80,151)	242,568

Net loss	(3,574,196)	(4,647,280)	(2,096,557)	(1,406,482)	(10,395,114)
Accretion of redeemable convertible preferred stock	(1,432,548)	(3,358,691)	(4,035,920)	(2,017,960)	(2,425,528)
Preferred stock deemed dividend	(674,820)	(674,820)	(536,107)	(536,107)	—

Net loss attributable to common stockholders	$(5,681,564)	$(8,680,791)	$(6,668,584)	$(3,960,549)	$(12,820,642)

Net loss per common share (note 10)
Basic and diluted	$(1.06)	$(1.61)	$(1.21)	$(0.73)	$(2.29)

Weighted-average common shares outstanding (note 10)
Basic and diluted	5,384,576	5,384,576	5,498,752	5,451,740	5,607,510

Pro forma net loss per common share (note 10) (unaudited):
Basic and diluted			$(0.24)		$(0.45)

Pro forma weighted-average common shares outstanding (note 10) (unaudited):
Basic and diluted			28,276,075		28,384,833

See accompanying notes to consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

				Six Months ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Net loss	$(3,574,196)	$(4,647,280)	$(2,096,557)	$(1,406,482)	$(10,395,114)
Other comprehensive income (loss)
Foreign currency translation	182	116,408	(298,080)	(53,460)	12,814

Total other comprehensive income (loss)	182	116,408	(298,080)	(53,460)	12,814

Comprehensive loss	$(3,574,014)	$(4,530,872)	$(2,394,637)	$(1,459,942)	$(10,382,300)

See accompanying notes to consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	Redeemable Convertible Preferred Stock										Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series E Redeemable Convertible Preferred Stock		Common stock		Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stockholders’ Deficit

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2009	6,725,000	$8,881,703	1,853,568	$6,603,971	5,227,761	$20,178,623	2,669,384	$8,844,093	—	$—	7,513,515	$3,075,272	$706	$(37,702,693)	$(34,626,715)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,574,196)	(3,574,196)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	182	—	182
Accretion of Series A Redeemable Convertible Preferred Stock	—	4,967	—	—	—	—	—	—	—	—	—	—	—	(4,967)	(4,967)
Accretion of Series B Redeemable Convertible Preferred Stock	—	—	—	3,570	—	—	—	—	—	—	—	—	—	(3,570)	(3,570)
Accretion of Series C Redeemable Convertible Preferred Stock	—	—	—	—	—	2,413	—	—	—	—	—	—	—	(2,413)	(2,413)
Accretion of Series D Redeemable Convertible Preferred Stock	—	—	—	—	—	—	—	696,863	—	—	—	—	—	(696,863)	(696,863)
Sale of Series E Redeemable Convertible															—
Preferred Stock, net of expenses	—	—	—	—	—	—	—	—	4,472,671	14,702,448	—	—	—	—	—
Accretion of Series E Redeemable Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	1,399,555	—	—	—	(1,399,555)	(1,399,555)
Common stock repurchase	—	—	—	—	—	—	—	—	—	—	(300,000)	(267,000)	—	—	(267,000)
Compensation related to restricted stock	—	—	—	—	—	—	—	—	—	—	—	285,182	—	—	285,182
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	253,536	—	—	253,536

Balance at December 31, 2010	6,725,000	8,886,670	1,853,568	6,607,541	5,227,761	20,181,036	2,669,384	9,540,956	4,472,671	16,102,003	7,213,515	3,346,990	888	(43,384,257)	(40,036,379)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,647,280)	(4,647,280)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	116,408	—	116,408
Accretion of Series A Redeemable Convertible Preferred Stock	—	4,967	—	—	—	—	—	—	—	—	—	—	—	(4,967)	(4,967)
Accretion of Series B Redeemable Convertible Preferred Stock	—	—	—	3,570	—	—	—	—	—	—	—	—	—	(3,570)	(3,570)
Accretion of Series C Redeemable Convertible Preferred Stock	—	—	—	—	—	2,413	—	—	—	—	—	—	—	(2,413)	(2,413)
Accretion of Series D Redeemable Convertible Preferred Stock	—	—	—	—	—	—	—	696,863	—	—	—	—	—	(696,863)	(696,863)
Accretion of Series E Redeemable Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	3,325,699	—	—	—	(3,325,699)	(3,325,699)
Compensation related to restricted stock	—	—	—	—	—	—	—	—	—	—	—	683,325	—	—	683,325
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	170,274	—	—	170,274

Balance at December 31, 2011	6,725,000	$8,891,637	1,853,568	$6,611,111	5,227,761	$20,183,449	2,669,384	$10,237,819	4,472,671	$19,427,702	7,213,515	$4,200,589	$117,296	$(52,065,049)	$(47,747,164)

	Redeemable Convertible Preferred Stock										Stockholders’ Deficit
	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series E Redeemable Convertible Preferred Stock		Common stock		Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stockholders’ Deficit

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Net loss	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$(2,096,557)	$(2,096,557)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(298,080)	—	(298,080)
Accretion of Series A Redeemable Convertible Preferred Stock	—	4,967	—	—	—	—	—	—	—	—	—	—	—	(4,967)	(4,967)
Accretion of Series B Redeemable Convertible Preferred Stock	—	—	—	3,570	—	—	—	—	—	—	—	—	—	(3,570)	(3,570)
Accretion of Series C Redeemable Convertible Preferred Stock	—	—	—	—	—	2,413	—	—	—	—	—	—	—	(2,413)	(2,413)
Accretion of Series D Redeemable Convertible Preferred Stock	—	—	—	—	—	—	—	558,150	—	—	—	—	—	(558,150)	(558,150)
Accretion of Series E Redeemable Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	4,002,927	—	—	—	(4,002,927)	(4,002,927)
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	161,343	44,367	—	—	44,367
Compensation related to restricted stock	—	—	—	—	—	—	—	—	—	—	—	877,892	—	—	877,892
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	219,419	—	—	219,419

Balance at December 31, 2012	6,725,000	8,896,604	1,853,568	6,614,681	5,227,761	20,185,862	2,669,384	10,795,969	4,472,671	23,430,629	7,374,858	5,342,267	(180,784)	(58,733,633)	(53,572,150)

Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,395,114)	(10,395,114)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	12,814	—	12,814
Accretion of Series A Redeemable Convertible Preferred Stock	—	2,482	—	—	—	—	—	—	—	—	—	—	—	(2,482)	(2,482)
Accretion of Series B Redeemable Convertible Preferred Stock	—	—	—	1,784	—	—	—	—	—	—	—	—	—	(1,784)	(1,784)
Accretion of Series C Redeemable Convertible Preferred Stock	—	—	—	—	—	1,207	—	—	—	—	—	—	—	(1,207)	(1,207)
Accretion of Series D Redeemable Convertible Preferred Stock	—	—	—	—	—	—	—	11,023	—	—	—	—	—	(11,023)	(11,023)
Accretion of Series E Redeemable Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	2,409,032	—	—	—	(2,409,032)	(2,409,032)
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	104,000	26,000	—	—	26,000
Compensation related to restricted stock	—	—	—	—	—	—	—	—	—	—	—	6,712,211	—	—	6,712,211
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	169,734	—	—	169,734

Balance at June 30, 2013	6,725,000	$8,899,086	1,853,568	$6,616,465	5,227,761	$20,187,069	2,669,384	$10,806,992	4,472,671	$25,839,661	7,478,858	$12,250,212	$(167,970)	$(71,554,275)	$(59,472,033)

See accompanying notes to consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

				Six Months ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Cash flows from operating activities
Net loss	$(3,574,196)	$(4,647,280)	$(2,096,557)	$(1,406,482)	$(10,395,114)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	1,472,767	1,843,040	2,566,673	1,225,538	1,628,596
Bad debt expense	(118,506)	60,000	60,000	30,000	30,000
Stock-based compensation	253,536	170,274	219,419	106,658	169,734
Loss on asset impairment	13,483	175	—	—	30,261
Restricted stock noncash compensation expense	285,182	683,325	877,892	438,945	6,712,211
Noncash interest expense related to debt	45,939	6,782	—	—	9,217
Change in fair value of warrant liability	239	(1,954)	32,674	7,005	1,059,581
Changes in operating assets and liabilities
Accounts receivable	(595,292)	(3,684,053)	1,559,364	3,916,234	(437,663)
Unbilled receivables	(172,120)	143,505	41,651	(237,578)	54,224
Prepaid expenses and other assets	(1,421,085)	(544,588)	(1,201,895)	217,340	(2,433,463)
Accounts payable	654,185	205,658	(497,224)	(1,146,895)	57,530
Accrued expenses	717,374	(261,810)	1,105,675	(234,236)	752,511
Other liabilities	13,025	1,155,869	1,194,333	274,204	(39,658)
Deferred revenue	5,418,147	5,854,213	60,481	(903,113)	(406,700)

Net cash provided by operating activities	2,992,678	983,156	3,922,486	2,287,620	(3,208,733)

Cash flows from investing activities
Capital expenditures	(652,750)	(3,128,485)	(1,511,114)	(262,464)	(574,056)
Addition of capitalized software development costs	(1,213,726)	(2,020,607)	(3,272,403)	(1,832,839)	(1,314,881)
Cash received (paid) for deposits	198,093	(215,470)	11,412	53,013	(35,549)

Net cash used in investing activities	(1,668,383)	(5,364,562)	(4,772,105)	(2,042,290)	(1,924,486)

Cash flows from financing activities
Payment of promissory note payable	(4,166,667)	(2,958,333)	—	—	—
Proceeds from revolving line of credit	2,250,000	—	—	—	3,028,525
Payments on revolving line of credit	(2,250,000)	—	—	—	—
Debt financing costs	—	20,831	—	—	—
Repayments of capital lease obligations	(79,489)	(150,641)	(164,919)	(76,549)	(113,952)
Net proceeds from sale of Series E convertible Preferred Stock	14,702,448	—	—	—	—
Repurchase of common stock	(267,000)	—	—	—	—
Proceeds from exercise of stock options	—	—	44,367	38,930	26,000

Net cash provided by (used in) financing activities	10,189,292	(3,088,143)	(120,552)	(37,619)	2,940,573
Effect of exchange rate on cash and cash equivalents	—	—	(40,357)	(93,843)	(106,702)

Net increase (decrease) in cash and cash equivalents	11,513,587	(7,469,549)	(1,010,528)	113,868	(2,299,348)
Cash and cash equivalents at beginning of year	1,246,311	12,759,898	5,290,349	5,290,349	4,279,821

Cash and cash equivalents at end of year	$12,759,898	$5,290,349	$4,279,821	$5,404,217	$1,980,473

Supplemental disclosures of cash flow information
Accrual for Series D Preferred Stock dividends	$674,821	$674,820	$536,107	$536,107	$—
Accretion of Series E Preferred Stock	1,378,029	3,274,546	3,941,358	1,970,679	2,371,978
Accretion of Series A, B, C, D, and E issuance costs	54,518	84,146	94,562	47,281	53,550
Cash paid for interest	673,088	139,832	23,841	5,027	4,842
Property and equipment acquired under capital lease	112,468	42,235	707,911	524,964	—
Property and equipment purchases in accounts payable	169,046	301,876	69,498	37,945	26,863

See accompanying notes to consolidated financial statements.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Background

(a) Business

Amber Road, Inc. (the Company), a New Jersey corporation, provides a global trade management solution, including modules for logistics contract and rate management, supply chain visibility and event management, international trade compliance, and Global Knowledge to importers and exporters, nonvessel owning common carriers (resellers), and ocean carriers. The Company’s solution is primarily delivered using an on-demand, cloud based, delivery model. During 2011, the Company changed its name from Management Dynamics Inc. to Amber Road, Inc.

(b) Liquidity

The Company has incurred net losses since inception. To date, the Company’s operations have been funded by equity investments from investors and sales in the normal course of business. Management believes that the Company’s cash and cash equivalents at December 31, 2012 along with cash generated from operations, as well as available borrowing capacity under its line of credit (note 7), are sufficient to fund its operations through at least the second half of 2014. Additional financing may be required for the Company to successfully implement its long-term strategy. There can be no assurance that additional financing, if needed, can be obtained on terms acceptable to the Company. The ability of the Company to maintain successful operations will depend on, among other things, the conversion of existing backlog, new business, the retention of customers, and the effectiveness of sales and marketing initiatives.

(2) Summary of Significant Accounting Policies and Practices

(a) Unaudited Interim Results

The accompanying consolidated balance sheet as of June 30, 2013, the consolidated statements of operations, comprehensive loss and cash flows for the six months ended June 30, 2012 and 2013 and the consolidated statements of changes in redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2013 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the periods presented. The financial data and other information disclosed in these notes to consolidated financial statements related to the six months and subsequent period are unaudited. The results for the six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013 or for any other interim period or for any other future year.

(b) Unaudited Pro Forma Consolidated Balance Sheet

Immediately prior to the closing of a qualifying initial public offering (IPO), all the outstanding shares of the Company’s redeemable convertible stock will automatically convert into shares of common stock. In addition, holders of our preferred stock will receive their accrued dividends to be paid in cash subsequent to the closing of an IPO. The June 30, 2013 unaudited pro forma consolidated balance sheet has been prepared assuming the automatic conversion of all outstanding shares into 20,948,384 shares of common stock on that date and assuming that the $10,512,222 of accrued dividends will be paid to preferred stockholders in cash in connection with the IPO.

(c) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries located in India and the United Kingdom. All significant intercompany balances and transactions have been eliminated in consolidation.

(d) Foreign Currency

The Company accounts for foreign currency in accordance with Accounting Standards Codification (ASC) Topic 830, Foreign Currency Matters (ASC 830), for operating subsidiaries where the functional currency is

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

the local currency rather than the U.S. dollar. ASC 830 requires that translation of monetary assets and liabilities be made at year-end exchange rates, that nonmonetary assets and liabilities and related income statement items be translated at historical rates, and that remaining revenues and expenses be translated at average rates. Cumulative translation adjustments are reflected in the results of the current period. The Company recognizes transaction gains and losses that result from changes in exchange rates on foreign transactions. Such gains and losses are also included in determination of net loss for the period.

(e) Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of intangibles and goodwill; valuation allowance for receivables and deferred income tax assets; revenue; capitalization of software costs; and valuation of share-based payments. Actual results could differ from those estimates.

(f) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the balance sheet date to be cash equivalents. Cash and cash equivalents at December 31, 2011 and 2012 and June 30, 2013 consist of the following:

	December 31,		June 30,
	2011	2012	2013
Cash	$876,778	$3,964,507	$1,965,959
Money market accounts	4,413,571	315,314	14,514

	$5,290,349	$4,279,821	$1,980,473

(g) Fair Value of Financial Instruments and Fair Value Measurements

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. Management believes that the carrying values of these instruments are representative of their fair value due to the relatively short-term nature of those instruments.

The Company follows FASB accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. ASC 820, Fair Value Measurements, among other things, defines fair value, establishes a framework for measuring fair value, and requires disclosure about such fair value measurements. Assets and liabilities measured at fair value are based on one or more of three valuation techniques provided for in the standards. The three value techniques are as follows:

Market Approach	—	Prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities;

Income Approach	—	Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques and option pricing models); and

Cost Approach	—	Amount that currently would be required to replace the service capacity of an asset (often referred to as replacement cost).

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The standards clarify that fair value is an exit price, representing the amount that would be received to sell an asset, based on the highest and best use of the asset, or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for evaluating such assumptions, the standards establish a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities;

Level 2	—	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; or

Level 3	—	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability.

The following tables provide the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2011 and 2012, and June 30, 2013:

		Fair value measurements using
	Total carrying value, December 31, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash equivalents:
Money market fund	$4,413,571	$4,413,571	$—	$—

Total assets measured at fair value on a recurring basis	$4,413,571	$4,413,571	$—	$—

Liabilities:
Redeemable common stock:
Warrants	$(94,012)	$—	$—	$(94,012)

Total liabilities measured at fair value on a recurring basis	$(94,012)	$—	$—	$(94,012)

		Fair value measurements using
	Total carrying value, December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash equivalents:
Money market fund	$315,314	$315,314	$—	$—

Total assets measured at fair value on a recurring basis	$315,314	$315,314	$—	$—

Liabilities:
Redeemable common stock:
Warrants	$(126,686)	$—	$—	$(126,686)

Total liabilities measured at fair value on a recurring basis	$(126,686)	$—	$—	$(126,686)

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

		Fair value measurements using
	Total carrying value, June 30, 2013	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		(Unaudited)
Assets:
Cash equivalents:
Money market fund	$14,514	$14,514	$—	$—

Total assets measured at fair value on a recurring basis	$14,514	$14,514	$—	$—

Liabilities:
Redeemable common stock:
Warrants	$(1,186,267)	$—	$—	$(1,186,267)

Total liabilities measured at fair value on a recurring basis	$(1,186,267)	$—	$—	$(1,186,267)

The changes in the value of the warrant liability in the tables above are based on changes in fair value as determined using Level 3 inputs. The changes in fair value are primarily the result of increases in the fair value of the Company’s common stock. The reconciliation of the warrant liability measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

Warrant Liability
Balance at December 31, 2010	$95,966
Mark to estimated fair value recorded as general and administrative expense	(1,954)

Balance at December 31, 2011	94,012
Mark to estimated fair value recorded as general and administrative expense	32,674

Balance at December 31, 2012	126,686
Mark to estimated fair value recorded as general and administrative expense (unaudited)	1,059,581

Balance at June 30, 2013 (unaudited)	$1,186,267

(h) Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, the industry, and the economy. The Company reviews its allowance for doubtful accounts monthly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

The Company records unbilled receivables for contracts on which revenue has been recognized, but for which the customer has not yet been billed.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The table below presents the changes in the allowance for doubtful accounts:

	Years ended December 31,		Six Months ended June 30,
	2011	2012	2012	2013
			(Unaudited)
Beginning balance	$28,130	$52,702	$52,702	$27,384
Provision for doubtful accounts	60,000	60,000	30,000	30,000
Write-offs, net of recoveries	(35,428)	(85,318)	—	—

Ending balance	$52,702	$27,384	$82,702	$57,384

(i) Major Customers and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company invests its excess cash with a large high-credit-quality financial institution. The Company’s customer base is principally comprised of companies within the global trade management industry. The Company does not require collateral from its customers.

The following customers comprised 10% or more of the Company’s accounts receivable and of the Company’s total revenue for the periods indicated:

	December 31		June 30
	2011	2012	2013
			(unaudited)
Accounts receivable:
Company A	14%	13%	*	%
Company B	21	10	*
Company C	*	10	*
Company D	*	*	18

	Years ended December 31,			Six Months ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)
Revenue:
Company A	10%	12%	11%	10%	11%
Company B	*	*	*	*	*
Company C	*	*	*	*	*
Company D	*	*	*	*	*

*	Less than 10%

(j) Prepaid Expense and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2011 and 2012 primarily consist of annual prepaid license and maintenance fees related to the Company’s internal software licenses, and prepaid marketing fees.

(k) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Equipment acquired under capital leases is recorded at the present value of the minimum lease payments and subsequently depreciated based on its classification below.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Asset Classification	Estimated Useful Life
Computers and equipment	3 to 5 years
Software	3 to 5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of the estimated useful life or the remaining lease term

(l) Goodwill

Goodwill represents the excess of costs over the fair value of the assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of ASC 350, Intangibles — Goodwill and Other (ASC 350). To accomplish this, the Company is required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the annual impairment testing date. Management has determined that the Company operates in one reporting unit. Management is required to determine the fair value of the Company’s reporting unit and compare it to the carrying amount of the reporting unit on the annual impairment testing date. To the extent the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the Company would be required to perform the second step of the annual impairment test, as this is an indication that the reporting unit goodwill may be impaired. The Company performed its annual impairment test as of December 31, 2012, and the second step was not required as the fair value substantially exceeded the carrying value by 265%. Accordingly, the Company’s reporting unit was not at risk of failing step one of the goodwill impairment testing process.

(m) Other Intangibles

Other intangibles, net of accumulated amortization, are primarily the result of the allocation of the purchase price related to businesses acquired. Each intangible asset acquired is being amortized on a basis consistent with the utilization of the assets over their estimated useful lives and is reviewed for impairment in accordance with ASC 350.

(n) Deposits and Other Assets

Deposits and other assets mainly consist of rental security deposits.

(o) Impairment of Long-Lived Assets

In accordance with ASC 350, Long-Lived Assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the six months ended June 30, 2012 and 2013, and the years ended December 31, 2010, 2011, or 2012, management believes that no revision of the remaining useful lives or write-down of long-lived assets is required.

(p) Income Taxes

Income taxes are accounted for under the provisions of ASC Topic 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(q) Revenue

The Company primarily generates revenue from the sale of subscriptions and subscription-related professional services. In instances involving subscriptions, revenue is generated under customer contracts with multiple elements, which are comprised of (1) subscription fees that provide the customers with access to the Company’s on-demand application and content, unspecified solution and content upgrades, and customer support, (2) professional services associated with consulting services (primarily implementation services) and (3) transaction-related fees (including publishing services). The Company’s initial customer contracts have contract terms from, typically, three to five years in length. Typically, the customer does not take possession of the software nor does the customer have the right to take possession of the software supporting the on-demand application service. However, in certain instances, the Company has customers that take possession of the software whereby the application is installed on the customer’s premises. The Company’s subscription service arrangements typically may only be terminated for cause and do not contain refund provisions.

The Company provides its software as a service and follows the provisions of ASC Topic 605, Revenue Recognition (ASC 605) and ASC Topic 985, Software (ASC 985). The Company commences revenue recognition when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been or is being provided to the customer;

•	The collection of the fees is probable; and

•	The amount of fees to be paid by the customer is fixed or determinable.

The subscription fees typically begin the first month following contract execution, whether or not the Company has completed the solution’s implementation. In addition, typically, any services performed by the Company for its customers are not essential to the functionality of the Company’s products.

Subscription Revenue

Subscription revenue is recognized ratably over contract terms beginning on the commencement date of each contract, which is the date the Company’s service is made available to customers. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Transaction-related revenue is recognized as the transactions occur.

Professional Services Revenue

The majority of professional services contracts are on a time and material basis. When these services are not combined with subscription revenue as a single unit of accounting, as discussed below, this revenue is recognized as the services are rendered for time and material contracts, and when the milestones are achieved and accepted by the customer for fixed price contracts.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Multiple-Deliverable Arrangements

The Company enters into arrangements with multiple deliverables that generally include subscription, professional services (primarily implementation) as well as transaction-related fees.

Prior to January 1, 2010, the deliverables in multiple-deliverable arrangements were accounted for separately if the delivered items had stand-alone value and there was objective and reliable evidence of fair value for the undelivered items. If the deliverables in a multiple-deliverable arrangement could not be accounted for separately, the total arrangement fee was recognized ratably as a single unit of accounting over the contracted term of the subscription agreement. A significant portion of Company’s multiple-deliverable arrangements were accounted for as a single unit of accounting because it did not have objective and reliable evidence of fair value for certain of the deliverables. Additionally, in these situations, the Company expensed the direct costs of the professional services arrangement as incurred whereas the revenue from the services was recognized over the contracted terms of the subscription.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, “Revenue Recognition (Topic 605), Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”) which amended the previous multiple-deliverable arrangements accounting guidance. Pursuant to the updated guidance, objective and reliable evidence of fair value of the deliverables to be delivered was no longer required in order to account for deliverables in a multiple-deliverable arrangement separately. Instead, arrangement consideration is allocated to deliverables based on their relative selling price.

The Company adopted this accounting guidance on January 1, 2010, for applicable arrangements entered into or materially modified after January 1, 2010 (the beginning of the Company’s fiscal year). Under the updated accounting guidance, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have stand-alone value upon delivery. If the deliverables have stand-alone value upon delivery, the Company accounts for each deliverable separately. Subscription services have stand-alone value as such services are often sold separately. In determining whether professional services have stand-alone value, the Company considers the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. To date, the Company has concluded that all of the professional services included in multiple-deliverable arrangements executed have stand-alone value.

As a result of the adoption of ASU 2009-13, the Company allocates revenue to each element in an arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (VSOE), if available, third party evidence (TPE), if VSOE is not available, or estimated selling prices (ESP), if neither VSOE nor TPE is available. As the Company has been unable to establish VSOE or TPE for the elements of its arrangements, the Company establishes the ESP for each element primarily by considering the weighted average of actual sales prices of professional services sold on a stand-alone basis and subscription including various add-on modules if and when sold together without professional services, and other factors such as gross margin objectives, pricing practice and growth strategy. The Company has established processes to determine ESP and allocate revenue in multiple arrangements using ESP.

For those contracts in which the customer accesses the Company’s software via an on-demand application, the Company accounts for these contracts in accordance with the ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. The majority of these agreements represent multiple-element arrangements, and the Company evaluates each element to determine whether it represents a separate unit of accounting. The consideration allocated to subscription is recognized as revenue ratably over the contract period. The consideration allocated to professional services is recognized as the services are performed, which is typically over the first three to six months of an arrangement.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For those contracts in which the customer takes possession of the software, the Company accounts for such transactions in accordance with ASC 985, Software. The Company accounts for these contracts as subscriptions and recognizes the entire arrangement fee (subscription and services) ratably over the term of the agreement. In addition, as the Company does not have VSOE for services, any add-on services entered into during the term of the subscription are recognized over the remaining term of the agreement.

Other Revenue Items

Sales tax collected from customers and remitted to governmental authorities is accounted for on a net basis and, therefore, are not included in revenue and cost of revenue in the consolidated statements of operations.

The Company classifies customer reimbursements received for direct costs paid to third parties and related expenses as revenue, in accordance with ASC 605. The amount included in professional services revenue and cost of professional services revenue for the six months ended June 30, 2012 and 2013 and the years ended December 31, 2010, 2011 and 2012 were $231,380 and $213,686 and $400,492, $364,305, and $432,702, respectively.

(r) Cost of Revenue

Cost of subscription revenue. Cost of subscription revenue consists primarily of personnel and related costs of the Company’s hosting, support, and content teams, including salaries, benefits, bonuses, payroll taxes, stock-based compensation and allocated overhead, as well as software license fees, hosting costs, internet connectivity, depreciation expenses directly related to delivering solutions, as well as amortization of capitalized software development costs. As the Company adds data center capacity and personnel in advance of anticipated growth, its cost of subscription revenue may increase. The Company’s cost of subscription revenue is generally expensed as the costs are incurred.

Cost of professional services revenue. Cost of professional services revenue consists primarily of personnel and related costs, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, the costs of contracted third-party vendors, reimbursable expenses and allocated overhead. As the Company’s personnel are employed on a full-time basis, its cost of professional services is largely fixed in the short term, while its professional services revenue may fluctuate, leading to fluctuations in professional services gross profit. Cost of professional services revenue is generally expensed as costs are incurred.

(s) Deferred Commissions

The Company defers commission costs that are incremental and directly related to the acquisition of customer contracts. Commission costs are accrued and deferred upon execution of the sales contract by the customer. Payments to sales personnel are made shortly after the receipt of the related customer payment. Deferred commissions are amortized over the term of the related noncancelable customer contract and are recoverable through the related future revenue streams. The Company deferred commission costs of $1,330,413 and $3,195,151, and $2,220,423, $2,418,886, and $4,204,787 during the six months ended June 30, 2012 and 2013 and the years ended December 31, 2010, 2011 and 2012, respectively. Amortization of deferred commissions for the same periods were $1,193,026 and $1,374,111, and $1,704,123, $2,011,130, and $2,611,052, respectively.

(t) Stock-Based Compensation

The Company recognizes stock-based compensation as an expense in the consolidated financial statements and measures that cost based on the estimated fair value of the award.

The Company recognizes compensation expense based on the estimated grant-date fair value using the Black-Scholes option pricing model.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u) Segments

The Company has one operating segment. The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer, who manages operations on a consolidated basis for purposes of allocating resources. When evaluating performance and allocating resources, the CODM reviews financial information presented on a consolidated basis.

(v) Geographic Information

Revenue by geographic area is as follows:

	Year ended December 31,			Six Months ended June 30,
Country	2010	2011	2012	2012	2013
				(Unaudited)
United States	$29,195,886	$34,245,281	$39,505,790	$19,136,629	$21,150,449
International	2,869,970	3,327,016	3,861,918	1,840,927	2,384,001

Total revenue	$32,065,856	$37,572,297	$43,367,708	$20,977,556	$23,534,450

Approximately one percent of long lived assets are located outside of the United States.

(v) Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, Testing Goodwill for Impairment (the revised standard). The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The revised standard was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted provided that the entity has not yet performed its 2012 annual impairment test or issued its financial statements. An entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The adoption of this standard did not have an impact on the consolidated results of operations and financial condition.

Effective January 1, 2012, the Company adopted FASB authoritative guidance that amends previous guidance for the presentation of comprehensive income. The new standard eliminated the option to present other comprehensive income in the statement of stockholders’ equity. Under the revised guidance, an entity has the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive financial statements. The Company is providing two separate but consecutive financial statements. The new standard was required to be applied retrospectively. Other than the change in presentation, the adoption of the new standard did not have an impact on the Company’s consolidated financial statements.

Effective January 1, 2012, the Company adopted FASB authoritative guidance that amends previous guidance for fair value measurement and disclosure requirements. The revised guidance changes certain fair value measurement principles, clarifies the application of existing fair value measurements and expands the disclosure requirements, particularly for Level 3 fair value measurements. Adoption of the amendments did not have a material impact on the Company’s consolidated financial statements.

(x) Reclassifications

The prior year presentation of depreciation and amortization as a separate line item on the Company’s consolidated statements of operations has been revised to allocate those expenses to costs of revenue and operating expenses accordingly.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Consolidated Balance Sheet Components

Components of property and equipment, accrued expenses, deferred revenue, other noncurrent liabilities, and accumulated other comprehensive income (loss) consisted of the following:

(a) Property and Equipment

	December 31,		June 30, 2013 (Unaudited)
	2011	2012
Computer software and equipment	$4,564,701	$5,693,449	$6,072,084
Software development costs	5,805,599	9,078,002	10,346,787
Furniture and fixtures	1,607,048	1,657,237	1,776,922
Leasehold improvements	2,058,810	2,460,870	2,480,556

Total property and equipment	14,036,158	18,889,558	20,676,349
Less: accumulated depreciation and amortization	(6,022,159)	(8,500,786)	(9,998,062)

Total property and equipment, net	$8,013,999	$10,388,772	$10,678,287

Accumulated depreciation and amortization includes $3,898,721, $1,987,498 and $3,125,145 as of June 30, 2013 and December 31, 2011 and 2012, respectively, related to software development costs.

Depreciation expense was $651,986 and $723,773 and $697,391, $866,010, and $1,341,248 for the six months ended June 30, 2012 and 2013 and the years ended December 31, 2010, 2011, and 2012, respectively.

During the years ended December 31, 2010, 2011 and 2012, the Company received tenant improvement allowances of $0, $1,116,775 and $258,063, respectively, related to rental agreements for two of its office leases. The Company did not receive any tenant improvement allowances during the six months ended June 30, 2012 and 2013. In accordance with the provisions of ASC Topic 840, Leases (ASC 840), the Company recorded the allowances received as leasehold improvements, and the Company is depreciating the leasehold improvements over the remaining term of the lease. The Company also recorded deferred rent in the amount of $1,887,478 related to the tenant improvement allowances and is amortizing the amount in accordance with the provisions of ASC 840. Current and long-term deferred rent in the amounts of $135,249 and $1,958,594, respectively, are included in accrued expenses and other long-term liabilities in the consolidated balance sheet as of December 31, 2012. Current and long-term deferred rent in the amounts of $163,698 and $1,951,007, respectively, are included in accrued expenses and other long-term liabilities in the consolidated balance sheet as of June 30, 2013.

Certain development costs of the Company’s software solution are capitalized in accordance with ASC Topic 350-40, Internal Use Software, which outlines the stages of computer software development and specifies when capitalization of costs is required. Projects that are determined to be in the development stage are capitalized and amortized over their useful lives of five years. Projects that are determined to be within the preliminary stage are expensed as incurred. Capitalized software costs were $1,832,839 and $1,310,794 and $1,213,726, $2,020,607, and $3,272,403 for the six months ended June 30, 2012 and 2013 and the years ended December 31, 2010, 2011, and 2012, respectively. Amortization expense for the six months ended June 30, 2012 and 2013 and the years ended December 31, 2010, 2011, and 2012 was $513,262 and $855,789 and $580,242, $825,965, and $1,137,647, respectively, and is included in cost of subscription revenue on the accompanying consolidated statements of operations. As of June 30, 2013 and December 31, 2011 and 2012, capitalized software costs not yet subject to amortization were $681,516 and $1,188,645 and $306,845, respectively.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b) Accrued Expenses

Accrued expenses as of December 31, 2011 and 2012 and June 30, 2013 consisted of the following:

	December 31,		June 30, 2013 (Unaudited)
	2011	2012
Accrued bonus	$1,286,206	$1,093,633	$957,714
Accrued commission	294,040	1,902,262	2,912,025
Deferred rent	60,649	135,249	163,698
Accrued offering costs	—	—	1,050,000
Other accrued expenses	1,371,257	1,156,189	955,190

Total	$3,012,152	$4,287,333	$6,038,627

(c) Deferred Revenue

	December 31,		June 30, 2013 (Unaudited)
	2011	2012
Current:
Subscription revenue	$13,407,237	$15,666,153	$16,827,531
Professional services revenue	2,746,707	2,918,610	2,998,486
Other	2,838,347	3,657,514	3,657,514

Current	18,992,291	22,242,277	23,483,531

Noncurrent:
Subscription revenue	177,490	213,078	529,705
Professional services revenue	3,132,419	1,960,426	1,809,571
Other	7,888,767	5,835,667	4,021,941

Noncurrent	11,198,676	8,009,171	6,361,217

Total deferred revenue	$30,190,967	$30,251,448	$29,844,748

Deferred revenue from subscriptions represents amounts collected from (or invoiced to) customers in advance of earning subscription revenue. Typically, the Company bills its annual subscription fees in advance of providing the service.

Deferred revenue from professional services represents revenue that is being deferred and amortized over the remaining term of the related subscription contract related to customers who have taken possession of the software. See note 2(p).

Other deferred revenue is related to one customer with which the Company signed an agreement during 2008. The agreement provided for significant customization and modification of the software which would subject the arrangement to contract accounting. Additionally, this subscription agreement provided for unspecified future software modules. Since the Company could not separate the subscription element from the contract accounting element, the arrangement was a single unit of accounting. Accordingly, the Company accounted for the arrangement on the zero gross profit approach of applying percentage of completion accounting until the project was completed in May 2012. As of May 2012, the deferred revenue balance related to this contract was $10,525,434 which is being recognized ratably over the remaining term of the contract, to January 2016. For the six months ended June 30, 2012 and 2013 and the years ended December 31, 2010, 2011, and 2012, related to this arrangement, the Company recorded revenue of $1,365,425 and $1,813,726 and $1,823,373, $1,937,178 and $3,209,213, respectively, and costs of revenue of $965,960 and $0 and $1,823,373, $1,937,178 and $984,642, respectively.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d) Other Noncurrent Liabilities

	December 31,		June 30, 2013 (Unaudited)
	2011	2012
Deferred rent	$1,498,600	$1,958,594	$1,951,007
Warrant liability	94,012	126,686	1,186,267
Other	7,457	32,849	28,201

	$1,600,069	$2,118,129	$3,165,475

(e) Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is comprised of foreign currency translation adjustments and consists of the following:

Balance January 1, 2010	$706
Other comprehensive income	182

Balance December 31, 2010	888
Other comprehensive income	116,408

Balance December 31, 2011	117,296
Other comprehensive loss	(298,080)

Balance December 31, 2012	(180,784)
Other comprehensive income (unaudited)	12,814

Balance June 30, 2013 (unaudited)	$(167,970)

(4) Other Intangibles

Other intangibles are comprised of the following:

	Amortization period	December 31,		June 30, 2013 (Unaudited)
		2011	2012
Acquired technology	3 to 5 years	$1,360,000	$1,360,000	$1,360,000
Customer list	10 to 15 years	2,260,000	2,260,000	2,260,000
Patents	Not applicable	40,000	40,000	40,000

		3,660,000	3,660,000	3,660,000
Less accumulated amortization		(3,082,898)	(3,203,350)	(3,252,384)

		$577,102	$456,650	$407,616

Amortization expense was $60,226 and $49,034 for the six months ended June 30, 2012 and 2013 and $195,134, $151,065, and $120,452 for the years ended December 31, 2010, 2011, and 2012, respectively.

The estimated future amortization expense of other intangibles as of December 31, 2012 is as follows:

Year ending December 31:
2013	$98,070
2014	81,070
2015	63,995
2016	51,688
2017	42,151
Thereafter	79,676

$416,650

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5) Income Taxes

Loss before income taxes and income tax expense (benefit) is comprised of the following:

	Years ended December 31,			Six Months ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Loss before income taxes
Domestic	$1,666,757	$3,372,820	$5,057,650	$1,841,273	$(6,605,024)
Foreign	(5,063,872)	(7,428,446)	(6,843,307)	(3,327,906)	(3,547,522)

	(3,397,115)	(4,055,626)	(1,785,657)	(1,486,633)	(10,152,546)

Current provision:
Federal	$—	$—	$—	$—	$—
State	15,494	9,116	16,300	5,050	12,491
Foreign	161,587	582,538	294,600	(85,201)	230,077
Deferred provision:
Federal	—	—	—	—	—
State	—	—	—	—	—

Income tax expense (benefit)	$177,081	$591,654	$310,900	$(80,151)	$242,568

A reconciliation of the statutory U.S. federal tax rate to the Company’s effective rate is as follows:

	Year ended December 31,			June 30 2013 (Unaudited)
	2010	2011	2012
Statutory U.S. federal tax rate	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	(0.3)	(0.2)	(0.6)	(0.1)
Foreign taxes	(13.2)	(23.9)	(16.5)	(2.4)
Stock-based compensation	—	—	(14.6)	(23.7)
Change in valuation allowance	(20.2)	(23.0)	(7.4)	(11.7)
Nondeductible expenses and other	(6.5)	(2.5)	(13.3)	0.4

Effective tax rate	(5.2)%	(14.6)%	(17.4)%	(2.5)%

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company recorded a valuation allowance in the amount of $19,172,296, $17,643,635, and $17,816,239 as of June 30, 2013 and December 31, 2011 and 2012, respectively, as management believes it is not more likely than not that the Company will realize its net deferred tax assets. The net change in the valuation allowance during the six months ended June 30, 2013 and the years ended December 31, 2010, 2011, and 2012 was $1,356,057 and $734,463, $1,031,842 and $172,604, respectively.

The Company has provided for withholding taxes that will be due when the India subsidiary pays a dividend.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities are comprised of the following:

	December 31,		June 30, 2013 (Unaudited)
	2011	2012
Current deferred tax asset:
Accrued bonuses	$111,935	$399,038	$258,655
Accounts receivable	20,978	10,900	22,841
Other	258,491	173,591	570,870

Non-current deferred tax asset:
Intangibles	178,042	169,032	164,349
Deferred revenue	2,747,575	2,312,458	2,112,459
NOLs	18,100,947	19,002,242	20,278,396
Other	293,308	462,876	521,338

Deferred tax assets	$21,711,276	$22,530,137	$23,928,908

Current deferred tax liability:
Deferred commissions	$(1,925,948)	$(1,923,463)	$(1,923,463)
Non-current deferred tax liability:
Fixed assets	(2,055,138)	(2,790,435)	(2,833,149)
Other	(86,555)	—	—

Deferred tax liabilities	$(4,067,641)	$(4,713,898)	$(4,756,612)

Less: Valuation allowance	$17,643,635	$17,816,239	$19,172,296

Total	$—	$—	$—

The Company has a federal net operating loss (NOL) carryforward of approximately $51,157,905 and $54,365,487 as of December 31, 2012 and June 30, 2013, respectively. The federal NOL carryforward will begin to expire in 2019. For state income tax purposes, the Company has net operating loss carryforwards in a number of jurisdictions in varying amounts and with varying expiration dates from 2013 through 2033.

The Internal Revenue Code contains provisions that limit the yearly utilization of net operating loss carryforwards if there has been an ownership change, as defined. Such an ownership change, as described in Section 382 of the Internal Revenue Code, may limit the Company’s ability to utilize its net operating loss carryforwards on a yearly basis. As a result, to the extent that any single-year limitation is not utilized to the full amount of the limitation, such unused amounts are carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period. The Company has not yet made a determination regarding the potential impact of these amounts.

The Company’s federal, state, and foreign income tax returns remain open to examination by income taxing authorities for the years 2009 through 2012, 2008 through 2012, and 2005 through 2012, respectively.

(6) Leases

The Company has several noncancelable operating leases that expire through 2022. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was approximately $2,047,000, $1,963,000, and $1,867,000 for the years ended December 31, 2010, 2011, and 2012, respectively, and $807,000, and $1,161,000 for the six months ended June 30, 2012 and 2013, respectively, and is allocated to various line items on the consolidated statements of operations.

The carrying value of assets recorded under capital leases was approximately $37,582, $580,574, and $466,622 as of December 31, 2011 and 2012, and June 30, 2013, respectively, which includes accumulated amortization of $10,149, $181,952 and $301,548, respectively. Amortization of assets held under capital leases is allocated to various line items in the consolidated statements of operations.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2012 are as follows:

	Capital leases	Operating leases
2013	$249,700	$2,175,628
2014	250,920	2,051,663
2015	107,410	1,723,332
2016	5,075	1,402,951
2017	—	1,037,356
2018 and thereafter	—	4,806,485

Total minimum lease payments	613,105	$13,197,415

Less amount representing interest	(32,531)

Present value of net minimum capital lease payments	580,574
Less current installments of obligations under capital leases	(230,429)

Obligations under capital leases, excluding current installments	$350,145

(7) Debt

(a) Line of Credit

On April 10, 2013, the Company established a loan and security agreement with a revolving line of credit with a financial institution in an amount up to the lesser of $10,000,000 or 80% of eligible accounts, as defined. Borrowings under this facility bear interest each month at an interest rate equal to the Prime Rate, as defined, plus 1.5%. Borrowings under the line of credit are subject to certain reporting and financial covenants, as defined, and are secured by substantially all the assets of the Company excluding intellectual property. As of June 30, 2013, the Company is in compliance with the reporting and financial covenants. The line of credit expires on April 10, 2015. As of June 30, 2013, the Company had $3,028,525 outstanding under this facility, which is classified as a noncurrent liability based upon the terms of the arrangement. The debt is due no later than April 2015.

(b) Term Loan

On March 26, 2007, the Company established term loan financing with a financial institution. The term loan was comprised of two “Tranches.” Tranche A, which was funded in March 2007, was in the amount of $5,000,000 and was to be repaid in 24 equal monthly principal payments commencing on April 26, 2009. Tranche B was an amount not to exceed $4,000,000 and was disbursed in one disbursement of $4,000,000 on February 26, 2008. Tranche B was to be repaid in 24 equal monthly principal payments commencing 24 months from the time of funding. Both tranches of the term loan financing bore interest at the rate of 10.5% per annum. During 2011, the Company paid the remaining outstanding amounts in full and there were no amounts outstanding related to Tranche A or Tranche B at December 31, 2012 or 2011.

In conjunction with Tranches A and B of the term loan, the Company issued the financial institution warrants to purchase 204,546 and 163,636 shares, respectively, of the Company’s common stock at $2.20 per share. As of December 31, 2012, all such warrants were exercisable. At the dates of grant, the fair value of these warrants was approximately $230,000 and $44,000, respectively. The fair value of the exercisable warrants was recorded as a discount to the debt and was being amortized over the term of the debt using the effective interest method. Amortization of the debt discount was $6,782 for the year ended December 31, 2011. The warrants also contain certain “down round” provisions, and accordingly are recorded in other noncurrent liabilities on the Company’s consolidated balance sheets with changes in the fair value recorded in the Company’s consolidated statements of operations. At December 31, 2011, 2012 and June 30, 2013, the warrant liability was $94,012, $126,686, and $1,186,267, respectively. For the years ended December 31, 2011 and 2012 and the six months ended June 30,

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2012 and 2013, the Company recorded (income) expense from the change in fair value of $(1,954) and $32,674 and $7,005 and $1,059,581, respectively, which was included in general and administrative expense on the consolidated statements of operations.

(c) Convertible Bridge Loan

On June 26, 2008 and August 26, 2008, the Company drew $1,000,000 and $250,000, respectively, under a convertible bridge loan agreement with three of the Company’s Preferred Stock shareholders. The loans accrued interest at a 6% annual rate. In January 2009, the Company entered into a Series D Convertible Preferred Stock offering (note 8). In connection with the Series D Preferred Stock offering, the holders of such bridge loans converted the outstanding amount of principal balance plus accrued interest into Series D Preferred shares at a discount of 10% from the purchase price. As a result, no further amounts of principal or interest were due related to the bridge loans (note 8(e)).

(8) Stockholders’ Equity

The Company is authorized to issue 61,284,720 shares of capital stock, of which 38,100,000 shares have been designated as no-par-value common stock, 6,725,000 shares have been designated as no-par-value Series A Convertible Preferred, 1,853,568 shares have been designated as no-par-value Series B Convertible Preferred, 5,227,761 shares have been designated as no-par-value Series C Convertible Preferred, 2,669,384 shares have been designated as no-par-value Series D Convertible Preferred, and 6,709,007 shares have been designated as no-par-value Series E Convertible Preferred.

(a) Common Stock

In connection with the issuance of restricted stock, 3,657,879 shares of common stock were issued to certain members of management during the year ended December 31, 2005.

In connection with the Series E Preferred Stock issuance, during 2010, the Company repurchased 300,000 shares of common stock from certain members of the Company’s management at a price per share of $2.50 resulting in a payment of $750,000. As a result, the Company recognized net compensation expense of $483,000, which was included in general and administrative expense in the consolidated statement of operations during 2010.

(b) Series A Redeemable Convertible Preferred Stock

On October 9, 2002, Mandyn Acquisition Corp (Mandyn) sold 6,725,000 shares of its Series A Redeemable Convertible Preferred Stock (Series A) for gross proceeds of $6,725,000. The Company incurred costs of $225,775, resulting in net proceeds of $6,499,225. In connection with the merger of Mandyn, the Series A Preferred of Mandyn was exchanged on a one-for-one basis for the Series A of the Company.

(c) Series B Redeemable Convertible Preferred Stock

On December 30, 2004, the Company sold 1,853,568 shares of its Series B Redeemable Convertible Preferred Stock (Series B) for gross proceeds of $5,000,000. The Company incurred costs of $89,985, resulting in net proceeds of $4,910,015. This transaction was completed in connection with the purchase of BridgePoint, Inc. (BridgePoint), as a portion of the proceeds were required to be used for the cash payment for BridgePoint’s net assets.

(d) Series C Redeemable Convertible Preferred Stock

On October 7, 2005, the Company sold 5,227,761 shares of its Series C Redeemable Convertible Preferred Stock (Series C) for gross proceeds of approximately $16,000,000. The Company incurred costs of $51,416, resulting in net proceeds of $15,948,584. This transaction was completed in connection with the merger of NextLinx Corporation, as a portion of the proceeds were required to be used for the cash payment required at closing.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e) Series D Redeemable Convertible Preferred Stock

On January 16, 2009, the Company sold 2,669,384 shares of its Series D Redeemable Convertible Preferred Stock (Series D) for $7,000,000 of cash plus the conversion of indebtedness to convertible bridge loan holders (note 7) totaling $1,289,918. The Company incurred costs of $111,748, resulting in net cash proceeds of $6,888,252. In addition, the holders of the convertible bridge loans converted the outstanding notes at a 10% discount, and this beneficial conversion feature was recorded as a debt discount in the amount of $143,324 when the Series D offering was completed.

(f) Series E Redeemable Convertible Preferred Stock

On July 16, 2010, the Company sold 4,472,671 shares of its Series E Redeemable Convertible Preferred Stock (Series E) for $15,000,000. The Company incurred costs of $297,552, resulting in net cash proceeds of $14,702,448. In addition, through January 16, 2012, in the event that the Company had sought to raise additional financing then the holders of the Series E Redeemable Convertible Preferred Stock would have had the right to purchase up to an additional 2,236,336 shares of Series E at the July 2010 price of $3.3537 per share. No such additional financing occurred and the purchase right has lapsed.

(g) Voting

The holders of each series of the preferred stock (Series A, B, C, D, and E) are entitled to the number of votes per share that equals the number of shares of common stock into which each share is convertible.

(h) Dividends

The holders of Series A, B, and C were entitled to receive 8% cumulative dividends from the date of their respective issuances through the date of issuance of Series D (January 2009). The holders of Series D were entitled to receive 8% cumulative dividends from the date of their issuance until the total of the accumulated dividends for Series D equal 30% of the value of Series D at the time of issuance. Dividends on the Series E are paid when and if declared by the Company’s board of directors. Accrued dividends at June 30, 2013 and 2012 and December 31, 2012, 2011, and 2010 were as follows:

	Year ended December 31,			Six Months ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Series A	$2,175,911	$2,175,911	$2,175,911	$2,175,911	$2,175,911
Series B	1,617,778	1,617,778	1,617,778	1,617,778	1,617,778
Series C	4,187,957	4,187,957	4,187,957	4,187,957	4,187,957
Series D	1,319,649	1,994,469	2,530,576	2,530,576	2,530,576
Series E	—	—	—	—	—

The pro-forma balance sheet as of June 30, 2013 has been adjusted to reflect $10,512,222 of accrued dividends that will be paid in cash in connection with the initial public offering.

(i) Liquidation

In the event of liquidation, dissolution, or winding up of the Company, Series E holders are entitled to be paid an amount per share of $7.5459 plus all accrued but unpaid dividends before any distribution or payment is made to any holders of Common Stock or holders of Series A, B, C, and D. After Series E holders received payment in full, Series D, C and B (pari passu), and A (in order of seniority) would receive an amount per share equal to the stated value of the respective class of stock plus all accrued but unpaid dividends.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(j) Conversion

Each share of the Series A, B, C, D, and E preferred stock is convertible at the holder’s option at any time into shares of common stock on a one-for-one basis, plus the value of accrued but unpaid dividends payable in cash or in shares of common stock at the then current fair market value of the common stock. Each share of Series A, B, C, D, and E preferred stock is automatically converted into shares of common stock immediately prior to the effectiveness of a qualified public offering (subject to the closing of this offering), or upon the election of the holders. The pro-forma balance sheet as of June 30, 2013 has been adjusted to reflect the conversion of each share of Series A, B, C, D, and E preferred stock into common stock on a one-for-one basis.

(k) Redemption

On or after July 16, 2014, upon written request of the holders of a majority of the Series A, B, D, and E preferred stock, and at least 60% of the Series C preferred stock, all such shares plus all accrued but unpaid dividends shall be redeemed. The holders of the Series A, B, C, and D can redeem their preferred shares only after the Series E have redeemed their shares.

The Series E redemption amount is equal to $7.5459 per share plus any declared but unpaid dividends. The Series A, B, C, and D redemption amounts are equal to $1.00, $2.6975, $3.060584, and $3.16 per share, respectively, plus all accrued but unpaid dividends.

As a result of the terms of the redemption features, the Company is accreting up to the earliest redemption period (July 16, 2014) based upon the terms noted above. For the six months ended June 30, 2012 and 2013 and the years ended December 31, 2010, 2011, and 2012, the Company recorded accretion of $536,107 and $1,970,679, $0 and $2,371,978, $674,820 and $1,378,029, $674,820 and $3,274,546, and $536,107 and $3,941,358, related to the Series D and Series E, respectively.

The Company incurred issuance costs in connection with the sale of all Series of Preferred Stock which must be accreted over the period from date of issuance to the earliest redemption date. Such accretion for the six months ended June 30, 2012 and 2013 and the years ended December 31, 2010, 2011, and 2012 were as follows:

	Year ended December 31,			Six Months ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Series A	$4,967	$4,967	$4,967	$2,483	$2,482
Series B	3,570	3,570	3,570	1,785	1,784
Series C	2,413	2,413	2,413	1,207	1,207
Series D	22,042	22,043	22,043	11,022	11,023
Series E	21,526	51,153	61,569	30,785	30,785

(l) Other Terms of Preferred Stock

The holders of the Series A, B, C, D and E Preferred Stock have the right to approve certain corporate transactions. Specifically, the Company would need the approval of the preferred stockholders to consummate an initial public offering of the Company’s common stock that was not a Qualified Public Offering, as defined.

(m) Restricted Stock

In January and October 2005, the Company sold 1,296,581 and 2,361,298 shares of common stock, respectively, at a purchase price of $0.0001 per share to certain members of management. The shares are subject to repurchase by the Company under certain conditions, including termination of employment or in the event of a corporate transaction, as defined. The repurchase rights lapsed with respect to 50% of the shares purchased over a period of four years. The repurchase rights for the remaining shares lapse upon the closing of the earlier of a corporate transaction, as defined, or the initial public offering of the common stock of the Company based upon the aggregate sale price of the Company in the event of a corporate transaction, or the pre

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

offering valuation of the Company in an initial public offering. Accordingly, upon the consummation of a corporate transaction, the Company will record compensation expense equal to the fair value of these shares on the date of the transaction. Regarding the 50% of the shares with repurchase rights that lapsed over a period of four years, the Company recorded changes in the intrinsic value of the vested shares in the accompanying consolidated statements of operations. The Company recognized compensation expense of $438,945 and $6,712,211, and $285,182, $683,325, and $877,892, during the six months ended June 30, 2012 and 2013 and the years ended December 31, 2010, 2011, and 2012, respectively, which is included in restricted stock expense in the consolidated statements of operations. This restricted stock expense relates to general and administrative expense. Compensation expense will continue to be recognized for the shares that vest over a four-year period from the date of sale based upon the vested intrinsic value of those shares at each future financial reporting date until the earlier of (i) 15 years following the date of the nonrecourse loans (see below) or (ii) the date that the balance of the nonrecourse loans has been paid in full.

In connection with the purchase of these shares, the Company loaned, on a nonrecourse basis, an aggregate of $960,599 to the purchasers of the shares to cover related tax liabilities incurred by the purchasers. The loans bear interest at an annual rate of 4.75% and are repayable upon the earlier of (i) 15 years following the date of the loans or (ii) upon each sale or other disposition by the purchasers of any shares to a third party, until the balance of the loans has been paid in full. The Company’s sole remedy with respect to the unpaid principal and interest on the loans is to cause an adequate number of the purchased shares to be returned to the Company in complete satisfaction of the balance due. As the loans are nonrecourse, $960,599 was recognized as compensation expense in general and administrative expense in the consolidated statement of operations for the year ended December 31, 2005. Additionally, the 50% of shares that vested over a period of four years have been accounted for as a variable award since their issuance in 2005.

(9) Stock Option Plan

In 2002, the Company adopted a stock option plan (the Plan) whereby options to purchase shares of common stock are issued to employees at an exercise price not less than the fair market value of the Company’s common stock on the date of grant. As of December 31, 2012 and 2011, the Company had authorized 4,939,270 shares to be issued under the Plan. The term, not to exceed ten years, and exercise period of each stock option awarded under the Plan are determined by the board of directors. These options generally vest over a four-year period.

In October 2012, The Company adopted the Amber Road, Inc. 2012 Omnibus Incentive Compensation Plan (the 2012 Plan). The 2012 Plan covers the grant of awards to the Company’s employees (including officers), non-employee consultants and non-employee directors and those of the Company’s affiliates. No shares have been granted under this plan as of December 31, 2012. As of June 30, 2013, the Company had authorized 1,599,605 shares to be issued under the 2012 Plan. The term, not to exceed ten years, and exercise period of each stock option awarded under the 2012 Plan are determined by the board of directors. These options generally vest over a four-year period. As of June 30, 2013, 1,145,000 options have been granted under the 2012 Plan.

Total stock-based compensation expense related to employee options included in the consolidated statements of operations is as follows:

	Year ended December 31,			Six Months ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Cost of subscription revenue	$48,653	$21,486	$42,624	$13,246	$34,026
Cost of professional service revenue	—	341	1,110	555	16,126
Sales and marketing expense	98,513	51,849	46,512	26,104	30,533
Research and development	28,737	25,058	28,668	15,581	13,951
General and administrative expense	77,633	71,540	100,505	51,171	75,098

	$253,536	$170,274	$219,419	$106,657	$169,734

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The fair value of each option grant is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,			Six Months ended June 30,
	2010	2011	2012	2012	2013
(Unaudited)
Risk-free interest rate	1.54 – 2.77%	1.20 – 2.44%	0.79 – 1.12%	1.08 – 1.12%	1.13 – 1.75%
Expected volatility	70.00	60.00 – 70.00	60.00	60.00	60.00
Expected dividend yield	—	—	—	—	—
Expected life	6.25 years	4.81 – 6.25 years	6 – 6.25 years	5.4 – 6.25 years	3.75 – 6.25 years
Weighted average fair value of options granted	$ 0.42	$ 0.49	$ 0.68	$ 0.63	$ 1.50

The computation of expected volatility for the six months ended June 30, 2013 and 2012 and the year ended December 31, 2012 is based on historical volatility of comparable public companies. The volatility percentage represents the mean volatility of these companies. The computation of expected life for the six months ended June 30, 2013 and 2012 and the year ended December 31, 2012 was determined based on the simplified method. The risk-free interest rate is based on U.S. Treasury yields for zero-coupon bonds with a term consistent with the expected life of the options.

Information relative to the Plan is as follows:

	Outstanding options	Exercise price per share	Weighted average exercise price
Balance at December 31, 2009	2,066,095	$0.25 – 2.71	1.23
Granted	570,000	1.54	1.54
Canceled	(25,000)	1.54	1.54

Balance at December 31, 2010	2,611,095	0.25 – 2.71	1.32
Granted	1,045,000	1.54	1.54
Canceled	(133,125)	1.54	1.54

Balance at December 31, 2011	3,522,970	0.25 – 2.71	1.38
Granted	281,782	1.54	1.54
Exercised	(161,343)	0.25 – 1.54	0.27
Canceled	(436,016)	0.25 – 2.20	1.35

Balance at December 31, 2012	3,207,393	0.25 – 2.71	1.45
Granted	1,145,000	1.79 – 4.10	3.35
Exercised	(104,000)	0.25	0.25
Canceled	(4,000)	0.25	0.25

Balance at June 30, 2013 (unaudited)	4,244,393	0.25 – 4.10	1.99

The total intrinsic value of options exercised during 2012 and the six months ended June 30, 2013 was $347,000 and $367,560, respectively.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information with respect to the options outstanding and exercisable under the Plan at December 31, 2012 is as follows:

	Options Outstanding			Options Exercisable
Exercise price per share	Outstanding options	Weighted average remaining contractual life	Intrinsic Value	Options exercisable	Weighted average remaining contractual life	Intrinsic Value
$0.25	174,906	0.9 years	269,355	174,906	0.9 years	269,355
0.56	177,274	2.1 years	218,047	177,274	2.1 years	218,047
1.17	418,431	3.0 years	259,427	418,431	3.0 years	259,427
1.54	2,049,282	6.5 years	512,321	1,009,729	7.2 years	252,432
1.83	20,000	3.8 years	(800)	20,000	3.8 years	(800)
2.20	322,500	4.1 years	(132,225)	322,500	4.1 years	(132,225)
2.71	45,000	4.3 years	(41,400)	45,000	4.3 years	(41,400)

	3,207,393		1,084,725	2,167,840		824,836

The weighted average exercise price and weighted average remaining term of fully vested options as of December 31, 2012 is $1.41 and 4.9 years.

Information with respect to the options outstanding and exercisable under the Plan at June 30, 2013 is as follows (unaudited):

	Options Outstanding			Options Exercisable
Exercise price per share	Outstanding options	Weighted average remaining contractual life	Intrinsic Value	Options exercisable	Weighted average remaining contractual life	Intrinsic Value
$0.25	66,906	0.8 years	343,897	66,906	0.8 years	343,897
0.56	177,274	1.6 years	856,233	177,274	1.6 years	856,233
1.17	418,431	2.5 years	1,765,779	418,431	2.5 years	1,765,779
1.54	2,049,282	6.0 years	7,889,736	1,298,677	7.0 years	4,999,907
1.79	300,000	9.6 years	1,080,000	—	—	—
1.83	20,000	3.3 years	71,200	20,000	3.3 years	71,200
2.20	322,500	3.6 years	1,028,775	322,500	3.6 years	1,028,775
2.71	45,000	3.8 years	120,600	45,000	3.8 years	120,600
3.72	445,000	10.0 years	743,150	—	—	—
4.10	400,000	10.0 years	520,000	—	—	—

	4,244,393		14,419,370	2,348,788		9,186,391

The weighted average exercise price and weighted average remaining term of fully vested options as of June 30, 2013 is $1.48 and 5.1 years.

As of December 31, 2012 and June 30, 2013, 1,479,605 and 454,605, respectively, options are available for future grant. As of December 31, 2012 and June 30, 2013, there was $489,151 and $2,074,596, respectively, of total unrecognized compensation expense related to nonvested stock options. That cost is expected to be recognized over a weighted average period of 1.8 years. Common stock issued upon exercise of stock options is newly issued shares.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Year ended December 31,			Six months ended June 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Basic and diluted net loss per share:
Numerator:
Net loss attributable to common stockholders	$(5,681,564)	$(8,680,791)	$(6,668,584)	$(3,960,549)	$(12,820,642)

Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders	5,384,576	5,384,576	5,498,752	5,451,740	5,607,510

Basic and diluted net loss per share	$(1.06)	$(1.61)	$(1.21)	$(0.73)	$(2.29)

Diluted net loss per share does not include the effect of the following antidilutive common equivalent shares:

	Year ended December 31			Six months ended June 30
	2010	2011	2012	2012	2013
				(Unaudited)
Stock options outstanding	640,164	1,058,595	2,819,893	3,503,018	4,244,393
Stock purchase warrants outstanding	—	—	—	—	368,182
Common equivalent shares from preferred stock	20,948,384	20,948,384	20,948,384	20,948,384	20,948,384

	21,588,548	22,006,979	23,768,277	24,451,402	25,560,959

Basic and diluted net loss per share does not include 1,828,939 unvested shares of restricted common stock, which are subject to repurchase by the Company until the closing of the earlier of a corporate transaction, as defined, or an initial public offering. See note 8(m). The holders of the Series A, B, C, D, and E preferred stock do not have a contractual obligation to share in the losses of the Company.

The unaudited pro forma net loss per share is calculated using the weighted average number of common shares outstanding and assumes the conversion of all outstanding shares of the Company’s A, B, C, D, and E preferred stock into shares of common stock and the vesting of the unvested restricted stock upon the closing of the Company’s planned initial public offering, as if these events had occurred at the beginning of the period. The Company believes the unaudited pro forma net loss per share provides material information to investors, as the conversion of the Series A, B, C, D, and E preferred stock into common stock and the vesting of the unvested restricted stock are expected to occur upon the closing of an initial public offering and the disclosure of pro forma loss per share provides an indication of loss per share that is comparable to what will be reported by the Company as a public company following the closing of the initial public offering.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per common share for the year ended December 31, 2012 and the six months ended June 30, 2013:

	Year ended December 31, 2012	Six months ended June 30, 2013
		(unaudited)
Pro forma basic and diluted net loss per common share:
Net loss attributable to common stockholders	$(6,668,584)	$(12,820,642)

Weighted-average shares outstanding used for basic and diluted EPS	5,498,752	5,607,510
Effect of pro forma conversion of Series A, B, C, D, and E preferred stock	20,948,384	20,948,384
Effect of vesting of shares of restricted common stock	1,828,939	1,828,939

Shares used in computing unaudited pro forma weighted-average basic shares outstanding	28,276,075	28,384,833

Pro forma basic and diluted net loss per share	$(0.24)	$(0.45)

(11) Commitments and Contingencies

(a) Employment Agreements

The Company entered into employment agreements with certain of its officers. The agreements are generally for three-year periods and provide for annual salaries, performance bonuses, and employee benefits. The agreements also include covenants not to compete during the employment term and for one year thereafter. The employment agreements provide for severance benefits in the event of change of control of the Company, as defined, a termination by the Company without cause, as defined, or by the employee for good reason, as defined. The severance benefit is one year’s base salary and continued coverage under the Company’s benefit plans and programs for one year. No severance benefits are payable if the employee is terminated by the Company for cause or by the employee without good reason.

(b) Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

(c) Other

Under the indemnification clauses of the Company’s standard customer agreements, the Company guarantees to defend and indemnify the customer against any claim based upon any failure to satisfy the warranty set forth in the contract associated with infringements of any patent, copyright, trade secret, or other intellectual property right. The Company does not expect to incur any infringement liability as a result of the customer indemnification clauses.

(12) Benefit Plan

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). The Company did not make any matching contributions to the 401(k) Plan during the six months ended June 30, 2012 or 2013 and the years ended December 31, 2010, 2011, or 2012.

(13) Subsequent Events

In 2012, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock which occurred in July 2013.

AMBER ROAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On September 3, 2013, the Company acquired 100% of the issued and outstanding shares of Sunrise International Ltd., a Barbados company, which owns 100% of the issued and outstanding shares of EasyCargo (Shanghai) Co., Ltd. (EasyCargo). EasyCargo is a Software as a Service company focused on a subset of global trade management called China Trade Management. The purchase price for the acquisition consisted of approximately $2,000,000 in cash and 592,592 shares of common stock of the Company. Approximately 97,778 shares are subject to repurchase by the Company for nominal consideration if one of EasyCargo’s principals terminates his employment with the Company. Approximately 198,518 shares are subject to repurchase by the Company for nominal consideration in the event that EasyCargo does not achieve certain revenue targets. In the event that EasyCargo achieves certain goals with respect to its performance through December 31, 2015, the former equityholders of EasyCargo may receive up to an additional performance bonus of $2,500,000, payable in cash or common stock of the Company at the option of the Company.

These financial statements considered subsequent events through September 12, 2013, the date these financial statements were issued.

PROSPECTUS

             Shares

Common Stock

Stifel

Pacific Crest Securities

Canaccord Genuity	Needham & Company	Raymond James

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

SEC registration fee	$
FINRA filing fee
Listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous

Total	$

Item 14. Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant intends to enter into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and amended and restated bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant intends to purchase and maintain insurance on behalf of each person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, we sold the following unregistered securities:

(1)	From June 30, 2010 through June 30, 2013, we issued to our employees, consultants or former service providers an aggregate of 265,343 shares of common stock pursuant to option exercises under our 2002 Stock Option Plan and 2012 Omnibus Incentive Compensation Plan, at exercise prices ranging from $0.25 to $1.79 per share for an aggregate purchase price of $70,367.

(2)	From June 30, 2010 through June 30, 2013, we granted options under our 2002 Stock Option Plan and 2012 Omnibus Incentive Compensation Plan, to purchase an aggregate of 2,651,782 shares of common stock to our employees, directors and consultants, having exercise prices ranging from $1.54 to $4.09 per share for an aggregate exercise price of $6,148,844.

(3)	In July 2010, we sold and issued 4,472,671 shares of Series E preferred stock to Goldman, Sachs & Co., at $3.3537 per share, for a total consideration of $15.0 million.

(4)	In September 2013, we issued 296,285 shares of our common stock as partial consideration for our acquisition of 100% of the issued and outstanding shares of Sunrise International Ltd., a Barbados company, which owns 100% of the issued and outstanding shares of EasyCargo (Shanghai) Co., Ltd.

We made the grants under our compensation plans and issuances of common stock upon exercises of options granted under those plans in reliance on the exemption from registration afforded by Rule 701 under the Securities Act. We issued the Series E preferred stock in reliance on the exemption from registration afforded by Rule 506 of Regulation D under the Securities Act. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See Exhibit Index immediately following the signature pages.

(b) Financial Statement Schedules.

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financials statements or related notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Rutherford, State of New Jersey, on                     2013.

AMBER ROAD, INC.

By:
Name: James W. Preuninger
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James W. Preuninger and John W. Preuninger, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments) and any registration statement related thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement on Form S-1 in the capacities and on the dates indicated.

Signature	Title	Date
James W. Preuninger	Chief Executive Officer and Director (Principal Executive Officer)	, 2013

Thomas E. Conway	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2013

John W. Preuninger	President, Chief Operating Officer and Director	, 2013

Donald R. Caldwell	Director	, 2013

Bernard M. Goldsmith	Director	, 2013

Kenneth M. Harvey	Director	, 2013

Rudy C. Howard	Director	, 2013

Signature	Title	Date

Antoine Munfa	Director	, 2013

Barry M. V. Williams	Chairman	, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of the offering
3.2*	Amended and Restated Bylaws of the Registrant, to be effective upon closing of the offering
4.1*	Specimen Common Stock Certificate of the Registrant
4.2*	Form of Warrant to Purchase Common Stock, issued March 27, 2007 to Orix Venture Finance LLC
5.1*	Opinion of Dentons US LLP
10.1*%	Data Center and General Services Agreement, dated as of November 1, 2009, between Florida Technology Managed Services, Inc. and the Registrant
10.2*%	Amendment 1 to Data Center and General Services Agreement, dated as of November 1, 2012, between Registrant and Florida Technology Managed Services, Inc.
10.3*	Fourth Amended and Restated Investor Rights Agreement, dated as of July 16, 2010, by and among the Registrant and the investors signatory thereto.
10.4+,*	Employment Agreement with James W. Preuninger
10.5+,*	Employment Agreement with John W. Preuninger
10.6+,*	Form of Change in Control Agreement
10.7+,*	2002 Stock Option Plan, as amended
10.8+,*	Form of Employee Stock Option Agreement under the 2002 Stock Option Plan, as amended
10.9+,*	Form of Director Stock Option Agreement under the 2002 Stock Option Plan, as amended
10.10+*	2012 Omnibus Incentive Compensation Plan
10.11+,*	Form of Stock Option Agreement for officers and employees under 2012 Omnibus Incentive Compensation Plan
10.12+,*	Form of Stock Option Agreement for directors under 2012 Omnibus Incentive Compensation Plan
10.13+*	Form of Indemnification Agreement
10.14*	Lease Deed, dated October 9, 2009, by and between the parties signatory thereto, Nextlinx India Private Limited and Prestige Estate Projects Private Limited
10.15%	Office Lease by and between the Metropolitan Life Insurance Company and the Registrant, dated as of October 5, 1998, as amended
10.16%	Deed of Lease by and between MEPT 1660 International Drive LLC and the Registrant, dated as of June 14, 2011
10.17%	Lease Agreement by and between PFRS Crossroads Corp. and the Registrant, dated as of April 30, 2010.
10.18*	Loan and Security Agreement, dated as of April 10, 2013, between Silicon Valley Bank and the Registrant
10.19*	Share Purchase Agreement dated as of September 3, 2013 among Sunrise International Ltd., the shareholders of Sunrise International Ltd, the Registrant and Amber Holdings, Inc.
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP, independent registered public accounting firm
23.2*	Consent of Dentons US LLP (included in Exhibit 5.1 hereto)
23.3*	Consent of Rapture World Limited (provider of SCM World study)
23.4*	Consent of ARC Advisory Group, Inc.
24.1	Power of Attorney (included on the signature page hereto)

*	To be filed by amendment.
**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
%	Previously filed.